As filed with the Securities and Exchange Commission on October 30, 2007.
Registration No. 333-145077

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYNACOR, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	16-1542712
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40 La Riviere Drive, Suite 300
Buffalo, NY 14202
(716) 853-1362
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Ron Frankel
President and Chief Executive Officer
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, NY 14202
(716) 853-1362
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Kenneth R. McVay, Esq. Ward Breeze, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 220 West 42nd Street, 21st Floor New York, New York 10036 (212) 730-8133	Glenn M. Reiter, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum
Securities to be Registered	Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Common stock, par value $0.01 per share	$86,250,000	$2,648

(1)	Includes offering price of shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	A registration fee of $2,648 was paid at the time of the initial filing of the registration statement based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 30, 2007

Synacor, Inc.

           Shares
Common Stock

This is the initial public offering of Synacor, Inc. We are offering           shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “SYNC.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Synacor, Inc.	$	$

The underwriters expect to deliver the shares of our common stock to investors in New York, New York on or about          , 2007.

We have granted the underwriters the right to purchase up to           additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC
Canaccord Adams
Montgomery & Co.

The date of this prospectus is          , 2007.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision. Unless the context otherwise requires, we use the terms “Synacor,” the “company,” “we,” “us” and “our” in this prospectus to refer to Synacor, Inc. and its subsidiaries and predecessor entities on a consolidated basis.

Our Business

We provide an Internet platform and a portfolio of digital content and services that enable broadband service providers to create a compelling online experience for their subscribers. Our platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Our platform also aggregates free and paid digital content and value-added services, including video, from third-party providers to create a customized and branded Internet portal solution. We deliver a seamless subscriber experience by integrating these services and products with existing customer billing and management systems, thereby allowing our customers to extend their brands and enhance their subscriber relationships. We believe our solution assists our customers in promoting subscriber retention, increasing average revenue per user, or ARPU, and cultivating new revenue streams.

Our customers primarily consist of providers of high-speed Internet access, or broadband service providers, such as cable television multi-system operators, or MSOs, telecommunications operators, or Telcos, and independent Internet service providers, or ISPs. Our customers include, among others, Charter Communications, Inc., EarthLink, Inc., Embarq Corporation, Time Warner Cable Inc., United Online, Inc. and Virgin Media Limited. Based on our own internal estimates, we believe that, as of March 31, 2007, our customers had over 21.0 million broadband Internet subscribers, over 5.0 million narrowband Internet subscribers and over 33.0 million household television subscribers in the United States and the United Kingdom.

We have an extensive network of relationships with digital content and service providers. By combining our technology platform with our portfolio of digital content and services, we enable our customers to flexibly package content and services for their subscribers, which allows them to differentiate their brand and respond to changing subscriber needs. Our content providers include, among others, CinemaNow, CNN, Encyclopedia Britannica, Fox Sports Interactive Media, MLB Advanced Media, MusicNet, Inc. and NASCAR.

We generate subscriber-based revenues from the provision of our technology platform, value-added services and paid content. By using Internet search and advertising technologies, we also generate revenues from subscribers’ usage of our customers’ websites, which we refer to as traffic. We have a revenue-sharing relationship with Google, Inc., or Google, that allows us to monetize search activity that takes place on our customers’ portals, and we work with several advertising networks to monetize traffic generated by our customers’ portals with display and other forms of non-search advertising.

Our Industry

The Internet has emerged as a global digital medium for content, communications, advertising and commerce. According to International Data Corporation, or IDC, the number of households with Internet access in 2006 was approximately 72.3 million in the United States and 306.7 million globally. IDC estimates that the number of broadband Internet subscribers in the United States will increase from 56.3 million in 2006 to 91.5 million in 2011, while the total number of broadband subscribers globally will increase from 232.7 million in 2006 to 386.6 million in 2011.

The growth of the Internet has also led to increasing demand for digital content and services. According to Frost & Sullivan Limited, or Frost & Sullivan, the U.S. residential online paid content and services market, which includes music, online games and video, is projected to grow from $3.1 billion in 2006 to $8.8 billion in 2011. As digital media consumption, commerce and overall usage grow across the Internet, advertisers are also shifting a greater proportion of their marketing budgets online. According to IDC, online advertising spending in the United States is projected to increase from $16.9 billion in 2006 to $31.4 billion by 2011.

Against this backdrop, there is an emerging trend towards convergence of digital media within the residence. Consumers are increasingly using their home networks to access multimedia, such as streaming video, music and online content, from multiple platforms, including personal computers, stereos, home theater systems and a variety of Internet-enabled networked devices. IDC forecasts that the number of network-enabled video devices, one of the key building blocks of this “digital home,” will grow from 1.6 million units in the United States in 2006 to 45.3 million units in 2011, for a compound annual growth rate, or CAGR, of 96%.

As usage of the Internet continues to grow, the broadband access market has become increasingly competitive due to the commoditization of Internet access, pricing pressure, evolving consumer demand and the advent of competing new access technologies. MSOs and Telcos are competing directly with each other by packaging broadband Internet access with other services, such as fixed-line voice, television and mobile communications. At the same time, Internet media and technology companies such as AOL LLC, Google, Microsoft Corporation and Yahoo! Inc. are competing with MSOs, Telcos and ISPs for consumer loyalty and spending. To retain subscribers in this competitive environment, broadband service providers are seeking to evolve from providers of basic voice, television and Internet access services to integrated providers of digital content and service offerings.

To maintain and grow their subscriber bases and effectively compete in the current environment, broadband service providers are seeking to provide a differentiated solution—in particular, compelling digital content and value-added online services—that can help promote subscriber retention and increase their ARPU. Providing online content and services, however, has not traditionally been a focus of broadband service providers, and many have not developed the expertise required to provide a seamless user experience integrating a broad range of online offerings. Constantly changing subscriber needs and tastes and rapidly evolving technology, coupled with the difficulty of delivering a digital media experience, create technical and management challenges for companies seeking to deliver these offerings. Broadband service providers are also challenged to extend and strengthen their brand beyond the core Internet access market.

Our Solution

We provide an Internet platform and a portfolio of digital content and services that enable broadband service providers to create a compelling online experience for their subscribers. Our solution provides our customers with the following key benefits:

Differentiation of Broadband Service Providers’ Offerings.  Our platform enables broadband service providers, both domestic and international, to differentiate their offerings by packaging and customizing a wide variety of free and paid digital content and value-added services for their subscribers. Our platform also includes a comprehensive content management and delivery solution that enables our customers to aggregate and deliver content and service offerings from diverse sources.

Access to a Diverse Portfolio of Digital Content and Services.  We have an extensive network of relationships with content and service providers and aggregated a broad portfolio of digital content and services. Using our platform, we and our customers can flexibly package such content and services and make them available to their subscribers.

Ability to Integrate Different Technologies.  We integrate our platform with our customers’ internal systems, which allows subscribers to access third-party content from within the customer-branded portal with a single sign-on and consolidated billing.

Focus and Expertise in Delivering Services and Content.  We are singularly focused on developing an Internet platform and providing a portfolio of digital content and services for our customers. The size of our customer base, together with their associated subscriber footprint, and the depth of our technology expertise provide us with the ability to continually develop and refine our solutions in a way that may not be feasible for many of our customers on a stand-alone basis.

Support for Online Branding Strategies of Broadband Service Providers.  Our solution is a “white label” solution that features the customer’s brand and not ours. Unlike co-branded solutions, where the solution provider could have different or competing objectives and could seek to promote its own brand, we focus solely on strengthening our customers’ relationship with their subscribers.

Enhanced Customer Presence in the Digital Home.  Our solution offers our customers the ability to extend their presence in the digital home by providing them with a flexible technology platform that scales across multiple devices, including personal computers, television sets, personal multimedia players and mobile phones.

Our Strategy

Our goal is to accelerate the growth of our business and to achieve long-term profitability. In order to achieve this goal, we seek to:

•	Enhance our technology platform;

•	Increase subscriber penetration of paid and packaged online services and products;

•	Increase usage and revenue from traffic generated by our services and products;

•	Broaden our customer base;

•	Expand our international operations; and

•	Increase support for new digital platforms and technologies.

Risks Related to Our Business

Our business is subject to a number of risks that you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors” beginning on page 8.

Some of these risks are:

•	We have a limited operating history and may not be able to achieve operational or financial success;

•	We have a history of significant net losses and may not be profitable in future periods;

•	Any loss of, or diminution in, our business relationship with Google could materially and adversely affect our financial performance;

•	A loss of any significant customer could negatively affect our financial performance;

•	Our business could suffer if we do not continue to obtain high-quality content at a reasonable cost;

•	The loss of key officers or an inability to attract and retain qualified personnel could harm our business; and

•	We may not effectively manage growth in our business.

Our History and Corporate Information

Synacor was originally formed as a New York corporation in January 1998 with the name Chek, Inc., or Chek. Chek, an Internet messaging technology provider, designed and managed a proprietary messaging platform that supported the hosting of branded e-mail and time management applications. In December 2000, Chek acquired MyPersonal. com, Inc., or MyPersonal, through a recapitalization and stock swap and changed its name to CKMP, Inc. MyPersonal developed white label Internet community portals and built and managed a flexible platform for delivering content-rich, branded portals to affinity groups with a focus on the educational marketplace. In July 2001, CKMP, Inc. changed its name to Synacor, Inc., and in November 2002, Synacor re-incorporated under the laws of the State of Delaware. MyPersonal remained a subsidiary of Synacor until May 2007 when it was dissolved.

Our corporate headquarters are located at 40 La Riviere Drive, Suite 300, Buffalo, New York 14202. Our telephone number is (716) 853-1362. Our website address is www.synacor.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock.

Synacor® and other trademarks of Synacor appearing in this prospectus are the property of Synacor. This prospectus contains additional trade names and trademarks of other companies. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Industry Data

We make statements in this prospectus about our industry, including historical and projected future broadband subscribers and usage and on-line advertising expenditures. We have derived this information from reports and analyses prepared by third-party market research firms, including the following: IDC; Frost & Sullivan; eMarketer, Inc., or eMarketer; and comScore, Inc., or comScore. We have no reason to believe that any of this information is inaccurate in any material respect; however, we are not able to independently verify this information.

The Offering

Common stock offered by Synacor	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. We do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying cash dividends for the foreseeable future. See “Dividend Policy.”

Proposed Nasdaq Global Market symbol	SYNC

The number of shares of our common stock to be outstanding following this offering is based on 12,043,502 shares of our common stock outstanding as of June 30, 2007, which assumes the conversion of all outstanding shares of our preferred stock, but excludes:

•	180,000 restricted shares of common stock sold to our chief financial officer in April 2007 for $1.39 per share, which are subject to our right of repurchase upon termination of service;

•	2,369,161 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $1.08 per share;

•	598,292 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2007 at an exercise price of $1.17 per share;

•	an aggregate of 161,941 shares of common stock reserved as of June 30, 2007 for future grants under our 2000 Stock Plan and 2006 Stock Plan and an additional 550,000 shares of common stock reserved since June 30, 2007 for future grants; and

•	1,500,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 250,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the effective date of the registration statement of which this prospectus is a part.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 11,596,759 shares of common stock concurrently with the closing of the offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares from Synacor in the offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 and as of December 31, 2005 and 2006 and June 30, 2007 from our audited consolidated financial statements and related notes, which are included in this prospectus. The summary consolidated financial data for the six months ended June 30, 2006 are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands except share and per share data)

Consolidated Statements of Operations Data:
Net sales	$2,385	$14,340	$26,327	$11,823	$17,681

Costs and expenses:
Cost of sales(1)	1,244	7,781	15,327	6,958	10,179
Research and development(1)(2)	1,385	2,802	4,546	2,135	3,152
Sales and marketing(2)	1,426	2,434	4,413	1,981	3,320
General and administrative(1)(2)(3)	1,072	1,892	3,933	1,668	2,287
Depreciation and amortization	191	177	465	191	577

Total costs and expenses	5,318	15,086	28,684	12,933	19,515

Loss from operations	(2,933)	(746)	(2,357)	(1,110)	(1,834)
Loss on extinguishment of debt	—	—	(32)	—	—
Other income	27	93	279	36	330
Interest expense	(77)	(117)	(132)	(73)	(91)

Loss before income taxes	(2,983)	(770)	(2,242)	(1,147)	(1,595)
Provision for income taxes	—	—	14	—	9

Net loss	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)

Net loss per common share, basic and diluted(4)	$(36.27)	$(9.20)	$(18.83)	$(13.10)	$(5.93)

Weighted average number of common shares outstanding — basic and diluted(4)	82,260	83,630	119,815	87,582	270,420

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Amounts for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 have been restated to appropriately allocate the expense for employee bonuses in each period to research and development, sales and marketing, and general and administrative expense. (See Note 14 to the consolidated financial statements.)

(3)	Amounts for the six months ended June 30, 2007 have been restated to adjust stock-based compensation expense. (See Note 14 to the consolidated financial statements.)

(4)	Amounts for the six months ended June 30, 2007 have been restated to exclude the effect of the 180,000 restricted shares of common stock sold to our chief financial officer. (See Note 14 to the consolidated financial statements.)

The following table sets forth consolidated balance sheet data as of December 31, 2005 and 2006. The table also sets forth consolidated balance sheet data as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into common stock concurrently with the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the conversion of all outstanding shares of preferred stock into common stock concurrently with the closing of this offering and (ii) the receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $ , which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering.

			As of
			June 30,
			2007
	As of				Pro
	December 31,			Pro	Forma As
	2005	2006	Actual	Forma	Adjusted
				(unaudited)	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,721	$15,293	$12,225	$12,225
Trade receivables, net	2,067	4,102	4,162	4,162
Property and equipment, net	1,190	4,315	5,172	5,172
Total assets	6,243	24,212	23,441	23,441
Long-term notes payable, capital lease obligations and other long term liabilities(1)	934	1,297	2,200	2,200
Convertible preferred stock	11,187	28,432	28,432	—
Total stockholders’ equity(1)	2,554	17,608	16,092	16,092

(1)	Amounts as of June 30, 2007 have been restated to correct the accounting for 180,000 restricted shares of common stock sold to our chief financial officer. (See Note 14 to the consolidated financial statements.)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to invest in our common stock. If any of the following events actually occur or risks actually materialize, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose some or all of your investment.

Risks Related to Our Business

We have a limited operating history and may not be able to achieve operational or financial success.

We have only a limited history of generating revenues, and the future revenue potential of our business is uncertain. As a result of our short operating history, we have limited financial data that can be used to evaluate our business and assess our future prospects. Any evaluation of our business and our prospects must be considered in light of our limited operating history, which may not be indicative of future performance, and the risks and uncertainties encountered by companies in our stage of development. As an early stage company, we face increased risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we must do the following:

•	maintain and expand our current, and develop new, relationships with broadband service providers and other potential customers;

•	maintain and expand our current, and develop new, relationships with third-party content owners;

•	maintain and expand our current, and develop new, relationships with search and advertising partners;

•	retain or improve our current revenue-sharing arrangements with our customers, third-party content owners and our search and advertising partners;

•	continue to develop new high-quality products that achieve significant market acceptance;

•	continue to develop and upgrade our technology;

•	continue to enhance our information processing systems;

•	increase the number of subscribers that access our content and purchase our premium offerings;

•	execute our business and marketing strategies successfully;

•	respond to competitive developments; and

•	attract, integrate, retain and motivate qualified personnel.

We may be unable to accomplish one or more of these objectives, which could cause our business to suffer. In addition, accomplishing these objectives might be very expensive, which could adversely impact our operating results and financial condition.

We have a history of significant net losses and may not be profitable in future periods.

We have incurred significant losses since inception, including a net loss of $3.0 million in 2004, a net loss of $0.8 million in 2005 and a net loss of $2.3 million in 2006. Due to increased expenses, our net loss for the six months ended June 30, 2007 exceeded our net loss for the comparable period in 2006, and our net loss for the year ending December 31, 2007 may exceed our net loss for 2006. Our expenses will continue increasing as we implement initiatives designed to grow our business, including, among other things, the development and marketing of new services and products, licensing of content, expansion of our infrastructure, international expansion and general and administrative expenses associated with being a public company. If our revenues do not sufficiently increase to offset these expected increases in operating expenses, we will continue to incur significant losses and will not become profitable. Our revenue growth in recent periods should not be considered indicative of our future performance. In fact, in future periods, our revenues could decline. Accordingly, we may not be able to achieve profitability in the future. Any failure to achieve profitability may materially and adversely affect our business, results of operations and financial condition, as well as the trading price of our common stock.

Our quarterly revenues and operating results can fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, our stock price and the value of your investment could decline substantially.

As a result of our limited operating history and the rapidly changing nature of the markets in which we compete, our quarterly revenues and operating results are likely to fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control, including:

•	any failure of significant customers to renew their agreements with us;

•	our ability to attract new customers;

•	any failure to maintain strong relationships and favorable revenue sharing arrangements with our search and advertising partners, in particular Google;

•	our ability to increase sales of value-added services and paid content to existing subscribers;

•	a reduction in the quantity or pricing of sponsored links that subscribers click on;

•	a reduction in the pricing of display advertisements by advertisers;

•	the timing and success of new service and product introductions by us or our competitors;

•	service outages, other technical difficulties or security breaches;

•	limitations relating to the capacity of our networks, systems and processes;

•	changes in our pricing policies or those of our competitors;

•	changes in the prices our customers charge for value-added services and paid content;

•	variations in the demand for our services and products and the implementation cycles of our services and products by our customers;

•	our failure to accurately estimate or control costs, including costs related to the initial launch of new customers’ websites;

•	maintaining appropriate staffing levels and capabilities relative to projected growth;

•	the timing of costs related to the development or acquisition of technologies, services or businesses to support our existing customer base and potential growth opportunities; and

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses.

Because the market for our services and products is relatively new and rapidly changing, it is difficult to predict future financial results. For these reasons, you should not rely on period-to-period comparisons of our financial results, if any, as indications of future results. Our future operating results could fall below the expectations of securities analysts or investors and significantly reduce the trading price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

Google accounts for a significant portion of our revenue, and any loss of, or diminution in, our business relationship with Google could materially and adversely affect our financial performance.

We leverage traffic on our customers’ websites to generate search and advertising revenues, a substantial portion of which are derived from text-based links to advertisers’ websites as a result of Internet searches. We have a revenue-sharing relationship with Google, under which we typically include a Google-branded search tool on customer portals. When a subscriber makes a search request using this tool, we deliver it to Google. Google returns search results to us that include advertiser-sponsored links. If the subscriber clicks on a sponsored link, Google receives payment from the sponsor of that link and shares a portion of that payment with us. We then typically share a portion of that payment with the applicable customer. Our Google-related revenues, which consist of the portion of the payment from the sponsor that Google shares with us, accounted for approximately 49.7% of our net sales in 2006 and 44.4% of our net sales in the six months ended June 30, 2007. Our agreement with Google, which was renewed in July 2006, expires in July 2008, unless we and Google mutually elect to renew it. If advertisers were to discontinue their usage of Internet search, if Google’s revenues from search-based advertising were to decrease, if our share of Google’s revenues were to be reduced, or if our agreement with Google were to be terminated for any reason or renewed on less favorable terms, our revenues could be materially and adversely affected.

Most of our customers are MSOs and Telcos, and consolidation within the cable and telecommunications industries, or migration of MSO and Telco subscribers from one broadband service provider to another, could adversely affect our business.

Our net sales from MSOs and Telcos, including our search and advertising revenue generated by the traffic on these customers’ websites, accounted for more than 83% of our net sales in 2006 and more than 82% of our net sales in the six months ended June 30, 2007. The cable and telecommunications industries have experienced consolidation over the past several years, and we expect that this trend will continue. As a result of consolidation, some of our customers may be acquired by companies with which we do not have existing relationships and which may have relationships with one of our competitors or may have the in-house capacity to perform the services we provide. As a result, such acquisitions could cause us to lose customers and the associated subscriber-based and search and advertising revenues. For example, in April 2006, Comcast Corporation, or Comcast, completed its acquisition of Susquehanna Communications, which subsequently ended its relationship with us as a customer in April 2007. In addition, in July 2006, Time Warner Cable Inc., or Time Warner, and Comcast announced that they completed the acquisition of substantially all of the assets of Adelphia Communications Corp., or Adelphia. In connection with the acquisition, we entered into a new agreement with Time Warner, under which we agreed that we will continue providing Adelphia subscribers who became Time Warner subscribers the same services that such subscribers had been receiving under our agreement with Adelphia prior to the acquisition. We refer to this agreement as “the Adelphia legacy agreement.” Our revenues from the traffic associated with the former Adelphia subscribers have, however, declined significantly and we expect revenues associated with this traffic to continue to decline or cease in the near term.

Consolidation may also require us to reduce prices as a result of enhanced customer leverage. We may not be able to offset the effects of any price reductions, and we may not be able to expand our customer base to counter any revenue declines resulting from the loss of customers or subscribers.

MSO and Telco subscribers may become dissatisfied with their current broadband service provider and may switch to another provider. In the event that there is substantial subscriber migration from our existing customers to service providers with which we do not have a relationship, the fees that we receive on a per-subscriber basis, and the related search and advertising revenues generated by these customers’ websites, could decline.

A loss of any significant customer could negatively affect our financial performance.

We derive a substantial portion of our net sales from a small number of customers. For example, net sales attributable to two customers, Charter Communications Inc., or Charter, and Time Warner (pursuant to the Adelphia legacy agreement only), together accounted for approximately 53% of our net sales for the year ended December 31, 2006, with net sales attributable to each of these customers accounting for more than 20% in such period. In addition, net sales attributable to Charter, Time Warner (pursuant to the Adelphia legacy agreement only) and Embarq Corporation, or Embarq, together accounted for approximately 56% of our net sales for the six months ended June 30, 2007, with net sales attributable to two of these customers each accounting for more than 15% in such period and net sales attributable to the third customer accounting for more than 10%. Net sales attributable to these customers includes the subscriber-based revenues earned directly from them, as well as the search and advertising revenues earned from third parties, such as Google, based on traffic generated from their websites.

Our contracts with these and other customers are generally long-term contracts, with a term of approximately two to three years. If any one of these key contracts is not renewed or otherwise is terminated, or if revenues from these significant customers decline because of competitive or other reasons, our revenues would decline and our ability to achieve or sustain profitability would be impaired. In addition to loss of subscriber-based revenues, including portal and paid content sales, we would also lose significant revenues from the related search and advertising services that we provide on these customers’ websites. We must maintain our key customer relationships, but we cannot assure you that we will be successful in doing so.

Our agreements with some of our customers and content providers contain penalties for non-performance and fixed payments, which could limit our ability to improve our financial performance.

We have entered into service level agreements with most of our customers. These agreements generally call for specific system “up times” and 24 hours per day, seven days per week support and include penalties for non-performance. We may be unable to fulfill these commitments due to circumstances beyond our control, which could subject us to substantial penalties under those agreements, harm our reputation and result in a reduction of revenues or the loss of customers, which would have an adverse effect on our business.

Moreover, certain of our agreements with customers and content providers require us to make fixed payments to them. The aggregate amount of such fixed payments for the years ending 2007, 2008 and 2009 are approximately $7.1 million, $6.5 million and $1.6 million, respectively. We are required to make these fixed payments regardless of the achievement of any revenue objectives or subscriber or usage levels. If we do not achieve our financial objectives, these contractual commitments would constitute a greater percentage of our revenue than originally anticipated and affect our profitability.

Our sales cycles in contracting with new customers are long and unpredictable, which makes it difficult to project when we will obtain new customers and when we will generate additional revenues and cash flows from those customers.

We market our services and products directly to broadband service providers, including MSOs, Telcos and ISPs. New customer relationships typically take time to finalize. Due to operating procedures in many organizations, a significant time period may pass between selection of our services and products by key decision-makers and the signing of a contract. The length of time between the initial customer sales call and the realization of significant sales is difficult to predict and can range from several months to several years. As a result, it is difficult to predict when we will obtain new customers and when we will begin to generate revenues and cash flows from these potential new customers.

Our sales growth will be adversely affected if we are unable to expand the breadth of our services and products or to introduce new services and products on a timely basis.

To retain our existing customers, attract new customers and increase overall revenues, we must continue to develop and introduce new services and products on a timely basis and continue to develop additional features to our existing product base. If our existing and prospective customers do not perceive that we will deliver our services and products when we promise to do so, and if they do not perceive our services and products to be of sufficient value and quality, we may lose the confidence of our existing customer base and fail to increase sales to these existing customers, and we may not be able to attract new customers, each of which would adversely affect our operating results.

We rely on our management team and need additional personnel to expand our business, and the loss of key officers or an inability to attract and retain qualified personnel could harm our business.

We depend on the continued contributions of our senior management and other key personnel, especially Ron Frankel, our chief executive officer, Eric Blachno, our chief financial officer, George Chamoun, our senior vice president, and Ross Winston, our chief technology officer. The loss of the services of any of our executive officers or other key employees could harm our business. All of our executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance, marketing and creative personnel. We face intense competition for qualified individuals from numerous technology, marketing and media companies, and we may incur significant costs to attract them. We may be unable to attract and retain suitably qualified individuals, or we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in the trading price of our common stock following the consummation of this offering may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the trading price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

We depend on third parties for content that is critical to our business, and our business could suffer if we do not continue to obtain high-quality content at a reasonable cost.

We license the content that we aggregate on our customers’ portals from numerous third-party content providers, and our future success is highly dependent upon our ability to maintain and enter into new relationships with these and other content providers. In the future, some of our content providers may not give us access to high-quality content or may increase the royalties, fees or percentages that they charge us for their content, which could have a material negative effect on our operating results. Our rights to the content that we offer to our customers and their subscribers are not exclusive, and the content providers could license their content to our competitors. Our content providers could even grant our competitors exclusive licenses. In addition, our customers are not prohibited from entering into content deals directly with our content providers. Any failure to enter into or maintain satisfactory arrangements with content providers would adversely affect our ability to provide a variety of interesting services and products to our customers. Our reputation and operating results could suffer as a result, and it may be more difficult for us to develop new relationships with potential customers. Our costs as a percentage of revenues may also increase due to price competition.

System failures or capacity constraints could harm our business and financial performance.

The provision of our services and products depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our reputation could be damaged if people believe our systems are unreliable. Our systems are vulnerable to damage or interruption from snow storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems and similar events. Our data center is also subject to break-ins, sabotage and intentional acts of vandalism and to potential disruptions if the operators of the facility have financial difficulties. Although we maintain insurance to cover a variety of risks, the scope and amount of our insurance coverage may not be sufficient to cover our losses resulting from system failures or other disruptions to our online operations. For example, the limit on our business interruption insurance is approximately $1.0 million. Any system failure or disruption and any resulting losses that are not recoverable under our insurance policies may materially harm our business, operating results and financial condition.

Although we regularly back-up our systems and store these system back-ups in a site located in the greater Buffalo, New York area, we do not have full second-site redundancy. If we were forced to rely on our system back-ups, we would experience significant delays in restoring the functionality of our customers’ websites and could experience loss of data, which would harm our business and our operating results.

Our services and products may become less competitive or even obsolete if we fail to respond to technological developments.

Our future success will depend, in part, on our ability to modify or enhance our services and products to meet customer and subscriber needs, to add functionality and to address technological advancements that would improve their performance. For example, if our services and products do not adapt to the increasing video usage on the Internet or to take into account evolving developments in social networking, then they could begin to appear obsolete.

To remain competitive, we will need to develop new services and products and adapt our existing ones to address these and other evolving technologies and standards. However, we may be unsuccessful in identifying new opportunities or in developing or marketing new services and products in a timely or cost-effective manner. In addition, our product innovations may not achieve the market penetration or price levels necessary for profitability. If we are unable to develop enhancements to, and new features for, our existing services and products or if we are unable to develop new services and products that keep pace with rapid technological developments or changing industry standards, our services and products may become obsolete, less marketable and less competitive, and our business will be harmed.

We must effectively manage growth in our business.

To date, we have expanded our business through organic growth. We expect to continue to grow organically, and we may also grow through strategic acquisitions in the future. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new technologies and acquisitions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. Continued growth could strain our ability to:

•	develop and improve our operational, financial and management controls;

•	enhance our reporting systems and procedures;

•	recruit, train and retain highly skilled personnel;

•	maintain our quality standards; and

•	maintain content owner and customer satisfaction.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Expansion into international markets, which is an important part of our strategy, but where we have limited experience, will subject us to risks associated with international operations.

We plan to expand our product offerings internationally, particularly in Europe and, over the long term, in Asia and Latin America. We have limited experience in marketing and operating our services and products in international markets, and we may not be able to successfully develop our business in these markets. Our success in these markets will be directly linked to the success of relationships with potential customers, content partners and other third parties.

As the international markets in which we plan to operate continue to grow, competition in these markets will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of and focus on the local markets. Some of our domestic competitors who have substantially greater resources than we do may be able to more quickly and comprehensively develop and grow in the international markets. International expansion may also require significant financial investment including, among other things, the expense of developing localized products, the costs of acquiring foreign companies and the integration of such companies with our operations, expenditure of resources in developing customer and content relationships and the increased costs of supporting remote operations.

Other risks of doing business in international markets include the increased risks and burdens of complying with different legal and regulatory standards, difficulties in managing and staffing foreign operations, recruiting and retaining talented direct sales personnel, limitations on the repatriation of funds and fluctuations of foreign exchange rates, varying levels of Internet technology adoption and infrastructure, and our ability to enforce contracts in foreign jurisdictions. In addition, our success in international expansion could be limited by barriers to international expansion such as tariffs, adverse tax consequences and technology export controls. If we cannot manage these risks effectively, the costs of doing business in some international markets may be prohibitive or our costs may increase disproportionately to our revenues.

We may expand our business through acquisitions of, or investments in, other companies or new technologies, which may divert our management’s attention or prove not to be successful.

Although we have no present understandings, commitments or agreements to pursue acquisitions of other businesses, we may decide to do so in the future. Future acquisitions could divert management’s time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures, including, among other things:

•	incorporating new technologies into our existing business infrastructure;

•	consolidating corporate and administrative functions;

•	coordinating our sales and marketing functions to incorporate the new business or technology;

•	maintaining morale, retaining and integrating key employees to support the new business or technology and managing our expansion in capacity; and

•	maintaining standards, controls, procedures and policies (including effective internal controls over financial reporting and disclosure controls and procedures).

In addition, a significant portion of the purchase price of companies we may acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our operating results.

Future acquisitions could result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could harm our financial condition and operating results. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

Our business depends, in part, on our ability to protect and enforce our intellectual property rights.

The protection of our intellectual property is critical to our success. We rely on copyright and trademark enforcement, contractual restrictions and trade secret laws to protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with certain parties with whom we conduct business to limit access to and disclosure of our proprietary information. However, if we are unable to adequately protect our intellectual property, our business may suffer from the piracy of our technology and the associated loss in revenue. Other parties may also independently develop similar or competing products that do not infringe upon our intellectual property rights, and that are similar or superior to our technology.

Protecting against the unauthorized use of our intellectual property and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Any claims from a third party that we are infringing upon its intellectual property, whether valid or not, could subject us to costly and time-consuming litigation or expensive licenses or force us to curtail some services or products.

Companies in the Internet and technology industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our services and products to others and may require that we procure substitute products or services for our customers.

In the case of any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our service and product offerings and may be unable to compete effectively. Any of these consequences could harm our operating results.

We are not currently subject to any legal proceedings with respect to our intellectual property; however, we may from time to time become a party to various legal proceedings with respect to our intellectual property arising in the ordinary course of our business.

Any unauthorized disclosure or theft of private information we gather could harm our reputation and subject us to claims or litigation.

We collect, and have access to, personal information of subscribers, including names, addresses, account numbers, credit card numbers and email addresses. Unauthorized disclosure of personally identifiable information regarding website visitors, whether through breach of our systems by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were an inadvertent disclosure of personally identifiable information, or if a third party were to gain unauthorized access to the personally identifiable information we possess, our operations could be seriously disrupted and we could be subject to claims or litigation arising from damages suffered by subscribers or our customers. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information. Finally, any perceived or actual unauthorized disclosure of the information we collect could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business.

We may require additional capital to grow our business, and this capital may not be available on acceptable terms or at all.

We have historically relied on outside financing, principally equity investments by venture capital investors, which are a substantial majority of our existing stockholders, and, to a lesser degree, cash flows from operations to fund our operations, capital expenditures and expansion. In the future, the operation of our business and our growth strategy may require significant additional capital, especially if we were to accelerate our expansion and acquisition plans. If the cash generated from operations and from this offering are not sufficient to meet our capital requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We may not be able to raise needed capital on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price, in which case our existing stockholders would suffer substantial dilution. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. If new sources of financing are required but are insufficient or unavailable, we could be required to delay, abandon or otherwise modify our growth and operating plans to the extent of available funding, which would harm our ability to grow our business.

Changes in, or interpretations of, accounting rules and regulations, including recent rules and regulations regarding expensing of stock options, could result in unfavorable accounting charges and make attracting and retaining personnel more difficult.

We prepare our financial statements to conform to accounting principles generally accepted in the United States, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission, or SEC, and other regulatory bodies. A change in accounting principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. For example, we have used stock options as a fundamental component of our employee compensation packages. We believe that stock options directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain in our employ. Several regulatory agencies and entities have made regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. For example, the FASB released Statement of Financial Accounting Standards, or SFAS 123R, “Share-Based Payments,” which required us to record a charge to earnings for employee stock option grants beginning in January 2006. We may, as a result of these changes, incur increased compensation costs or change our equity compensation strategy, which could make it more difficult to attract, retain and motivate employees. Any of these factors could materially and adversely affect our business, operating results and financial condition.

Investors could lose confidence in our financial reports, and the trading price of our common stock may be adversely affected, if our internal controls over financial reporting are found by management or by our independent registered public accounting firm not to be adequate or if we disclose material weaknesses in those controls.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm attest to our evaluation beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. We are in the process of preparing and implementing an internal plan for compliance with Section 404 and strengthening and testing our system of internal controls to provide the basis for our report. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

If we or our independent registered public accounting firm discover a material weakness in our internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.

In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the SEC, the suspension or delisting of our common stock from The Nasdaq Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce the trading price of our common stock and could harm our business.

Completion of our initial public offering may limit our ability to use our net operating loss carryforwards.

As of December 31, 2006, we had substantial federal and state net operating loss, or NOL, carryforwards. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of NOL carryforwards that we can utilize in the future to offset taxable income. We believe that, as a result of this initial public offering, it is possible that a change in our ownership will be deemed to have occurred. If such a change in our ownership is deemed to occur, our ability to use our NOL carryforwards in any fiscal year may be limited under these provisions.

Risks Related to Our Industry

The growth of the market for our services and products depends on the continued growth of the Internet as a medium for content, advertising, commerce and communications.

Expansion in the sales of our services and products depends on the continued acceptance of the Internet as a platform for content, advertising, commerce and communications. The acceptance of the Internet as a medium for such uses could be adversely impacted by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet and its acceptance as such a medium has been harmed by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a medium for widespread content, advertising, commerce and communications, the demand for our services and products would be significantly reduced, which would harm our business.

The growth of the market for our services and products depends on the development and maintenance of the Internet infrastructure.

Our business strategy depends on continued Internet and broadband access growth. Any downturn in the use or growth rate of the Internet or broadband access would be detrimental to our business. If the Internet continues to experience significant growth in number of users, frequency of use and amount of data transmitted, the Internet infrastructure might not be able to support the demands placed on it and the performance or reliability of the Internet may be adversely affected. The success of our business therefore depends on the development and maintenance of a sound Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, such as routers, for providing reliable Internet access and services. Consequently, as Internet usage increases, the growth of the market for our products depends upon improvements made to the Internet as well as to individual customers’ networking infrastructures to alleviate overloading and congestion. In addition, any delays in the adoption of new standards and protocols required to govern increased levels of Internet activity or increased governmental regulation may have a detrimental effect on the Internet infrastructure.

A substantial portion of our net sales are derived from search and advertising, so that our net sales might decline if advertisers do not continue their usage of the Internet as an advertising medium.

We have derived and expect to continue to derive a substantial portion of our net sales from search-based and other advertising on our customers’ websites. However, the prospects for continued demand and market acceptance for Internet advertising are uncertain. If advertisers do not continue to increase their usage of the Internet, our revenue might stagnate or decline. Advertisers that have traditionally relied on other advertising media may not advertise on the Internet. Most advertising agencies and potential advertisers, particularly local advertisers, have only limited experience advertising on the Internet and devote only a small portion of their advertising expenditures to online advertising. As the Internet evolves, advertisers may find online advertising to be a less attractive or effective means of promoting their services and products than traditional methods of advertising and may not continue to allocate funds for Internet advertising. Many historical predictions by industry analysts and others concerning the growth of the Internet as a commercial medium have overstated the growth of the Internet and you should not rely upon them. This growth may not occur or may occur more slowly than estimated.

Most of our search revenues are based on the number of paid “clicks” on sponsored links that are included in search results generated from our customers’ websites. Generally, each time a subscriber clicks on a sponsored link, the search provider that provided the commercial search result receives a fee from the advertiser who paid for such commercial click and the search provider pays us a portion of that fee and we, in turn, typically share a portion of the fee we receive with our customer. If an advertiser receives what it perceives to be a large number of clicks for which it needs to pay, but that do not result in a desired activity or an increase in sales, the advertiser may reduce or eliminate its advertisements through the search provider that provided the commercial search result to us. This may lead to a loss of revenue to our search providers and consequently to lesser fees paid to us, which could have a material negative effect on our financial results.

We cannot assure you that market prices for online advertising will not decrease due to competitive or other factors. In addition, if a large number of Internet users use filtering software programs that limit or remove advertising from the users’ view, advertisers may perceive that Internet advertising is not effective and may choose not to advertise on the Internet. Moreover, there are varying standards for the measurement of the effectiveness of Internet advertising, and no single standard may develop sufficiently to support online advertising as a significant advertising medium. If no such standards develop, advertisers may be reluctant to transition to the Internet from conventional media.

The market for Internet-based services and products in which we operate is highly competitive, and if we cannot compete effectively, our sales may decline and our business may be harmed.

Competition in the market for Internet-based services and products in which we operate is intense and involves rapidly-changing technologies and customer and subscriber requirements, as well as evolving industry standards and frequent product introductions. Our primary competitors include broadband service providers with internal information technology staff capable of developing similar solutions in-house and Yahoo! Inc., or Yahoo!, InfoSpace, Inc., or InfoSpace, Ask.com, a wholly-owned business of IAC/InterActiveCorp, or Ask, Google, AOL LLC, or AOL, and MSN, a division of Microsoft Corporation, or Microsoft. Advantages of some of our existing and potential competitors’ over us include the following:

•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition;

•	the capacity to leverage their marketing expenditures across a broader portfolio of services and products;

•	more extensive proprietary intellectual property from which they can develop or aggregate content without having to pay fees or paying significantly lower fees than we do;

•	pre-existing relationships with content providers that afford them access to content while blocking the access of competitors to that same content;

•	pre-existing relationships with MSOs, Telcos and ISPs that afford them a strong customer base;

•	lower labor and development costs; and

•	broader global distribution and presence.

If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.

Subscriber tastes continually change and are unpredictable, and our sales may decline if we fail to enhance our service and content offerings to achieve continued subscriber acceptance.

Our business depends on aggregating and providing services and content that our customers will place on their websites, including news, entertainment, sports and other content that subscribers find engaging, and value-added services and paid content that subscribers will buy. We must continue to invest significant resources in licensing efforts, research and development and marketing to enhance our service and content offerings, and we must make decisions about these matters well in advance of product releases to implement them in a timely manner. Our success depends, in part, on unpredictable and volatile factors beyond our control, including subscriber preferences, competing content providers and portals and the availability of other news, entertainment, sports and other services and content. If our services and content are not responsive to the requirements of our customers or the preferences of their subscribers, or the services and content are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. Even if our services and content are successfully introduced and initially adopted, a subsequent shift in the preferences of our customers or their subscribers could cause a decline in our services and content’s popularity that could materially reduce our revenues and harm our business, results of operations and financial condition.

Government regulation of the Internet continues to evolve, and new laws and regulations could significantly harm our financial performance.

Today, there are relatively few laws specifically directed towards conducting business over the Internet. We expect more stringent laws and regulations relating to the Internet to be enacted. The adoption or modification of laws related to the Internet could harm our business, operating results and financial condition by, among other things, increasing our costs and administrative burdens. Due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the international, federal and state levels, which are likely to address a variety of issues such as:

•	user privacy and expression;

•	ability to collect and/or share necessary information that allows us to conduct business on the Internet;

•	export compliance;

•	pricing and taxation;

•	fraud;

•	advertising;

•	intellectual property rights;

•	consumer protection;

•	protection of minors;

•	content regulation;

•	information security; and

•	quality of services and products.

Several federal laws that could have an impact on our business have been adopted. The Digital Millennium Copyright Act of 1998 is intended to reduce the liability of online service providers of third-party content, including content that may infringe copyrights or rights of others. The Children’s Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

Laws and regulations regarding user privacy and information security impact our business because we collect and use personal information regarding the users of our customers’ websites. We use this information to deliver more relevant content and services and provide subscribers with a personalized online experience. We share this information on an aggregate basis with our partners and, subject to confidentiality agreements, to prospective partners and sponsors. Laws such as the CAN-SPAM Act of 2003 or other user privacy or security laws could restrict our and our customers’ ability to market products to their subscribers, create uncertainty in Internet usage and reduce the demand for our services and products or require us to redesign our customers’ Internet portals.

We could find it costly for us to comply with existing and potential laws and regulations, and they could harm our marketing efforts and our attractiveness to advertisers by, among other things, restricting our ability to collect demographic and personal information from subscribers or to use or disclose that information in certain ways. If we were to violate these laws or regulations, or if it were alleged that we had, we could face private lawsuits, fines, penalties and injunctions and our business could be harmed. Even though we believe we meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming to defend.

Finally, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could also increase our costs of doing business, discourage Internet communications, reduce demand for our services, and expose us to substantial liability.

Risks Related to this Offering and Ownership of Our Common Stock

Our existing stockholders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key corporate decisions, such as an acquisition of our company.

Following the consummation of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock, or     % if the underwriters exercise their over-allotment option in full. As a result, these stockholders, if they act together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, if they act together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the trading price of our common stock by:

•	delaying, deferring or preventing a change in our control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of our common stock may cause the trading price of our common stock to decline.

If our existing stockholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of June 30, 2007, upon completion of this offering, we will have outstanding           shares of common stock (or           shares if the underwriters exercise their over-allotment option in full). Of these shares, only the shares of common stock sold in this offering will be immediately freely tradable, without restriction, in the public market, except for those shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Our directors, executive officers, holders of substantially all of our common stock and holders of options and warrants to purchase our stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period through the date that is 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. In addition, substantially all of the holders of our common stock and options to purchase our common stock have previously entered into agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or material news or the occurrence of a material event relating to us.

Upon the expiration of the contractual lock-up agreements pertaining to this offering 180 days from the date of this prospectus, or such longer period described above, up to an additional           shares will be eligible for sale in the public market,           of which will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and, in certain cases, various vesting agreements. Some of our existing stockholders have demand and piggyback rights to require us to register with the Securities and Exchange Commission, or SEC, up to 11,671,891 shares of our common stock, subject to contractual lock-up agreements. See “Description of Capital Stock—Registration Rights” for more information. If we register any of these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

In addition, the shares that are either subject to outstanding options or that may be granted in the future under our 2007 Equity Incentive Plan, and the shares that are subject to outstanding warrants, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, we intend to register the shares of our common stock that we may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

Some provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including:

•	our board of directors is classified into three classes of directors with staggered three-year terms;

•	our directors may only be removed for cause, and only with the affirmative vote of at least 50.1% of the voting interest of stockholders entitled to vote;

•	only our board of directors and not our stockholders will be able to fill vacancies on our board of directors;

•	only our chairman of the board, our chief executive officer or a majority of our board of directors, and not our stockholders, are authorized to call a special meeting of stockholders;

•	our stockholders will be able to take action only at a meeting of stockholders and not by written consent;

•	our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions and other provisions in our charter documents could discourage, delay or prevent a transaction involving a change in our control. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then-current trading price of their shares. These provisions could also discourage proxy contests and could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions you desire.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change of control that our stockholders might consider to be in their best interests. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law.”

We have not paid cash dividends on our capital stock and we do not expect to do so in the foreseeable future.

We have not historically paid cash dividends on our capital stock. We anticipate that we will retain all future earnings and cash resources for the future operation and development of our business, and as a result, we do not anticipate paying any cash dividends to holders of our capital stock for the foreseeable future. Any future determination regarding the payment of any dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board may deem relevant. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may fail to apply these proceeds effectively.

Our management will have broad discretion in the application of the net proceeds that we will receive from this offering, including for working capital, possible acquisitions and other general corporate purposes. We cannot specify with certainty the actual uses of the net proceeds that we will receive from this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. The failure by our management to apply these funds effectively could harm our business and financial condition.

Purchasers in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our pro forma net tangible book value as of June 30, 2007 was $16.1 million, or approximately $1.34 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 12,043,502 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering. Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the pro forma net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $      in the net tangible book value per share of our common stock, based upon the initial public offering price of $      per share, which represents the mid-point of the range set forth on the cover page of this prospectus. Investors who purchase our common stock in this offering will have purchased     % of the shares outstanding immediately after the offering, but will have paid     % of the total consideration for those shares. If previously granted options or warrants are exercised, additional dilution will occur. As of June 30, 2007, options to purchase 2,369,161 shares of our common stock with a weighted average exercise price of approximately $1.08 per share were outstanding. In addition, as of the date of this prospectus, warrants to purchase an aggregate of 598,292 shares of our common stock with an exercise price of $1.17 were outstanding. Exercise of these options and warrants will result in additional dilution to purchasers of our common stock in this offering. Additionally, as of June 30, 2007, 180,000 restricted shares of common stock sold to our chief financial officer in April 2007 for $1.39 per share were outstanding, and also are not included in the 12,043,052 shares indicated above.

An active market for our common stock may not develop, which could make it difficult for you to sell your shares of common stock and could have a material adverse effect on the value of your investment.

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on The Nasdaq Global Market under the symbol “SYNC.” However, we cannot assure you that an active public trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be active or sustained. Accordingly, we cannot assure you of the liquidity of any such market, your ability to sell your shares of common stock or the prices that you may obtain for your shares of common stock. As a result, you could lose all or part of your investment.

The trading price and volume of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Even if an active trading market develops, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the trading price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the trading price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our financial performance;

•	announcements of technological innovations, new services and products, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	adoption or modification of laws, regulations, policies, procedures or programs applicable to our business or announcements relating to these matters; and

•	the expiration of contractual lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

If securities or industry analysts do not publish research or reports about our company, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We will incur increased costs and demands upon management as a result of complying with federal securities laws and regulations applicable to public companies, which could adversely affect our financial performance.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Global Market. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The Nasdaq Global Market, imposes additional requirements on public companies, including enhanced corporate governance practices. For example, the Nasdaq listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct.

The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel will need to devote a substantial amount of time to these requirements. These rules and regulations will also make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “may,” “might,” “will,” “would,” “should,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expected future financial performance;

•	our expectations regarding our operating expenses;

•	our ability to maintain or broaden relationships with existing customers and develop relationships with new customers;

•	our success in anticipating market needs or developing new or enhanced services and products to meet those needs;

•	our expectations regarding market acceptance of our services and products;

•	our ability to recruit and retain qualified technical and other key personnel;

•	our competitive position in our industry, as well as innovations by our competitors;

•	our success in managing growth;

•	our plans to expand into international markets;

•	our success in identifying and managing potential acquisitions;

•	our capacity to protect our confidential information and intellectual property rights;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering; and

•	anticipated trends and challenges in our business and the markets in which we operate.

Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the           shares of common stock that we are offering will be approximately $      , assuming an initial public offering price of $      per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will increase by approximately $     .

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. These purposes may include expansion of our sales and marketing activities through hiring additional personnel or funding new marketing initiatives. They may also include investments in research and development projects that our management and technical staff may wish to pursue in the future to enhance our product offerings. In addition, the net proceeds may be used to pursue other corporate opportunities that arise in the future.

We may also use a portion of the net proceeds to expand our current business through acquisitions of other companies, assets, products or technologies that enhance or add functionality to our solution, further solidify our market position or allow us to offer complementary services and products. However, we do not have agreements or commitments for any specific acquisitions at this time.

The principal purpose of this offering is to create a public market for our common stock, and we have not yet determined the specific uses of the net proceeds from this offering. Therefore, we cannot specify with certainty the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth of our business. As a result, we will have broad discretion in applying the net proceeds from this offering, and investors will be relying on our judgment regarding the application of these net proceeds.

Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings and cash resources for the future operation and development of our business and do not anticipate paying any cash dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into common stock concurrently with the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the conversion of all outstanding shares of preferred stock into common stock concurrently with the closing of this offering and (ii) the receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $ , which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(in thousands, except share and per share data)

Cash and cash equivalents	$12,225	$12,225	$

Capital lease obligations, including current portion	2,432	2,432
Stockholders’ equity:
Common stock, $0.01 par value per share, 20,000,000 shares authorized, 446,743 shares issued and outstanding, actual; 20,000,000 shares authorized, 12,043,502 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	4	121
Mandatorily convertible shares of Series A, Series A-1, Series B and Series C preferred stock ($0.01 par value per share), 12,520,389 shares authorized, 11,596,759 shares issued and outstanding, actual; 12,520,389 shares authorized, no shares issued and outstanding pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	28,432	—
Additional paid-in capital	40,737	69,052
Accumulated deficit	(53,081)	(53,081)

Total stockholders’ equity	16,092	16,092

Total capitalization	$18,524	$18,524	$

If the underwriters’ option to purchase additional shares in the offering were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares issued and outstanding as of June 30, 2007 would be $      , $      , $      , $      and           shares, respectively.

This table excludes the following shares:

•	2,369,161 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $1.08 per share;

•	598,292 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2007 at an exercise price of $1.17 per share;

•	180,000 restricted shares of common stock sold to our chief financial officer in April 2007 for $1.39 per share, which are subject to our right of repurchase upon termination of service;

•	an aggregate of 161,941 shares of common stock reserved as of June 30, 2007 for future grants under our 2000 Stock Plan and 2006 Stock Plan and an additional 550,000 shares of common stock reserved since June 30, 2007 for future grants; and

•	1,500,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 250,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the effective date of the registration statement of which this prospectus is a part.

See “Management—Equity Benefit Plans” for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of June 30, 2007 was $16.1 million, or approximately $1.34 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 12,043,502 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2007 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share attributable to new investors and an immediate dilution in pro forma net tangible book value of $      per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2007		1.34
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after the offering
Dilution per share to new investors

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution to new investors purchasing shares in this offering would be $      per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value by $      million, or $      per share, the increase in pro forma net tangible book value attributable to new investors by $      per share and the dilution in pro forma net tangible book value per share to purchasers of common stock in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses we must pay.

The following table presents on a pro forma basis as of June 30, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

					Average
					Price
	Shares Purchased		Total Consideration		per
	Number	Percent	Amount	Percent	Share
	(in thousands except share and per share data)

Existing stockholders	12,043,502		$69,173		$5.74
New stockholders
Total

As of June 30, 2007, there were options outstanding to purchase a total of 2,369,161 shares of common stock at a weighted average exercise price of $1.08 per share, 180,000 restricted shares of common stock, and warrants to purchase 598,292 shares of common stock at an exercise price of $1.17 per share. To the extent outstanding options are exercised, restrictions lapse, and outstanding warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see “Management—Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 and as of December 31, 2005 and 2006 and June 30, 2007 from our audited consolidated financial statements and related notes, which are included in this prospectus. We derived the selected consolidated financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and related notes, which are not included in this prospectus. The selected consolidated financial data for the six months ended June 30, 2006 are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

The pro forma basic and diluted net loss per common share data for the year ended December 31, 2006 and the six months ended June 30, 2007 reflect the conversion of all of our outstanding shares of preferred stock into 11,596,759 shares of common stock in connection with this offering. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
					(unaudited)
	(in thousands except share and per share data)

Consolidated Statements of Operations Data:
Net sales	$1,782	$1,320	$2,385	$14,340	$26,327	$11,823	$17,681

Costs and expenses:
Cost of sales(1)	341	1,051	1,244	7,781	15,327	6,958	10,179
Research and development(1)(2)	1,420	1,180	1,385	2,802	4,546	2,135	3,152
Sales and marketing(2)	1,005	1,339	1,426	2,434	4,413	1,981	3,320
General and administrative(1)(2)(3)	3,930	884	1,072	1,892	3,933	1,668	2,287
Depreciation and amortization	172	202	191	177	465	191	577

Total costs and expenses	6,868	4,656	5,318	15,086	28,684	12,933	19,515

Loss from operations	(5,086)	(3,336)	(2,933)	(746)	(2,357)	(1,110)	(1,834)
Loss on extinguishment of debt	—	—	—	—	(32)	—	—
Other income	245	19	27	93	279	36	330
Interest expense	(127)	(75)	(77)	(117)	(132)	(73)	(91)

Loss before income taxes	(4,968)	(3,392)	(2,983)	(770)	(2,242)	(1,147)	(1,595)
Provision for income taxes	—	—	—	—	14	—	9

Net loss	$(4,968)	$(3,392)	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)

Net loss per common share, basic and diluted(4)	$(119.72)	$(41.24)	$(36.27)	$(9.20)	$(18.83)	$(13.10)	$(5.93)

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
					(unaudited)
	(in thousands except share and per share data)

Weighted average number of common shares outstanding — basic and diluted(4)	41,497	82,253	82,260	83,630	119,815	87,582	270,420

Pro forma net loss per share, basic and diluted (unaudited)					$(0.19)		$(0.14)

Weighted average number of common shares used in computing pro forma basic and diluted loss per share (unaudited)					11,716,574		11,867,179

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Amounts for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 have been restated to appropriately allocate the expense for employee bonuses in each period to research and development, sales and marketing, and general and administrative expense. (See Note 14 to the consolidated financial statements.)

(3)	Amounts for the six months ended June 30, 2007 have been restated to adjust stock-based compensation expense. (See Note 14 to the consolidated financial statements.)

(4)	Amounts for the six months ended June 30, 2007 have been restated to exclude the effect of the 180,000 restricted shares of common stock sold to our chief financial officer. (See Note 14 to the consolidated financial statements.)

						As of
	As of December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,376	$1,841	$4,472	$2,721	$15,293	$12,225
Trade receivables, net	424	232	368	2,067	4,102	4,162
Property and equipment, net	350	196	613	1,190	4,315	5,172
Total assets	2,606	2,393	5,926	6,243	24,212	23,441
Long-term notes payable, capital lease obligations and other long term liabilities(1)	630	636	845	934	1,297	2,200
Total stockholders’ equity(1)	1,109	867	3,342	2,554	17,608	16,092

(1)	Amounts as of June 30, 2007 have been restated to correct the accounting for 180,000 restricted shares of common stock sold to our chief financial officer. (See Note 14 to the consolidated financial statements.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with the information set forth in “Selected Consolidated Financial Data” and our consolidated financial statements and the notes thereto included in this prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Amounts throughout management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2004, 2005, and 2006 and for the six months ended June 30, 2006 and 2007 have been restated to appropriately allocate the expense for employee bonuses in each period to research and development, sales and marketing, and general and administrative expense. Additionally, amounts for the six months ended June 30, 2007 have been restated to adjust stock-based compensation. See Note 14 to the consolidated financial statements for information related to restated amounts.

Overview

We provide an Internet platform and a portfolio of digital content and services that enable broadband service providers, such as MSOs, Telcos and ISPs, to create a compelling online experience for their subscribers. Our technology platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Our platform also aggregates free and paid value-added services and digital content, including video, from third-party providers to create a customized and branded Internet portal solution. We deliver a seamless subscriber experience by integrating these services and products with existing customer billing and management systems, thereby allowing our customers to extend their brands and enhance their subscriber relationships. We believe our solution assists our customers in promoting subscriber retention, increasing ARPU and cultivating new revenue streams.

We were originally formed as a New York corporation in January 1998 with the name Chek, Inc. Chek, an Internet messaging technology provider, designed and managed a proprietary messaging platform that supported the hosting of branded e-mail and time management applications. In December 2000, Chek acquired MyPersonal through a recapitalization and stock swap and changed its name to CKMP, Inc. MyPersonal developed white label Internet community portals and built and managed a flexible platform for delivering content-rich, branded portals to affinity groups with a focus on the educational marketplace. In July 2001, CKMP, Inc. changed its name to Synacor, Inc., and in November 2002, Synacor re-incorporated under the laws of the State of Delaware. MyPersonal remained a subsidiary of Synacor until May 2007 when it was dissolved.

Trends in Our Business

The cable and telecommunications industries have experienced considerable merger and acquisition activity over the past several years, and we expect that this trend will continue. Business combinations in these industries affect us because some of our customers may acquire or be acquired by other companies, which may have pre-existing in-house capabilities or relationships with our competitors to provide the services and products that we now provide. In some cases, acquisitions have adversely affected our business. For example, in April 2007, Susquehanna Communications ended its relationship with us as a customer following its April 2006 acquisition by Comcast. In other cases, merger and acquisition activity in the cable and telecommunications industries has presented us with opportunities for growth. For example, in 2006, Time Warner and Comcast acquired substantially all of Adelphia’s assets; and although our revenues from Adelphia subscribers have declined significantly following the acquisition, we are now providing Time Warner with premium content for its high speed Internet service, Roadrunner. In addition, in 2007 our customer NTL Incorporated, or NTL, merged with Telewest Global, Inc., or Telewest, and Virgin Mobile Holdings (U.K.) plc, or Virgin Mobile. VirginMedia Inc., the successor to NTL, expanded the use of our platform beyond NTL’s subscriber base to Telewest subscribers.

During 2004, 2005 and 2006, we benefited significantly from the application of search and advertising technologies to subscriber traffic generated by our customers’ websites. Not only did our search and advertising revenues increase in dollar amount and as a percentage of net sales, but also these revenues enabled our service and product offerings to become profit centers for many of our customers through revenue-sharing arrangements with them. During those three years, the growth in our search and advertising revenues was significantly greater than the growth in our subscriber-based revenues. That growth was principally based on two factors: the initial rollout of search and advertising technologies across our network of customer websites; and improvement in the techniques we use to generate revenue from the traffic generated by these websites. While we anticipate continued growth in search and advertising revenues, we believe that the rate of growth will be more in line with that of our subscriber-based revenues principally due to two factors: we are beyond the initial rollout phase for search and advertising; and future growth will more likely result from increases in subscribers of existing and new customers, as well as continued improvements in our ability to monetize traffic.

We continue to invest in building employee and systems infrastructures to support our growth and develop and promote our services and products, which may cause our operating margins to decrease. We have experienced, and expect to continue to experience, growth in our operations as we acquire new customers, as our existing customers acquire new subscribers and as we increase our presence in international markets. Our full-time employee headcount has increased from 28 at December 31, 2003 to 165 at June 30, 2007, which has required us to make substantial investments in property and equipment. In addition, our capital expenditures have grown from approximately $750,000 in 2005 to approximately $3.6 million in 2006. We expect to continue to make significant capital expenditures in 2007 related to our information and technology infrastructure. We also expect that our research and development expenses will rise in 2007 as we continue to develop our technology platform, primarily as a result of additional increases in headcount. As a result, the growth rate of our costs and expenses may exceed the growth rate of our revenues in 2007.

Once we become a public company, we will incur significant legal, accounting and other costs that we have not previously incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Global Market regulate corporate governance practices of public companies. We expect that compliance with these public company requirements, including ongoing costs to comply with Section 404 of the Sarbanes-Oxley Act, which includes documenting, reviewing and testing our internal controls over financial reporting, will significantly increase our general and administrative costs. These costs will also include the costs of our independent registered public accounting firm to issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis beginning with the year ending December 31, 2008. We also may incur higher costs for director and officer liability insurance.

Our Net Sales

We derive our net sales from two categories: subscriber-based revenues and revenues generated from search and advertising activities.

Subscriber-Based Revenues

We define subscriber-based revenues as fees and subscription amounts that we receive from our customers. These fees and subscription amounts are for subscriber-based activities, including the use of our proprietary technology platform and the use of, or access to, value-added services and paid content. Our technology platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Value-added services include hosted email services, which are designed to meet both consumer and small business client needs, and online security services, such as anti-virus protection, firewall and intrusion detection and pop-up blockers. Paid content includes premium online offerings from third parties, such as games and streaming and downloadable music and movies.

Monthly subscriber levels typically form the basis for calculating and generating subscriber-based revenues. They generally are determined by multiplying a per-subscriber per-month fee by the number of subscribers applicable to the particular services being offered or consumed. In certain cases, we charge a fixed monthly fee for specific services provided to the customer to form a base fee for the customer, in addition to the per-subscriber fees.

Subscriber-based revenues are recognized on a monthly basis as the applicable services or content is consumed by, or made available to, subscribers. We generally determine subscriber levels in conjunction with our customers. Several methodologies may be used to determine the number of subscribers in a particular month, including, for example, the number of subscribers on a particular day of the month or the average number of subscribers during the month. We typically follow the methodology our customers use to determine their own subscriber levels, and we then reconcile those levels with our own databases to determine the accurate subscriber levels for billing purposes.

Search and Advertising Revenues

We use Internet search and advertising technologies to generate revenue from the traffic generated by our customers’ Internet portals. In the case of searches, we have a revenue-sharing relationship with Google, pursuant to which we include a Google-branded search tool on our customers’ portals. When a subscriber makes a search request using this tool, we deliver it to Google. Google returns search results to us that include advertiser-sponsored links. If the subscriber clicks on a sponsored link, Google receives payment from the sponsor of that link and shares a portion of that payment with us. We then share a portion of that payment with the applicable customer. We recognize our revenue share from Google monthly.

We generate advertising revenue when subscribers view or click on a text or display advertisement that we delivered. We recognize the revenue monthly from our advertising network partners, who manage the placement of advertising into our customers’ websites and other web pages that we control. Depending on the relationship between our advertising network partners and their advertisers, the revenue may be calculated on a cost per impression basis, which means the advertiser pays based on the number of times its advertisements appear, or a cost per click basis, which means that an advertiser pays only when a subscriber clicks on one of its advertisements.

As with search, we pay a share of the advertising revenue to those customers of ours who make their web sites available for the delivery of these advertisements. The revenue-sharing amounts to be paid by us take the form of variable payments based on a percentage of our advertising revenues and are paid monthly or quarterly in arrears. Revenue-sharing amounts are expensed as incurred.

Recent Net Sales Growth

Our total net sales grew from approximately $2.4 million in the year ended December 31, 2004 to approximately $26.3 million in the year ended December 31, 2006. The growth in net sales was due, in large part, to growth in our customer base and development of our portfolio of digital content and services. Net sales growth in 2006 was also due to the organic growth of our existing customers’ subscriber base and our improved ability to generate additional revenue from those subscribers.

Customers

As of June 30, 2007, we derived net sales from over 30 customers, a substantial portion of which comes from a small number of them. Net sales attributable to two customers, Charter and Time Warner (pursuant to the Adelphia legacy agreement only), together accounted for approximately 53.0% of our net sales for the year ended December 31, 2006, with net sales attributable to each of them accounting for more than 20% in such period. In addition, net sales attributable to Charter, Time Warner (pursuant to the Adelphia legacy agreement only) and Embarq together accounted for approximately 56% of our net sales for the six months ended June 30, 2007, with net sales attributable to two of these customers each accounting for more than 15% in such period and net sales attributable to the third customer accounting for more than 10%. Net sales attributable to these customers includes the subscriber-based revenues earned directly from them, as well as the search and advertising revenues earned from third parties, such as Google, based on traffic generated from their websites.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize net sales in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. SAB 104 requires that four basic criteria must be met prior to revenue recognition: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or the services have been rendered; (3) the fee is fixed and determinable; and (4) collection of the resulting receivable is reasonably assured.

Certain of our arrangements contain multiple elements, consisting of the various services we offer. Multiple element arrangements typically consist of the use of our technology platform to deliver an Internet portal combined with the delivery of our value-added services and paid content. These arrangements are accounted for in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. In such arrangements, we have historically determined that each of the services made available to our customers constitutes a separate unit of accounting pursuant to the guidance set forth in EITF 00-21. In accordance with EITF 00-21, arrangement consideration is allocated to each unit based on its relative fair value. We have historically concluded that the stated rates charged for our services have been an accurate reflection of their fair values based on our own market knowledge and that of our customers and vendors, as well as the rates charged for these services when sold separately to similarly situated customers. Accordingly, we have utilized these stated rates for the purposes of allocating arrangement consideration to each of the accounting units. Although our process for the determination of stated rates is generally consistent among our various customer arrangements, our identification of accounting units and their relative fair value is separately made for each of our customer arrangements. Applicable revenue recognition criteria are separately considered for each unit of accounting once it and its relative fair value have been defined.

The terms of our arrangements with our customers, Google and our advertising network partners are specified in written agreements. These written agreements constitute the persuasive evidence of the arrangements with our customers that are a pre-condition to the recognition of revenue. The evidence used to document that delivery or performance has occurred generally consists of third-party communication of either numbers of subscribers or the revenue generated in a reporting period. Occasionally, a customer will notify us of subsequent adjustments to previously reported subscriber data. These adjustments, once accepted by us, will result in adjustments to net sales and cost of sales. The historical occurrences of such adjustments, and the amounts involved, have not been significant.

Although prices used in our revenue recognition formulas are generally fixed pursuant to the written arrangements with our customers, Google and our advertising network partners, the number of subscribers or the amount of search and advertising revenues that are subject to our pricing arrangements are not known until the reporting period has closed. Although this data is, in most cases, available prior to the completion of our periodic financial statements, this data may need to be estimated. When made, these estimates are based upon our historical experience with the relevant party. Adjustments to these estimates have historically not been significant. The receipt of this volume data also serves to verify that we have appropriately satisfied our obligation to our customers for that reporting period.

Pursuant to the terms of our customer contracts, we commence the accrual of net sales for our services once the contract has been signed, its terms reviewed and understood, the service, content or both have been made available to the customer and reliable information as to the number of subscribers using the service is made available to us.

We undertake an evaluation of the credit-worthiness of both new and, on a periodic basis, existing customers. Based on these reviews and our strong history of collections, we have determined that collection of our calculated revenues is probable.

Revenue Sharing

As discussed above, we pay our customers a portion of the revenue generated from search and advertising. This revenue consists of the consideration we receive from our advertising partners in connection with traffic supplied by the applicable customer. In accordance with Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the revenue derived from these arrangements that involve traffic supplied by customers is reported on a gross basis because we are the primary obligor in the arrangements, are involved in the determination of the service specifications, have discretion in supplier selection and bear credit risk.

Income Taxes

We account for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS 109. We estimate our income tax liability through calculations we perform for the determination of our current income tax liability, together with assessing temporary differences resulting from the different treatment of items for income tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities, which are recorded on our balance sheet. Management then assesses the likelihood that deferred income tax assets will be recovered in future periods. In assessing the need for a valuation allowance against the net deferred income tax asset, we consider factors such as future reversals of existing taxable temporary differences, taxable income in prior carryback years, if carryback is permitted under the tax law, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to adjust the net carrying value of such assets.

To date, we have recorded a full valuation allowance against our gross deferred income tax assets, principally NOL carryforwards, due to uncertainty regarding our ability to generate future taxable income. Any deferred income tax benefit or provision to date has been offset by changes in the valuation allowance against our deferred income tax assets. To the extent we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. Once the valuation allowance is eliminated, its reversal will no longer be available to offset our current income tax provision. These events could have a material impact on our reported results of operations.

As of June 30, 2007, we had approximately $34.7 million of federal and approximately $20.5 million of state NOL carryforwards, which begin to expire in 2018. The NOLs are subject to change of control limitations that generally restrict the utilization of the NOLs on an annual basis. Due to the uncertainty as to our ability to generate sufficient taxable income in the future and utilize the NOLs before they expire, we have recorded a valuation allowance to reduce the net deferred income tax asset to zero. Our tax provision includes only the net income tax expense attributable to our operations outside of the United States, which was $9,000 as of June 30, 2007.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS 109. This interpretation clarifies the accounting for income taxes by prescribing that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax provisions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition, and explicitly excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. We adopted FIN 48 effective as of January 1, 2007. As of June 30, 2007, we had gross unrecognized tax benefits of approximately $300,000, which may reduce our NOLs in the future. Our federal and New York tax returns, constituting the returns of our major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. For income tax returns filed, we are no longer subject to federal, state and local tax examinations by tax authorities for years prior to 2002, although carryforward tax attributes that were generated prior to 2002 may still be adjusted upon examination by tax authorities if they either have been or will be utilized. As of June 30, 2007, there was no material change in any uncertain tax position. We anticipate some movement in our uncertain tax positions due to changes in timing differences in the next 12 months. This amount is not anticipated to have a material effect on our financial statements due to anticipated offsetting changes in the valuation allowance. It is our policy to recognize interest and penalties related to income tax matters in income tax expense. As of June 30, 2007, there was no accrued interest or penalties related to uncertain tax positions.

Stock-Based Compensation

Accounting Treatment for Options Prior to January 1, 2006.  Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, or SFAS 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS 148. Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period.

Accounting Treatment for Options Beginning January 1, 2006.  On January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS 123R, which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant, and to recognize the cost over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS 123R using the prospective transition method and, therefore, have not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded only for stock-based awards granted after the date of adoption.

Subsequent to the adoption of SFAS 123R, we estimate the fair value of our stock-based awards on the date of grant using the Black-Scholes option-pricing model. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. One key input into the model is the estimated fair value of our common stock on the date of grant. For periods prior to May 1, 2006, we performed an internal valuation analysis to determine the fair value of our common stock in connection with granting stock options to employees, as described in more detail below. Beginning May 1, 2006, we determined the fair value of our common stock after considering valuations prepared for our board of directors by Empire Valuation Consultants, LLC, or Empire, and Anvil Advisors, or Anvil, each an unrelated valuation specialist as defined under the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Guide.

Other key variables in the Black-Scholes option-pricing model include the expected volatility of our common stock price, the expected term of the award, the risk-free interest rate and expected dividend yield. We determined that, as a private company, it was not practicable to estimate the volatility of our stock price, based on our low frequency of price observations. Therefore, expected volatilities were based on a volatility factor computed based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range. The analysis provided historical volatilities of the public comparables and developed an estimate of constant expected volatility for us. The expected term for options prior to January 1, 2006 is 10 years. For options granted subsequent to December 31, 2005, the expected term is 6.25 years. The expected term is estimated by using the actual contractual term of the awards and the length of time for the employees to exercise the awards. The risk free interest rate was based on the implied yield available at the time the options were granted on U.S. Treasury zero coupon issues with a remaining term equal to the expected term of the option. The expected dividend yield is 0% for all periods presented, based upon our historical practice of electing not to declare or pay cash dividends on our common stock. In addition, under SFAS 123R, we are required to estimate forfeitures of unvested awards when recognizing compensation expense. If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense we record may differ significantly from what we have recorded during 2006 and the six months ended June 30, 2007.

Determination of Common Stock Fair Value before May 2006.  Prior to May 2006, we determined the fair value of our common stock in connection with option grants based on several factors, including the price at which shares of our convertible preferred stock had been sold to investors, the liquidation preferences, dividend rights, voting control and other preferential rights attributable to our then outstanding convertible preferred stock and our limited operating history and uncertain prospects. We also based our determination on developments in our business, such as the hiring of key personnel, the status of our sales efforts and revenue growth. In addition, we took into account the illiquid nature of our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company.

Determination of Common Stock Fair Value by Valuations Beginning in May 2006.  In May 2006, in accordance with Section 409A of the Internal Revenue Code and the proposed regulations issued by the Internal Revenue Service thereunder, our board of directors received the first contemporaneous valuation of our common stock from Empire, which we refer to as the May 2006 valuation, and the board utilized the value determined in that report to set the exercise price and common stock fair value assumption of options granted from May 2006 through August 2006. In October 2006, Empire prepared another valuation, which we refer to as the October 2006 valuation, and the board utilized the value determined in that report to set the exercise price of options granted from December 2006 through May 2007. In July 2007, Empire prepared a third valuation, which we refer to as the July 2007 valuation, and the board utilized the value determined in that report to set the exercise price of options granted in July, August and September 2007. Our management also considered the May 2006 valuation and October 2006 valuation when determining the fair value of our common stock for purposes of SFAS 123R in connection with options granted from May through December 2006.

In the May 2006 valuation and the July 2007 valuation, Empire used the discounted future cash flow method to estimate the enterprise value of Synacor on the applicable valuation date, and applied the guideline company method as a reasonableness check. Then Empire used the company security valuation method to allocate the enterprise value of Synacor among its various classes of equity, thereby deriving a fully marketable value per share for the common stock.

In the October 2006 valuation, Empire elected not to use the discounted future cash flow method or guideline company method because, shortly before the valuation date, we sold shares of our Series C preferred stock to investors, and Empire believed that such transaction was a preferable indicator of Synacor’s value. Empire used the price per share of Series C preferred stock to imply a post-money enterprise value of Synacor and thereafter allocated that enterprise value using the company security valuation method.

The discounted future cash flow method uses cash flows as a basis to forecast the cash flows that a company will generate and then calculates an aggregate present value for the future cash flows using a required rate of return known as the discount rate. The discount rate reflects current rates of return seen in the public capital markets plus a number of company-and industry-specific factors. The cash flow projections used in connection with Empire’s valuations were based on management’s projections through 2010.

The guideline company method uses the pricing multiples of selected public companies with business and financial risks that are comparable to the company being valued to derive a market value for the company under analysis. Companies whose markets, customer bases, operations and financial condition were sufficiently similar to Synacor were examined to test the reasonableness of the enterprise value of Synacor derived with the discounted future cash flow method.

The company security valuation method may be used to allocate a company’s enterprise value based on the rights and attributes of the company’s various equity classes. This method considers many aspects of venture financing such as the capital structure of the company, seniority of securities, future financing needs, the time to the liquidation event and company-specific volatility. In addition, the valuation determined under the company security valuation method varies depending upon the term of the option, among other things. Because shares of our preferred stock have different rights upon an initial public offering and a sale of our company, Empire applied the company security valuation method to both scenarios and then computed a weighted average of the results based on the relative probability of each occurring.

Once Empire determined a fully marketable value per share for the common stock based on the methods described above, an appropriate discount for lack of marketability of the common stock was then deducted from this fully marketable value to arrive at the fair market value per share of common stock. The lack-of-marketability discount is influenced by factors including dividend history, ownership rights, information access and reliability, future financing and timing of exit events, lack of historic trading activity of the stock, existence of restrictive shareholder agreements, and overall priority and timing of any contingent financial claims.

In connection with the preparation of our consolidated financial statements for the six months ended June 30, 2007, we engaged Anvil to assist management in estimating the fair value of our common stock for purposes of SFAS 123R in connection with options granted during that period. In a valuation report dated September 2007, which we refer to as the September 2007 valuation, Anvil retrospectively valued our common stock at prices ranging from $1.51 per share to $6.72 per share across five different valuation dates. Those dates were February 7, April 3, April 19, May 1 and May 31 and corresponded to the dates on which we granted options or sold restricted shares.

In the September 2007 valuation, Anvil estimated the enterprise value of our company on each applicable valuation date using the discounted future cash flow method and the guideline company method and then computing a weighted average of the two based on the likelihood of an initial public offering. As an initial public offering became more likely, the guideline company method was given greater weight. Then Anvil used the company security valuation method to allocate the enterprise value of our company among its various classes of equity to derive a fully marketable value per share for the common stock. Anvil applied an appropriate discount for lack of marketability to this fully marketable value to arrive at the fair value per share of common stock.

The difference between the exercise price of the options and our estimate of the fair value has been factored into the SFAS 123R compensation expense. Our estimates of the fair value used to compute the stock-based compensation expense for financial reporting purposes may not be reflective of the fair value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Summary of Option Grants and Other Equity Awards.  We made the following option grants to employees during the period from January 1, 2006 to June 30, 2007:

	Number of Shares	Exercise	Common
	Subject to Options	Price per	Stock Fair	Intrinsic
Grant Date	Granted	Share	Value per Share	Value

May 3, 2006 (1)	77,500	$1.89	$1.89	—
June 20, 2006 (1)	43,125	$1.89	$1.89	—
August 1, 2006 (1)	69,250	$1.89	$1.89	—
December 15, 2006	82,250	$1.39	$1.39	—

	Number of Shares	Exercise	Common
	Subject to Options	Price per	Stock Fair		Intrinsic
Grant Date	Granted	Share	Value per Share		Value

February 7, 2007	25,000	$1.39	$1.51	(2)	$0.12
April 3, 2007	170,650	$1.39	$1.66	(2)	$0.27
May 1, 2007	64,750	$1.39	$4.07	(2)	$2.68
May 31, 2007	41,500	$1.39	$6.72	(2)	$5.33

(1)	In December 2006, in connection with its review of the October 2006 valuation, our board of directors approved an option re-pricing program pursuant to which the exercise price of each outstanding option that had an exercise price of $1.89 per share was amended such that the exercise price of each such option would be equal to $1.39 per share.

(2)	Represents management’s estimate of fair value after considering the September 2007 valuation.

In addition to the option grants listed in the foregoing table, we sold 180,000 restricted shares of common stock to our chief financial officer under our 2006 Stock Plan on April 19, 2007 at a price of $1.39 per share. Management’s estimate of the fair value of our common stock on that date, after considering the September 2007 valuation, was $1.66 per share. The fair value is recorded in stock-based compensation expense over the vesting term.

Subsequent to June 30, 2007, we have granted options to purchase an aggregate of 481,648 shares of our common stock to employees and directors. On July 31, 2007, we granted options to purchase 176,398 shares. On August 2, 2007, we granted options to purchase 15,000 shares, and on September 14, 2007, we granted options to purchase 290,250 shares. All such options have an exercise price of $7.40 per share.

We estimated the fair value of our common stock on May 3, 2006 based on the contemporaneous May 2006 valuation, and we continued to use the same estimate for the grants on June 2, 2006 and August 1, 2006 because there had been no changes in our valuation assumptions sufficient to warrant an adjustment. In the May 2006 valuation, Empire used a discount rate of 25% in its discounted future cash flow analysis, and the estimated time to stockholder liquidity was 1.75 years. Based on a sample of comparable publicly-traded companies, company-specific volatility was determined to be 70%, and the lack-of marketability discount was 20%. Management determined that the probabilities of an initial public offering and a sale of the company were equal, and thus equal weight was given to each scenario.

We based our estimate of the fair value of our common stock on December 15, 2006 in part on the October 2006 valuation from Empire, which we requested Empire to prepare because we had recently completed a private placement of shares of our Series C preferred stock. In making our estimate, we also considered that the sale of such preferred shares increased the liquidation preferences ahead of the common stock in our capital structure and that our former chief financial officer, Robert Rusak, resigned in November 2006. The estimated time to stockholder liquidity in the October 2006 valuation increased to 3 years because management determined that, with the proceeds from the Series C financing, Synacor could remain private for a longer period of time. For similar reasons, the probabilities of an initial public offering and a sale of the company shifted to 7% and 93%, respectively. The company-specific volatility decreased to 52% because the volatility of the comparable publicly-traded companies decreased. A discount rate of 25% was used for the discounted future cash flow analysis, and the lack-of-marketability discount was 20%.

Our estimate of the fair value of our common stock on February 7, 2007 was based principally on the September 2007 valuation. We also considered that, in February 2007, we were told that revenue from our contract with Susquehanna Communications would end in April 2007 as a result of its acquisition by Comcast. In the September 2007 valuation, the estimated time to stockholder liquidity decreased to 2 years because our board of directors and management had begun to reconsider a possible initial public offering. The company-

specific volatility decreased to 49% because the volatility of the comparable publicly-traded companies decreased. A discount rate of 25% was used for the discounted future cash flow analysis, and the lack-of-marketability discount was 20%. The probabilities of an initial public offering and a sale were 25% and 75%, respectively.

We based our estimate of the fair value of our common stock on April 3 and April 19, 2007 primarily on the September 2007 valuation. For the sale of restricted shares on April 19, 2007, we also considered that we hired a new chief financial officer with prior public company experience on that date. According to the September 2007 valuation, the fair value of our common stock increased primarily because of a rise in the valuation and trading multiples of the comparable publicly-traded companies. This rise in multiples increased the calculated enterprise value under both the discounted future cash flow method and the guideline company method. The estimated time to stockholder liquidity as of April 3 and April 19 was 1.75 years and 1.5 years, respectively. The company-specific volatility was 48% on April 3 and 46% on April 19. A discount rate of 25% was used in the discounted future cash flow analysis. The lack-of-marketability discount was 20%. The probabilities of an initial public offering and a sale were 25% and 75%, respectively.

Our estimate of the fair value of our common stock on May 1, 2007 was based on the September 2007 valuation. The fair value increased primarily because the likelihood of an initial public offering was greater and, as a result, the guideline company method was given greater weight in calculating our enterprise value. The discounted future cash flow method and guideline company method were weighted 33% and 67%, respectively, whereas prior to May 1, 2007 they had been weighted 67% and 33%, respectively. For similar reasons, the lack-of-marketability discount was reduced from 20% to 15%, and the estimated time to stockholder liquidity decreased to 1.25 years. The company-specific volatility was 44%, and a discount rate of 25% was used in the discounted future cash flow analysis. The probabilities of an initial public offering and a sale were 50% and 50%, respectively.

The estimate of the fair value of our common stock on May 31, 2007 was based on the September 2007 valuation and the fact that we had begun discussions with investment bankers about our initial public offering. Fair value as calculated in the September 2007 valuation increased primarily as a result of a change in management’s financial projections. Those projections, which contained more favorable projections of EBITDA than prior projections, caused the enterprise value determined using the discount future cash flow method to be greater. In addition, due to our ongoing preparations for an initial public offering, the estimated time to stockholder liquidity decreased to one year, and the weightings given to the discounted future cash flow method and the guideline company method shifted to 20% and 80%, respectively. The company-specific volatility was 44%, and a discount rate of 25% was used in the discounted future cash flow analysis. The probabilities of an initial public offering and a sale were 50% and 50%, respectively. The lack-of-marketability discount was 15%.

Aggregate Intrinsic Values of Options.  Assuming the sale of shares contemplated by this offering is consummated at $      per share, which is the midpoint of the range of the initial public offering prices listed on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of June 30, 2007 would be $      million and $      million, respectively. However, the amount of any additional value that would be added to the shares of our common stock cannot be measured with precision or certainty.

As of June 30, 2007, the unrecognized compensation expense related to unvested stock-based awards granted prior to that date, for which vesting is probable, was approximately $663,000. These expenses are expected to be recognized over a weighted average period of 3.4 years.

We expect stock-based compensation expense to increase in absolute dollars as a result of the adoption of SFAS 123R as options that were granted at the beginning of 2006 and beyond vest and we continue to grant new options to employees. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the expected volatility of our stock price over time.

Empire and Anvil provided their reports with respect to the valuation of our common stock to management. Management is responsible for the financial statements included in this prospectus.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total net sales for each of the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

Net sales:
Subscriber-based	91%	63%	49%	55%	49%
Search and advertising	9%	37%	51%	45%	51%

Total net sales	100%	100%	100%	100%	100%
Costs and expenses:
Cost of sales(1)	52%	54%	58%	59%	58%
Research and development(1)	58%	20%	17%	18%	18%
Sales and marketing	60%	17%	17%	17%	19%
General and administrative(1)	45%	13%	15%	14%	13%
Depreciation and amortization	8%	1%	2%	1%	3%

Total costs and expenses	223%	105%	109%	109%	110%

Loss from operations	(123)%	(5)%	(9)%	(9)%	(10)%
Loss on extinguishment of debt	—	—	—	—	—
Other income	1%	1%	1%	0%	2%
Interest expense	(3)%	(1)%	(1)%	(1)%	(1)%

Loss before income taxes	(125)%	(5)%	(9)%	(10)%	(9)%
Provision for income taxes	—	—	—	—	—

Net loss	(125)%	(5)%	(9)%	(10)%	(9)%

(1)	Exclusive of depreciation and amortization shown separately.

Comparison of Six Months Ended June 30, 2006 and 2007

Net Sales.  Our total net sales increased by approximately $5.9 million, or 50%, to approximately $17.7 million for the six months ended June 30, 2007 from approximately $11.8 million for the same period in 2006.

Subscriber-based net sales increased approximately $2.1 million, or 32%, to approximately $8.6 million in the six months ended June 30, 2007 from approximately $6.5 million for the same period in 2006. The increase was driven almost exclusively by the addition of new customers during the period.

Search and advertising net sales increased by approximately $3.7 million, or 71%, to approximately $9.0 million for the six months ended June 30, 2007 from approximately $5.3 million for the same period in 2006, primarily as a result of increases in the traffic on our customers’ portals, as measured by the number of subscriber clicks on sponsored links, or paid clicks, and the number of display advertising impressions. The total number of paid clicks increased by 2% during the period. The increase in paid clicks accounted for approximately 70% of the increase in search and advertising net sales, while the increase in display advertising impressions accounted for approximately 30%. Prices for our services and products in the six months ended June 30, 2007 did not change materially from the same period in 2006.

Cost of Sales.  Cost of sales consists of revenue-sharing costs, vendor content acquisition costs and infrastructure costs. Revenue-sharing and vendor content acquisition costs may be based on a percentage of our revenue, on a fixed fee schedule, on the number of subscribers per month or any combination of the foregoing. Percentage of revenue arrangements are expensed as incurred based on the revenue earned during the relevant accounting period. Fixed fee arrangements are expensed ratably over the term of the contract or on a forecasted per subscriber use basis. Fees based on the number of subscribers are expensed based on the number of subscribers having access to the specific content during the relevant accounting period.

Our cost of sales increased by approximately $3.2 million, or 46%, to approximately $10.2 million for the six months ended June 30, 2007 from approximately $7.0 million for the same period in 2006. The increase was proportional to the increase in our net sales and was largely driven by additional revenue-sharing costs, which accounted for approximately 69% of the increase in cost of sales; additional vendor content acquisition costs, which accounted for approximately 23% of the increase; and an increase in various support costs, which accounted for approximately 8% of the increase. Cost of sales as a percentage of net sales declined to 58% of sales in the six months ended June 30, 2007 from 59% of net sales in the six months ended June 30, 2006.

Research and Development Expenses.  Research and development expenses include costs incurred for product development, including the development of and enhancements to our technology platform and related infrastructures, and customer and content integration. These expenses consist primarily of compensation, bonuses and related costs for personnel associated with research and development activities.

Research and development expenses increased by approximately $1.1 million, or 52%, to approximately $3.2 million for the six months ended June 30, 2007 from approximately $2.1 million for the same period in 2006. The increase was due primarily to increased headcount to support new product initiatives and customer deployments. As a percentage of net sales, research and development expenses remained consistent at 18% in the six months ended June 30, 2007 as compared to the first half of 2006.

Sales and Marketing Expenses.  Sales and marketing expenses consist primarily of salaries, benefits, commissions and bonuses paid to our direct sales and marketing personnel, as well as costs related to advertising, industry conferences, promotional materials and other sales and marketing programs. We expense advertising as incurred.

Sales and marketing expenses increased by approximately $1.3 million, or 65%, to approximately $3.3 million for the six months ended June 30, 2007 from approximately $2.0 million for the same period in 2006. This increase was largely driven by the hiring of a new direct salesperson and additional marketing personnel, which accounted for approximately 62% of the increase, and the launch of new marketing programs during the last half of 2006 and the first half of 2007, which accounted for approximately 38% of the increase. Sales and marketing headcount increased by approximately 102% during the period.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries, bonuses and related expenses for executive management, finance, accounting, human resources and other administrative functions, as well as professional fees, overhead, rent and expenses incurred for general corporate purposes.

General and administrative expenses increased by approximately $0.6 million, or 35%, to approximately $2.3 million for the six months ended June 30, 2007 from approximately $1.7 million for the same period in 2006. This increase was largely attributable to the following factors: higher rent and occupancy expenses for our new headquarters, which accounted for approximately 7% of the increase; increased audit fees, which accounted for approximately 11% of the increase; increased legal expenses, which accounted for approximately 12% of the increase; and additional headcount in our finance and human resources departments, which accounted for approximately 42% of the increase. Other various general and administrative expenses accounted for the remaining 28% of the increase. Administrative headcount increased by approximately 39% during the period. As a percentage of sales, general and administrative expenses declined to 13% of net sales in the six months ended June 30, 2007 from 14% of net sales in the same period in 2006 as sales growth outpaced spending for the first half of 2007 as compared to the first half of 2006.

Depreciation and Amortization.  Depreciation and amortization includes depreciation of our computer hardware and software, furniture and fixtures, and other property, depreciation on capital leased assets, amortization of leasehold improvements and amortization of deferred financing costs.

Depreciation and amortization increased by approximately $386,000 to approximately $577,000 for the six months ended June 30, 2007 from approximately $191,000 for the same period in 2006 due principally to our acquisition of additional equipment to support the addition of both new customers and increased personnel.

Other Income.  Other income consists primarily of interest income on cash deposits. Other income increased to approximately $330,000 for the six months ended June 30, 2007 from approximately $36,000 for the same period in 2006 due largely to the investment of the proceeds from the sale of Series C preferred stock in October 2006.

Interest Expense.  Interest expense increased to approximately $91,000 for the six months ended June 30, 2007 from approximately $73,000 for the same period in 2006 primarily as a result of additional capital lease obligations.

Provision for Income Taxes.  We have incurred operating losses since our inception and, consequently, did not incur any federal or state income taxes for the six months ended June 30, 2006 and 2007. We have a deferred income tax asset at June 30, 2007 of approximately $13.8 million, resulting primarily from NOLs. Due to uncertainty as to our ability to generate sufficient taxable income in the future to utilize these deferred tax assets, we have recorded a valuation allowance for their full amount at June 30, 2007. We do not anticipate recording significant tax benefits or provisions in the near future.

Net Loss.  Based on the factors described above, our net loss for the six months ended June 30, 2007 was approximately $1.6 million, which was approximately $457,000 greater than our net loss for the same period in 2006.

Comparison of Years Ended December 31, 2005 and 2006

Net Sales.  Our total net sales increased by approximately $12.0 million, or 84%, to approximately $26.3 million in 2006 from approximately $14.3 million in 2005.

Subscriber-based net sales increased approximately $3.9 million, or 43%, to approximately $12.9 million in 2006 from approximately $9.0 million in 2005. This increase was largely driven by the addition of new customers, which accounted for approximately 44% of the increase, and an expansion in the number of our existing customers’ subscribers, which accounted for approximately 56% of the increase.

Search and advertising net sales increased by approximately $8.1 million to approximately $13.4 million in 2006 from approximately $5.3 million in 2005. This increase was primarily a result of increases in the number of paid clicks and the number of display advertising impressions. The total number of paid clicks increased by approximately 101% during the period. The increase in paid clicks accounted for approximately 97% of the increase in search and advertising net sales, while the increase in display advertising impressions accounted for approximately 3%. Prices for services and products in 2006 did not change materially from 2005.

Cost of Sales.  Cost of sales increased by approximately $7.5 million to approximately $15.3 million in 2006 from approximately $7.8 million in 2005. Cost of sales also increased as a percentage of net sales to 58% in 2006 from 54% in 2005. Cost of sales increased at a rate greater than the growth of net sales primarily because of additional revenue-sharing costs, which accounted for approximately 76% of the increase in cost of sales, and additional vendor content acquisition costs, which accounted for approximately 24% of the increase in cost of sales.

Research and Development Expenses.  Research and development expenses increased by approximately $1.7 million, or 61%, to approximately $4.5 million in 2006 from approximately $2.8 million in 2005, primarily as a result of increased headcount to support new product initiatives and customer deployments. As a percentage of net sales, research and development expenses declined to 17% in 2006 from 20% in 2005.

Sales and Marketing Expenses.  Sales and marketing expenses increased by approximately $2.0 million, or 83%, to approximately $4.4 million in 2006 from approximately $2.4 million in 2005. This increase was primarily a result of the hiring of our vice president of marketing and other marketing personnel, which accounted for approximately 47% of the increase, and the launch of new marketing programs during the second half of 2006, which accounted for approximately 27% of the increase. Sales and marketing headcount increased by approximately 60% from 2005 to 2006. Other various sales and marketing expenses accounted for the remaining 26% of the increase.

General and Administrative Expenses.  General and administrative expenses increased by approximately $2.0 million to approximately $3.9 million in 2006 from approximately $1.9 million in 2005 and increased to 15% of net sales in 2006 from 13% of net sales in 2005. This increase was due largely to the following factors: additional headcount, which accounted for approximately 68% of the increase; occupancy expenses resulting from the relocation of our corporate headquarters, including higher rent and build-out costs, which accounted for approximately 9% of the increase; increased audit fees, which accounted for approximately 6% of the increase; recruiting expenses for key personnel, which accounted for approximately 5% of the increase; and the establishment of an allowance for doubtful accounts, which accounted for approximately 12% of the increase. Administrative headcount increased by approximately 45% from 2005 to 2006.

Depreciation and Amortization.  Depreciation and amortization for 2006 increased to approximately $465,000 from approximately $177,000 in 2005. This increase was principally due to our acquisition of additional computing equipment, including a network operating center, for approximately $2.1 million, to support new customers and growth in our existing customers’ subscriber bases. We also acquired computing equipment for approximately $1.5 million during the period to accommodate our increased headcount.

Loss on Extinguishment of Debt.  We recognized an approximately $32,000 loss on extinguishment of debt in 2006 attributable to our early repayment of notes payable with the proceeds from the sale of our Series C preferred stock. The notes were originally due in November 2007 and were repaid in October 2006.

Other Income.  Other income increased to approximately $279,000 in 2006 from approximately $93,000 in 2005 due largely to the investment of the proceeds from the sale of Series C preferred stock in October 2006.

Interest Expense.  Interest expense increased to approximately $132,000 in 2006 from approximately $117,000 in 2005, primarily as a result of additional capital lease obligations.

Provision for Income Taxes.  We did not accrue federal or state income taxes for 2005 or 2006. We did, however, accrue approximately $14,000 of income tax expenses for 2006 related to foreign income taxes. We had a deferred income tax asset at December 31, 2006 of approximately $13.8 million, resulting primarily from stock and other compensation expense and NOLs. Due to uncertainty as to our ability to generate sufficient taxable income in the future to utilize these deferred tax assets, we have recorded a valuation allowance for their full amount at December 31, 2006. We do not anticipate recording significant tax benefits or provisions in the near future.

Net Loss.  Based on the factors described above, our net loss for 2006 was approximately $2.3 million, which was $1.5 million greater than our net loss in 2005.

Comparison of Years Ended December 31, 2004 and 2005

Net Sales.  Our total net sales increased by approximately $12.0 million to approximately $14.3 million in 2005 from approximately $2.4 million in 2004.

Subscriber-based net sales increased to approximately $9.1 million in 2005 from approximately $2.2 million in 2004. The increase in subscriber-based net sales was largely driven by the addition of new customers, which accounted for approximately 75% of the increase, and an expansion in the number of our existing customers’ subscribers, which accounted for approximately 25% of the increase.

Search and advertising net sales increased to approximately $5.3 million in 2005 from approximately $0.2 million in 2004. The significant increase occurred because 2005 was the first year in which we made search advertising technologies widely available on our customers’ websites. The increase in paid clicks accounted for approximately 99% of the increase in search and advertising net sales, while the increase in display advertising impressions accounted for approximately 1%. Prices for our services and products in 2005 did not change materially from 2004.

Cost of Sales.  Cost of sales increased by approximately $6.5 million to approximately $7.8 million in 2005 from approximately $1.2 million in 2004. Cost of sales also increased as a percentage of net sales to 54% in 2005 from 52% in 2004. Cost of sales increased at a greater rate than net sales primarily because of additional revenue-sharing costs, which accounted for approximately 61% of the increase in cost of sales, and additional vendor content acquisition costs, which accounted for approximately 39% of the increase.

Research and Development Expenses.  Research and development expenses increased by approximately $1.4 million, or 100%, to approximately $2.8 million in 2005 from approximately $1.4 million in 2004, primarily as a result of the hiring of additional technical and engineering personnel. As a percentage of net sales, research and development expenses declined to 20% of sales in 2005 from 58% in 2004.

Sales and Marketing Expenses.  Sales and marketing expenses increased by approximately $1.0 million, or 71%, to approximately $2.4 million in 2005 from approximately $1.4 million in 2004, primarily as a result of the addition of client services personnel. As a percentage of net sales, sales and marketing expenses declined to 17% of net sales in 2005 from 60% of net sales in 2004 due to the growth in net sales.

General and Administrative Expenses.  General and administrative expenses increased by approximately $0.8 million to approximately $1.9 million in 2005 from approximately $1.1 million in 2004, largely because of the hiring of additional personnel in our finance and human resources departments. As a percentage of net sales, general and administrative expenses declined to 13% of net sales in 2005 from 45% of net sales in 2004 due to growth in net sales.

Depreciation and Amortization.  Depreciation and amortization decreased to approximately $177,000 in 2005 from approximately $191,000 in 2004 due to an increase in the useful lives of certain assets, principally computing equipment, which was partially offset by the acquisition of additional equipment.

Other Income.  Other income increased to approximately $93,000 in 2005 from approximately $27,000 in 2004 due largely to increased invested cash and cash equivalents balances. Those balances were higher as a result of the sale of shares of our Series B preferred stock in October 2004.

Interest Expense.  Interest expense increased to approximately $117,000 in 2005 from approximately $77,000 in 2004, primarily as a result of additional capital lease obligations.

Provision for Income Taxes.  We did not incur federal or state income taxes for 2004 or 2005. We had a deferred income tax asset at December 31, 2005 of approximately $13.2 million, resulting primarily from stock and other compensation expense and NOLs. Due to uncertainty as to our ability to generate sufficient taxable income in the future to utilize these deferred tax assets, we have recorded a valuation allowance for their full amount at December 31, 2005. We do not anticipate recording significant tax benefits on provisions in the near future.

Net Loss.  Based on the factors described above, our net loss for 2005 was approximately $0.8 million, which was approximately $2.2 million, or 74%, less than our net loss in 2004.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	(unaudited)
	June	September	December	March	June	September	December	March	June
	30,	30,	31,	31,	30,	30,	31,	31,	30,
(in thousands)	2005	2005	2005	2006	2006	2006	2006	2007	2007

Net sales	$3,044	$3,732	$5,224	$5,866	$5,957	$6,952	$7,552	$8,677	$9,004
Cost of sales(1)	1,503	1,981	3,340	3,453	3,505	3,590	4,779	5,116	5,063
Research and development(1)	623	777	840	1,042	1,093	1,084	1,328	1,431	1,721
Sales and marketing	556	670	742	804	1,177	1,025	1,407	1,790	1,530
General and administrative(1)	341	539	687	771	897	1,124	1,140	1,023	1,264
Depreciation and amortization	38	50	58	78	113	130	144	273	304

Loss from operations	(17)	(285)	(443)	(282)	(828)	(1)	(1,246)	(956)	(878)
Other income (expense):
Loss on extinguishment of debt	—	—	—	—	—	—	(32)	—	—
Other income	21	25	26	22	14	10	233	180	150
Interest expense	(28)	(30)	(31)	(37)	(36)	(38)	(21)	(44)	(47)

Total other income (expense), net	(7)	(5)	(5)	(15)	(22)	(28)	180	136	103

Loss before income taxes	(24)	(290)	(448)	(297)	(850)	(29)	(1,066)	(820)	(775)
Provision for income taxes	—	—	—	—	—	—	14	—	9

Net loss	$(24)	$(290)	$(448)	$(297)	$(850)	$(29)	$(1,080)	$(820)	$(784)

(1)	Exclusive of depreciation and amortization shown separately.

Over the nine quarters presented in the table above, net sales have generally increased due primarily to the addition of new customers and an increase in the number of subscribers of our existing customers. As the number of our customers’ subscribers increased, the subscriber-based fees we earned for the use of our technology platform, value-added services and paid content also increased. A larger number of subscribers also resulted in greater traffic on customers’ web sites, which resulted in increased search and advertising revenue for us. In addition, we increased the revenue generated per subscriber by selling increasing amounts of value-added services and paid content.

Cost of sales as a percentage of net sales increased from the second quarter to the fourth quarter of 2005 from 49% to 64% as we expanded our portfolio of value-added services and paid content to sell to subscribers. Cost of sales as a percentage of net sales then leveled off at 59% for the first two quarters of 2006. It decreased to 52% in the third quarter of 2006 because non-recurring engineering fees, or NREs, contributed to an increase in our net sales for that quarter. The NREs were fees for professional services that we rendered to a customer on a special project basis in connection with enhancements to the customer’s portal and premium content delivery system. Cost of sales as a percentage of net sales then increased to 63% in the fourth quarter of 2006 before returning to 59% and 58% in the first and second quarters of 2007, respectively. The increase in the fourth quarter of 2006 was primarily a result of increased contractual commitments requiring fixed payments, which accounted for approximately 90% of the increase, and the cessation of the NREs upon completion of the special project, which accounted for approximately 10% of the increase.

On an absolute basis, total expenses from operations increased significantly in each of the nine quarters presented due primarily to increased cost of net sales and increased headcount. Additional sales and marketing expenses related to the launch of new marketing campaigns also drove the increases in the fourth quarter of 2006 and the first half of 2007.

Liquidity and Capital Resources

Our primary liquidity and capital resource requirements are for financing working capital, investing in capital expenditures such as computer hardware and software, supporting research and development efforts, introducing new technology, enhancing existing technology and marketing our services and products to new and existing customers. To the extent that existing cash and cash equivalents, cash from operations, cash from short-term borrowings and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity offerings or debt financings.

Since our inception, we have funded our operations and met our capital expenditure requirements primarily with venture capital funding. In four separate issuances of preferred stock, from Series A in November 2002 to Series C in October and November 2006, we have raised approximately $28.9 million from institutional investors. The proceeds from all of these issuances have been used for general business purposes, with the exception of the Series C preferred stock offering, a portion of which was used to repay approximately $700,000 of notes payable. Each share of preferred stock is convertible into common stock at the respective conversion ratio for each series of preferred stock at any time, subject to adjustment triggered by changes in our capitalization such as a stock split. Conversion is automatic in the event of a public offering of common stock at a price per share representing a post-offering valuation (on a fully diluted basis) of at least $150.0 million with gross proceeds of at least $25.0 million. This conversion of all our outstanding series of preferred stock is expected to take place upon consummation of this offering.

As of June 30, 2007, we had approximately $12.2 million of cash and cash equivalents. We have invested a substantial portion of our available funds in money market funds for which credit loss is not anticipated. The primary objective of our investment activities is to preserve principal while maximizing income received from our investments.

We believe that our existing cash and cash equivalents and the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Cash Flows

Operating Activities

We have historically experienced negative cash flows from operating activities as we continue to expand our business and build our infrastructure. Cash flows from operations will continue to be affected primarily by the extent to which we increase personnel, primarily in research and development and sales and marketing, to grow our business. Our largest source of cash flows from operating activities is cash collections from customers. Our primary uses of cash from operating activities are for revenue-sharing and content acquisition costs, personnel related expenditures, facilities expenses and research and development costs to support our sales growth.

Net cash used in operating activities was approximately $2.1 million for the six months ended June 30, 2007 as compared to approximately $0.7 million for the same period in 2006, for an increase of approximately $1.4 million. The increase was primarily attributable to increased trade receivables corresponding with the increase in our net sales, which was partially offset by headcount increases of 50% that resulted in increased payroll accruals. We also experienced an increase in unearned revenues as of June 30, 2007 as compared to June 30, 2006.

Net cash used in operating activities was approximately $1.9 million for the year ended December 31, 2006 as compared to approximately $1.2 million for the year ended December 31, 2005, for an increase of approximately $0.7 million, or 58%. The increase was primarily attributable to increased trade receivables corresponding with increased sales volumes for 2006.

Net cash used in operating activities was approximately $1.2 million for the year ended December 31, 2005 as compared to approximately $2.5 million for the year ended December 31, 2004, for a decrease of approximately $1.3 million, or 52%. The decrease was primarily the result of increased sales volume, combined with expenses for 2005 that were a lower percentage of net sales as compared to expenses in 2004.

We have incurred losses from operations during each of the last three years as a result of our continued research and development and sales and marketing activities. We anticipate continued losses from operations in the near future until our development efforts result in significant revenues and operating income.

Investing Activities, Including Capital Expenditures

For the six months ended June 30, 2007, net cash used in investing activities was approximately $0.8 million, as compared to net cash used in investing activities for the six months ended June 30, 2006 of approximately $1.2 million, representing a decrease of approximately $0.4 million. The decrease was largely due to increased purchases of property and equipment in the second quarter of 2006 in response to increased customer requirements. We anticipate continuing to expend significant amounts for fixed assets in the near future as we continue to invest in equipment necessary for our research and development activities. We anticipate approximately $0.8 million, including amounts we expect to finance, of capital expenditures for the last six months of 2007.

For the year ended December 31, 2006, net cash used in investing activities was approximately $1.9 million as compared to net cash used in investing activities of approximately $0.5 million for the year ended December 31, 2005, for an increase of approximately $1.4 million. Similarly, net cash used in investing activities for the year ended December 31, 2005 represented an increase of approximately $0.2 million, or 67%, over net cash used in investing activities of approximately $0.3 million for the year ended December 31, 2004. In each year, the increase was largely due to increased purchases of property and equipment, primarily computer hardware.

Financing Activities

We have entered into a credit agreement with Bridge Bank, pursuant to which we can borrow under a revolving credit line of $1.5 million until February 2009. Borrowings under the revolving line of credit accrue interest at the prime rate plus a margin of 0.75% and must be repaid by February 2009. The credit agreement contains provisions that allow Bridge Bank to accelerate repayment of the borrowings on the revolving credit line upon occurrence of a material adverse change as defined in the agreement. The credit agreement also contains certain financial performance and reporting covenants. There were no outstanding borrowings under the revolving credit line as of June 30, 2007.

For the six months ended June 30, 2007, net cash used in financing activities was approximately $0.1 million as compared to net cash provided by financing activities of approximately $0.6 million for the six months ended June 30, 2006. For the six months ended June 30, 2006, the Company had borrowings on its term loan of $0.5 million. For the six months ended June 30, 2007, the Company had payments on increased capital lease obligations of approximately $0.4 million that were partially offset by proceeds from stock option exercises and restricted stock sales of approximately $0.3 million.

For the year ended December 31, 2006, net cash provided by financing activities was approximately $16.4 million as compared to net cash used in financing activities of approximately $90,000 for the year ended December 31, 2005. This increase was primarily due to the receipt of gross proceeds of approximately $17.2 million from the sale of our Series C preferred stock in the fourth quarter of 2006. The primary use of cash for financing activities in the year ended December 31, 2005 was to repay capital lease obligations and notes payable.

For the year ended December 31, 2005, net cash used in financing activities was approximately $90,000 as compared to net cash provided by financing activities of approximately $5.5 million for 2004. This change was primarily due to the receipt of gross proceeds of approximately $5.5 million from the sale of our Series B preferred stock in 2004.

Quantitative and Qualitative Disclosures about Market Risk

Our cash, cash equivalents and short-term investments as of June 30, 2007 consisted primarily of money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Contractual Obligations

The following table describes our long-term contractual obligations and commitments as of December 31, 2006:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(dollars in thousands)

Contractual commitments	$15,191	$7,058	$8,133	$—	$—
Operating lease obligations	4,368	708	962	865	1,833
Capital lease obligations	2,265	851	1,350	64	—
Purchase obligations	—	—	—	—	—

Total	$21,824	$8,617	$10,445	$929	$1,833

There have been no significant changes in the contractual obligations through June 30, 2007.

Contractual Commitments

Contractual commitments include fixed payments that we are required to make to certain of our customers and content providers pursuant to our agreements with them. These payments are typically made on monthly or quarterly basis and are not contingent on the achievement of any revenue objectives or subscriber or usage levels.

Operating and Capital Lease Obligations

Our principal lease commitments consist of obligations under leases for office space and computer and telecommunications equipment. We finance the purchase of some of our computer equipment under a capital lease arrangement over a period of 36 months. The capital lease obligations shown above include the current portion of our liabilities and imputed interest.

Purchase Obligations

Our purchase orders are normally based on our current needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements specifying minimum quantities or set prices that exceed our expected requirements in the short-term. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Off-Balance Sheet Arrangements

As of June 30, 2007, we did not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a more-likely-than-not threshold regarding the sustainability of the position. Effective January 1, 2007, we adopted FIN 48. Based upon our analysis, we believe that all of our open tax positions are more-likely-than-not to be sustained upon examination. Additionally, we have determined that the amount of tax benefits recognized in the Company’s financial statements at January 1, 2007 are already reflective of the largest amount that is greater than 50 percent likely of being recognized upon the ultimate settlement with a taxing authority. Accordingly, the adoption of FIN 48 had no impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 serves to clarify the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS 157 is to be applied whenever another standard requires or allows assets or liabilities to be measured at fair value. We will be required to adopt SFAS 157 effective January 1, 2008. We are currently evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides entities with an option to choose to measure eligible items at fair value at specified election dates. If elected, an entity must report unrealized gains and losses on the item in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, is irrevocable (unless a new election date occurs), and is applied only to entire instruments and not to portions of instruments. We will be required to adopt SFAS 159 effective January 1, 2008. We are currently evaluating the impact that the adoption of SFAS 159 will have on our financial statements.

BUSINESS

We provide an Internet platform and a portfolio of digital content and services that enable broadband service providers, such as MSOs, Telcos and ISPs, to create a compelling online experience for their subscribers. Our platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Our platform also aggregates free and paid digital content and value-added services, including video, from third-party providers to create a customized and branded Internet portal solution. We deliver a seamless subscriber experience by integrating these services and products with existing customer billing and management systems, thereby allowing our customers to extend their brands and enhance their subscriber relationships. We believe our solution assists our customers in promoting subscriber retention, increasing ARPU and cultivating new revenue streams.

Industry Background

Growth of the Internet and Broadband Access

The Internet has emerged as a global digital medium for content, communications, advertising and commerce. According to IDC, the number of households with Internet access in 2006 was approximately 72.3 million in the United States and 306.7 million globally. The U.S. consumer Internet access market has evolved from a market in which the Internet was primarily accessed through narrowband or dial-up access to one in which consumers are able to access the Internet through a variety of high-speed or broadband access technologies. IDC estimates that the number of broadband Internet subscribers in the United States will increase from 56.3 million in 2006 to 91.5 million in 2011, while the total number of broadband subscribers globally will increase from 232.7 million in 2006 to 386.6 million in 2011. At the same time, IDC projects that narrowband subscribers in the United States will decrease from 21.2 million in 2006 to 7.8 million in 2011. In addition, as broadband access speeds, particularly download speeds, continue to increase, the overall quality of the subscriber’s online experience will improve significantly and subscribers will access and consume an increasing amount of digital content that requires higher bandwidth.

The broadband Internet access market in the United States consists primarily of MSOs, offering cable modem-based broadband Internet access, and Telcos, offering digital subscriber line, or DSL-based broadband Internet access. A range of new technologies and providers are also emerging that represent future broadband access alternatives. These new technologies include various fixed-line and wireless Internet access standards, such as Metro Ethernet Internet Access, or MEIA, WiMax, fixed wireless, satellite, broadband over power lines and Wi-Fi. The table below provides recent IDC U.S. subscriber projections for categories of Internet access technologies.

U.S. Broadband Services Subscriptions by Technology, 2006-2011

Technology	2006	2007	2008	2009	2010	2011
	(in millions)

Cable modem	30.0	33.0	35.2	36.8	37.9	38.4
DSL	24.3	29.4	33.3	36.0	37.6	38.4
MEIA	0.8	1.9	3.5	5.9	8.8	12.4
Other broadband technologies	1.0	1.2	1.5	1.7	1.9	2.1

Source: IDC, 2007

New and Increasing Competition for Broadband Access Subscribers

The broadband access market has become increasingly competitive in recent years due to the commoditization of Internet access, pricing pressure, evolving consumer demand and the advent of competing new access technologies. Against this backdrop and in an attempt to increase sales, customer loyalty and differentiation, MSOs and Telcos have expanded beyond traditional core service offerings of television and voice, respectively, to offer “triple-play” (fixed-line voice, television and broadband Internet access) and, in some cases, “quadruple-play” (fixed-line voice, television and broadband Internet access plus mobile communications) packages of services, which has put MSOs and Telcos in direct competition with one another. At the same time, Internet media and technology companies such as AOL, Google, Microsoft and Yahoo! have assembled large, loyal online audiences, powerful brands and growing suites of digital content and service offerings, are competing against traditional media and telecommunications companies for consumer loyalty and spending, and are emerging as a potential competitive threat for incumbent MSOs and Telcos. These competitive dynamics are further pressuring broadband service providers to evolve from being providers of basic voice, television and Internet access services to becoming integrated providers of digital content and service offerings.

Higher Demand for Digital Content and Services

The rapid increase in Internet usage has been characterized by the growing adoption of online communications, e-commerce and digital content and services. The Internet has become an important consumption and distribution platform for digital content and services, with Internet users spending increasing amounts of time and money online and engaging in a broad range of activities including entertainment, social networking, shopping and commerce. According to Frost & Sullivan, the U.S. residential online paid content and services market, which includes music, online games and video, is projected to grow from $3.1 billion in 2006 to $8.8 billion in 2011. Content providers, including television networks, music labels, movie studios, newspapers and other traditional and new media companies have recognized the growth potential of the Internet as an additional, important distribution channel for their content. As a result, they are increasingly focused on marketing their vast libraries of content through the Internet by developing focused online and digital marketing strategies.

Increased Importance of Internet Advertising and Search

As digital media consumption, commerce and overall usage grow across the Internet, advertisers are shifting a greater proportion of their marketing budgets online. According to IDC, online advertising spending in the United States reached $16.9 billion in 2006, an increase of 35% versus 2005, and is projected to increase to $31.4 billion by 2011, including online search advertising revenues of $10.1 billion. Online search and display advertising have emerged as the largest components of online advertising, in large part because they allow advertisers to reach a targeted audience. Internet companies, such as Google and Yahoo!, have taken advantage of the strong growth in search-based advertising spending by forming advertising syndication networks that have acquired a sizeable share of the Internet search volume. The syndication network model has created opportunities for Internet sites with strong web traffic to partner with online advertising networks to monetize their traffic using many forms of advertising, including banners, animation, streaming video, special effects and user interactivity.

Emergence of the Digital Home and Access to On-Demand, Cross-Platform Digital Media

The proliferation of broadband Internet access has fundamentally changed the way that consumers access and interact with media content and Internet-based services. Consumers can now access the Internet from a range of different devices including personal computers, television sets, personal multimedia players and mobile phones. They are increasingly using these devices to get on-demand access, and to download, consume, transport and share music, video, games and other content. As a result, there is an emerging trend towards convergence of digital media within the residence. For broadband service providers, the challenge is no longer about owning the viewership of one device, but rather to “own the digital home.” They are responding to this trend by expanding their offerings beyond their traditional focus areas. Telcos and MSOs have invested heavily over the past decade to upgrade their existing telecommunications and cable networks to support enhanced voice communications, digital television programming and broadband Internet access, and are offering bundled packages of services and content in an attempt to cross-sell services and products to existing customers.

Advances in home networking technologies and the increased adoption of new media are helping accelerate the emergence of the digital home. Consumers are increasingly using their home networks to access multimedia, such as streaming video, music and online content from multiple platforms, including personal computers, stereos, home theater systems and a variety of Internet-enabled networked devices. The network-enabled personal computer has become a center for media, entertainment, communication and social interaction, with user-generated content, email, instant messaging and social networking proliferating alongside professionally-created content and media. The television has also evolved to become a digital entertainment hub, enabling consumers to access a broad range of on-demand programming through the set top box. IDC forecasts that the number of network-enabled video devices, one of the key building blocks of this “digital home,” will grow from 1.6 million units in the United States in 2006 to 45.3 million units in 2011, a CAGR of 96%. The market for digital home services, such as digital television services delivered over the Internet, or IPTV, is also expected to grow rapidly. According to eMarketer, the worldwide number of IPTV subscribers is projected to increase from 4.9 million in 2006 to 41.1 million in 2011, a CAGR of 53%.

Challenges for Broadband Service Providers

Differentiating Service Offerings in a Highly Competitive Environment

In order to maintain and grow their subscriber bases and effectively compete in the current environment, broadband service providers are seeking to provide a differentiated solution—in particular, compelling digital content and value-added online services—that can help promote subscriber retention and increase their ARPU. The increasing consumption of new media segments, such as the Internet, has prompted broadband service providers to begin extending their subscriber offerings to include a variety of online services. In doing so, broadband service providers have found it difficult to differentiate themselves and move from providing core Internet access to becoming relevant to the subscriber’s online experience, as this requires competing with well-established Internet portals and online content providers. To succeed in this highly competitive environment, broadband service providers need to deliver a subscriber experience that is simple, personalized, engaging and valuable. As a result, broadband service providers seek to offer a broad portfolio of digital content and services coupled with personalization and other advanced features bundled into an integrated offering.

Offering a Compelling Suite of Digital Content and Services

Because broadband service providers have not traditionally focused on providing online content and services, they may not have the expertise required to provide a seamless user experience integrating a broad range of online offerings. Constantly changing subscriber needs and tastes and rapidly evolving technology, coupled with the difficulty of delivering a digital media experience, create technical and management challenges for companies seeking to deliver these offerings. For example, while MSOs have benefited from a broad network of relationships with media companies, they have not historically been able to couple online media offerings with their television offerings. In addition, although MSOs have been successful in delivering content to subscribers, they do not generally have the necessary expertise or relationships to enable them to aggregate and deliver online content in packages that subscribers perceive as valuable. The volume of content offerings available on the Internet presents an added challenge as subscribers now have a greater variety of choices online than those offered through traditional media such as television and radio.

Integrating Existing Subscriber Management and Billing Systems

To provide a seamless online experience for their subscribers, it is important for broadband service providers to achieve integration at the user interface by making content and subscriptions customizable across different platforms, and at the back-end by synchronizing subscriber management and billing systems and processes. Because the back-end processes for traditional versus online services vary considerably, they require a high degree of customization to achieve integration across systems. Broadband service providers require a carrier-grade Internet platform that easily interacts with existing systems and reduces information technology, or IT, and other operational costs. In order to implement efficient and flexible solutions on a timely basis, broadband service providers must either use solutions from third-party vendors or develop their own solutions. As the Internet evolves and new online technologies emerge, broadband service providers that choose to develop their own solutions will increasingly face challenges in keeping up with the technological changes required to deliver online solutions while continuing to maintain integration with the rest of their IT systems.

Acquiring Technical Expertise and Experience

We believe that most broadband service providers lack the necessary expertise to develop and deploy a technology platform that can efficiently deliver a wide range of online content and services to their subscribers. This is due, in part, to their focus on network infrastructure, their core competency, which prevents them from dedicating the resources necessary to develop a scalable technology platform capable of delivering an integrated, cost-effective package of online content and services to multiple devices. To achieve these capabilities, broadband service providers would need to invest significant capital to acquire or build a technology platform, train specialized personnel and conduct the ongoing research and development required to keep up with technological advances.

Extending and Strengthening Brand

Broadband service providers are challenged to extend and strengthen their brand beyond the core Internet access market. We believe that providing a compelling online experience is critical to strengthening relationships with subscribers and building and extending a brand identity as the media provider to the digital home. Established portal providers typically insist on co-branding or their own branded solution in order to promote their own brands, which limits the flexibility offered to the broadband service providers and makes it more difficult for them to build and maintain a strong brand image. While this approach provides the broadband service providers with a broad roster of digital content and services, it can also result in dilution to their brand in the online domain.

Increasing Presence in the Digital Home

With the growing importance of the converged digital home that utilizes access to triple- and quadruple-play services, broadband service providers must respond to consumer demand for on-demand access to digital content and services across various media platforms. In order to build upon their existing subscriber touch points and gain further penetration and presence in the digital home, broadband service providers will need to deploy a scaleable technology platform that can provide digital content and services across multiple devices and platforms including personal computers, television sets, personal multimedia players and mobile phones. In addition, as new consumption patterns emerge, broadband service providers will need the capability to bundle and cross-sell emerging forms of bandwidth-intensive media and communication services across the converging digital home platforms.

The Synacor Solution

We provide an Internet platform and a portfolio of digital content and services that enable broadband service providers to create a compelling online experience for their subscribers. Our solution provides our customers with the following key benefits:

Differentiation of Broadband Service Providers’ Offerings

Our platform enables broadband service providers, domestic and international, to differentiate their offerings by packaging and customizing a wide variety of free and paid digital content and value-added services for their subscribers. These offerings are incorporated in a customer-branded, or “white label,” Internet portal and a comprehensive content management and delivery solution that enables our customers to aggregate and deliver content and service offerings from diverse sources. All of these offerings can be accessed through a single user interface, thus creating a unified and cohesive online experience.

Access to a Diverse Portfolio of Digital Content and Services

We have an extensive network of relationships with digital content and service providers. We believe that our content and service providers value the new channels of distribution that our technology platform and customer relationships open to them, giving us an advantage when acquiring content and services. By combining our technology platform with our portfolio of digital content and services, we enable our customers to flexibly package content and services for their subscribers, which allows them to differentiate their brand and respond to changing subscriber needs. In addition, we create customized bundles of digital content and service offerings, which we make available to our customers’ subscribers. Our portfolio of digital content and services includes the following categories: news; weather; family; games; music; video; entertainment; sports; lifestyle products; email; and security. We regularly evaluate our offerings to deliver customer and subscriber value and to enable our customers to build a large, loyal and engaged online audience.

Ability to Integrate Different Technologies

Our technology is built on a standards-based platform, which is designed for interoperability with our customers’ and our content providers’ internal and other third-party systems. In addition, most of our deployments with both broadband service providers and content providers involve complex applications that are integrated into their content management and delivery, billing, service management, customer care and other core systems. This approach provides a unified and cohesive user experience for subscribers, which is an important component of building subscriber loyalty and improving the “stickiness” of our customers’ websites—meaning that they increase the likelihood that the customers’ portals will remain their subscribers’ homepage. Due to our automated sign-on and authentication process and integration with content providers, subscribers are able to access proprietary third-party content from within the customer-branded portal with a single sign-on and consolidated billing. Furthermore, recognizing the need for flexibility, we offer our customers the choice of either a hosted on-demand solution or a non-hosted on-site application, as well as a number of integration methodologies. Our scalable infrastructure also enables us to maintain performance levels as our customers’ subscriber bases develop, media content file sizes increase and overall online consumption of digital media continues to grow.

Focus and Expertise in Delivering Services and Content

Our focus and expertise have enabled us to improve significantly the performance and reliability of the solutions we offer our customers, and our singular focus on developing an Internet platform and providing a portfolio of digital content and services allows us to rapidly and efficiently deploy our solutions. In addition, the size of our customer base, together with their associated subscriber footprint and the depth of our technology expertise, provides us with the ability to continually develop and refine our solutions in a way that may not be feasible for many of our customers on a stand-alone basis. We have a diversified and growing customer base of broadband service providers consisting mainly of MSOs, Telcos and ISPs. As of March 31, 2007, our services and products were deployed at over 30 broadband service providers, whom we believe, based upon our own internal estimates, had over 21.0 million broadband Internet subscribers, over 5.0 million narrowband Internet subscribers and over 33.0 million household television subscribers in the United States and the United Kingdom.

Support for Online Branding Strategies of Broadband Service Providers

We believe that building brand loyalty is a primary objective of broadband service providers. Our white label solutions assist our customers in strengthening their online brands while enhancing their subscriber relationships. With co-branded solutions, the solution provider could have different and competing objectives. For example, the co-brand vendor may promote its own brand at the expense of the broadband service provider’s brand. In contrast, our objective is to work with our customers on a collaborative basis and help them strengthen their online brand awareness among their subscribers. We believe that our solution offers broadband service providers the ability to develop a direct communication channel with their subscribers that they previously did not have, which helps to improve subscriber satisfaction and loyalty.

Enhanced Customer Presence in the Digital Home

Our solution offers our customers the ability to extend their presence in the digital home by providing them with a flexible technology platform that scales across multiple devices, including personal computers, television sets, personal multimedia players and mobile phones. Customers can incorporate a selection of digital content and services into multiple devices as they expand their triple- and quadruple-play offerings. In addition, as new consumption trends emerge in the future, we plan to enhance our platform so that it can aggregate, customize and deliver emerging forms of bandwidth-intensive media and communications services.

Strategy

Our goal is to accelerate the growth of our business and to achieve long-term profitability. In order to achieve this goal, we seek to:

Enhance Our Technology Platform

We continue to enhance our technology platform and regularly introduce new features and services to improve subscribers’ online experience. For example, we are developing new personalization features that will allow subscribers to drag and drop components, insert and remove a wide variety of components, and generally make their homepage their “dashboard” for digital content and services. By providing a higher degree of customization and enhancing the features and functionality of our solution, we believe our customers will benefit from improved subscriber satisfaction and loyalty.

Increase Subscriber Penetration of Paid and Packaged Online Services and Products

We work collaboratively with our customers to understand their subscribers’ needs, and we continually develop new content and service provider relationships, with a view to tailoring offerings to the diverse and changing tastes of subscribers. We also seek new ways to bundle our content and service offerings to help our customers deliver attractive online content to subscribers. For example, we believe that broadband service providers will increasingly package online offerings with their television products in the near term, which our technology platform can enable. The first stage of this packaging trend is the offering of online packages on an a la carte basis to subscribers. We currently support a variety of a la carte offerings with a range of marketing programs to increase the probability that they will produce significant adoption. We are also developing packages of online content and services to complement existing television packages. For example, we are bundling a range of sports-oriented online paid services so that they can be packaged with televised sports offerings and offered to consumers as a single online/television offering.

Increase Usage and Revenue from Traffic Generated by Our Services and Products

We work closely with our customers to continuously improve our technology platform and content and service offerings. We believe this collaboration increases traffic to their websites and optimizes the subscriber experience. We expect to drive increased consumption of digital content and services through our customers’ Internet portals by growing our portfolio of offerings, better bundling various offerings and expanding our delivery capabilities across multiple platforms. To increase the level of and revenue from search activity, we also focus on improving the subscriber experience while conducting online searches through our customers’ websites and optimizing the monetization of search results.

Our ability to serve as a profit center for our customers by sharing revenue streams is a critical aspect of the value that we provide our customers, and we continue to work with them to increase monetization of our collective online offerings. For example, we have entered into a number of relationships with search and advertising providers to help generate revenue from the traffic generated on our customers’ websites, a portion of which we share with our customers. We also continue to improve the yield of our customers’ advertising inventory by working with advertising networks and other advertising sales enterprises.

Broaden Our Customer Base

We intend to expand our customer base by investing in new sales and marketing initiatives, increasing the number of sales and marketing personnel, strengthening our service and product development activities, and expanding our partnerships with digital content and service providers. We plan to acquire new customers by targeting broadband service providers that should benefit from our solution, including MSOs, Telcos and ISPs as well as operators that provide Internet access through Wi-Max, fixed wireless, satellite, broadband over power lines, Wi-Fi and other emerging technologies.

Expand Our International Operations

We believe that a significant opportunity exists to increase our net sales in international markets where broadband service providers might not be offering Internet websites comparable to our solution. While only a small portion of our net sales have historically been generated abroad, as we have limited operations in the United Kingdom, where Virgin Media has deployed our solution to provide an Internet platform to its subscribers, we intend to increase our international presence by increasing our overseas sales and marketing efforts in selected markets in Europe, Asia-Pacific and Latin America. IDC estimates that broadband subscribers will increase from 68.6 million, 95.9 million and 7.2 million in 2006 to 109.6 million, 158.5 million and 19.0 million by 2011 in Europe, Asia-Pacific and Latin America, respectively.

Increase Support for New Digital Platforms and Technologies

In order to enable our customers to establish and strengthen their presence in the digital home, we intend to support multiple platforms, such as personal computers, television sets, personal multimedia players and mobile phones as well as emerging technologies such as IPTV and advanced set-top boxes, all of which are expected to continue to drive the convergence of media within the digital home. We intend to expand our current offerings by developing an integrated technology solution that includes emerging digital platforms and supports new consumer devices so that we can meet the subscriber’s needs for on-demand access to content and services across platforms and devices. We also believe that, by investing in and adopting promising new digital platforms and technologies, we can take advantage of growth in consumption of digital content and services resulting from the emergence of the digital home.

Services and Products

We deliver our service and product offerings through our proprietary technology platform. We insert a wide variety of modules into our platform to enable our customers to deliver an array of Internet functionality and capability to their subscribers. Our technology platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Our platform also aggregates free and paid digital content and value-added services, including video, from third-party providers to create customized and branded Internet websites. We generate recurring revenues in the form of subscriber-based fees for the use of our platform, value-added services and paid content, which we generally collect from our customers. We also generate revenue from the traffic that is generated from our platform in the form of search and advertising revenue, which we generally collect from our search partner, Google, and our advertising network providers. We often share a portion of this revenue with our customers.

Subscriber-Based Services, Including Technology Platform, Value-Added Services and Paid Content

Using our proprietary technology platform, we provide customers with a flexible, brandable Internet portal that can deliver a wide range of functionality, value-added services and digital content from multiple sources on a single, customizable website. Our customers use their portal to provide subscribers with access to free-to-subscriber content and service offerings, including news, sports, entertainment and weather, and paid content and other value-added services, all from one location and with one login. Our platform employs a highly scalable and flexible architecture that allows us and our customers to add features and applications regularly.

Key features of our technology platform include portal design and development, unified registration and login, billing integration, personalization, flexible video delivery, our proprietary content management system and household management. We believe that these features increase the stickiness of our customers’ websites and, therefore, help to increase revenue and promote subscriber retention. We also believe that these features strengthen our customers’ online presence, thereby reinforcing their brands.

Portal Design and Development.  Using our technology platform, we create, design and develop Internet portal websites for our broadband service provider customers. The portal serves as the initial homepage for their subscribers. Our portal design typically aggregates a broad array of resources, including free-to-subscriber content and service offerings, value-added services and paid digital content and search, all in one location.

Unified Registration and Login (Single Sign-On).  Our platform gives subscribers access to all of the value-added services and paid content to which they have subscribed from a single user ID and password. Subscribers typically log into the portal using the same user ID and password that they use for email. Single sign-on for subscribers is accomplished by integrating with both our customers and our content and value-added service partners. Because our single sign-on technology was built flexibly to accommodate many authentication mechanisms, we have been able to integrate with a wide range of partners.

Billing Integration.  Our platform allows our customers to integrate billing for value-added service and paid content purchases with other services and products provided to their subscribers, including television and telephone service. A customer may collect transaction fees via credit card or on the subscriber’s service provider bill, and it may bill transactions each time they occur or on a monthly basis using monthly summary totals. Our system enables on-line bill presentment, which gives subscribers access to a detailed transaction account.

Personalization.  Our platform enables the subscriber to personalize his or her Internet experience through localization, customization and the addition of desired content and services to the individual’s homepage. Subscribers are able to manage access to services and products available to each member of the household, define a budget limit for purchases for each member of the household and set the payment method (service provider bill vs. credit card) for access to paid offerings.

Video Delivery Capability.  Our video delivery capability includes two primary components: a video player and a video discovery and delivery system. The video player contains video controls such as play, pause, fast forward and rewind and full-screen viewing, and can be configured to play within or on top of a page. Our video discovery and delivery system is database-driven, supports multiple video hosting methods and enables transcoding from a number of video formats. The system contains a number of access control mechanisms, including the ability to restrict access based on IP address location, subscriber type or household management settings. The system also permits subscribers to search videos and browse by channel, genre or content type.

Content Management System.  Our proprietary content management system enables our customers and us to create dynamic, customizable web pages and components with content from various sources. Our system is comprised of an administrative interface, a scalable content storage system and a system to distribute content to the platform. It also includes a feed management system for importing content. Using our system, our or our customers’ editors can publish directly to a website without HTML designers and display a preview of page or component designs prior to publishing. Our system can also automatically publish content from outside sources or assign publishing rights, by site section, to outside vendors.

Household Management.  Our household management system puts parents in control of the content their children are allowed to purchase or consume from their broadband service provider. Among other things, this system allows the head of household to specify the range of products their “child accounts” may access and utilize and to establish pre-set spending limits for content purchases such as music and movie downloads.

Toolbar.  We offer our customers the ability to create branded toolbars that can be personalized by their subscribers. The toolbar can be updated automatically as new features become available, configured with search, weather, television and movie listings and value-added services and paid content packages. The toolbars can also integrate internal services such as instant messaging, customer support and email.

Television Listings.  Our platform provides television listings and corresponding television channels, which enables subscribers to search and browse local television programming.

In addition to the free-to-subscriber content and service offerings discussed above, we provide our customers with paid content and value-added services, which are paid for by our customers or their subscribers, individually or in bundled packages. The following are illustrative examples of some of these packages, which we allow our customers to customize if they desire:

•	Variety Package. Our variety package combines content from several Internet subscription and entertainment products into a single package. These packages may include any combination of games (such as Shockwave Gameblast), greeting card services (such as American Greetings), weather services (such as weather.com), educational elements (such as Encyclopedia Britannica or Clever Island) and sports elements (such as MLB or Fox Sports).

•	Portable and Non-Portable Music. Our music offering includes download-to-own, download-to-rent, non-portable subscriptions, portable subscriptions and streaming music, using MusicNet’s library of over 4.5 million songs.

•	Security. Our security offering typically includes anti-virus, firewall and intrusion detection, pop-up blocker, parental controls and automatic updates all powered by security suites, such as F-secure.

•	Email and Calendar. We provide email and calendar solutions to our customers using Zimbra’s collaboration suite of messaging products. We integrate these products into our technology platform to deliver email and family calendar to subscribers from their homepage. The system enables us to highlight customer-related and community events on subscriber calendars, insert advertising into the web mail interface and provide entry to subscribers solely through our customer portals.

•	Movies on Demand. Our platform provides broadband service providers with movies as well as enabling movie downloads for viewing through online distribution to the personal computer or other home entertainment devices. Our current provider, CinemaNow, has a library of more than 4,000 films, television programs and music concerts from over 250 licensors. The movie service currently supports pay-per-view download and streaming, and we expect that it will soon support a download-to-own business model.

•	Learning Edge.tm Our Learning Edge package combines a number of educational products that appeal to families with young children, which may include offerings from Boston Test Prep, Clever Island, Encyclopedia Britannica and IKnowThat.com.

•	GamesSomnia.tm Our GamesSomnia package includes subscriptions to popular online gaming services and gaming-related news sources, which may include offerings from Classic Atari, LEGO PC Games, Yummy Arcade, Gaming Magazines and IGN Insider.

Revenue from our technology platform, value-added services and paid content, which we refer to as subscriber-based revenue, contributed approximately 90.5%, 63.3% and 49.2% of our total net sales for 2004, 2005 and 2006, respectively. For the six months ended June 30, 2007, subscriber-based revenue contributed approximately 48.9% of our total net sales.

Search and Advertising

We use Internet search and advertising technologies to generate revenue from the traffic generated by our customers’ Internet portals. Our search and advertising offerings are comprised of search-based advertising, which we provide through our relationship with Google, and display advertising, which we provide through our relationships with advertising networks.

Search-Based Advertising.  We have a revenue-sharing relationship with Google, pursuant to which we typically include a Google-branded search tool on customer portals. When a subscriber makes a search request using this tool, we deliver it to Google. Google returns search results to us that include advertiser-sponsored links. If the subscriber clicks on a sponsored link, Google receives payment from the sponsor of that link and shares a portion of that payment with us. We then typically share a portion of that payment with the applicable customer.

Display Advertising.  We generate advertising revenue when subscribers view or click on a text or display advertisement that we delivered. We have entered into arrangements with several advertising networks, including advertising.com and Tribal Fusion, among others. Advertisers pay these networks a fee to place their advertisements on various websites. When the networks place an advertisement on one of our customers’ websites and other web pages that we control, the network will pay us a portion of that fee. We then typically share a portion of that payment with the applicable customer.

Search and advertising revenue contributed approximately 9.5%, 36.7% and 50.8% of our total net sales for 2004, 2005 and 2006, respectively. Revenue attributable specifically to our arrangement with Google contributed 9.3%, 36.2% and 49.7% of our total net sales 2004, 2005 and 2006, respectively. For the six months ended June 30, 2007, search and advertising revenue contributed approximately 51.1% of our total net sales, with revenue attributable to our arrangement with Google contributing approximately 44.4% of our total net sales.

Technology and Operations

Technology Platform Architecture

Our technology platform has been designed and built to support reliability and scalability. To route traffic through our network in the most efficient manner, we use load balancing products, which spread work among multiple servers, and link controllers, which monitor availability and performance of multiple connections to our platform. Web servers are used to deliver our portals, operate our unified logins and stream video content. Additional servers provide user data and content and services, and other administrative servers perform tasks such as content gathering, report generation, backups and monitoring. Our technology platform is fault tolerant and scalable through the addition of more servers as usage grows.

Data Center Facilities

We currently operate and maintain a data center, which is staffed 24 hours a day, 7 days a week, and a network operations center. Both our data center and network operations center are located in a shared facility operated by Switch & Data Facilities Company, Inc. in Buffalo, New York. The network operations center houses all production and development systems that represent the operations center of the services and products delivered to our customers. All systems are fully monitored for reporting continuity and fault isolation. The data center and network operations center are in a physically secure facility using monitoring, environmental alarms, closed circuit television and redundant power sources.

Customers

Our customers principally consist of MSOs, such as Charter and Time Warner; Telcos, such as Embarq Corporation; and other ISPs, such as EarthLink, Inc. and United Online, Inc. Our customer contracts typically have an initial term of two to three years from the deployment of the customer’s website. As of June 30, 2007, we had agreements with 25 MSO customers, five Telco customers and three ISPs. Subscriber-based revenues from one customer accounted for more than 10% of our net sales in the six months ended June 30, 2007. Otherwise, we did not generate subscriber-based revenues from any single customer that accounted for 10% or more of our net sales in the six months ended June 30, 2007 or the year ended December 31, 2006. Net sales attributable to two customers, Charter and Time Warner (pursuant to the Adelphia legacy agreement only), together accounted for approximately 53% of our net sales for the year ended December 31, 2006, with each of these customers accounting for more than 20% in such period. In addition, net sales attributable to Charter, Time Warner (pursuant to the Adelphia legacy agreement only) and Embarq together accounted for approximately 56% of our net sales for the six months ended June 30, 2007, with net sales attributable to two of these customers each accounting for more than 15% in such period and net sales attributable to the third customer accounting for more than 10%. Net sales attributable to these customers includes the subscriber-based revenues earned directly from them, as well as the search and advertising revenues earned from third parties, such as Google, based on traffic generated from their websites. We believe we have strong and collaborative relationships with our customers, which is critical to our success.

Content Providers

We license rights to the content that we provide to our customers, including value-added services and free and paid content offerings, from numerous third-party content providers. To obtain content, we enter into a variety of licensing arrangements with our content partners that typically run from one to three years in length and may provide for per subscriber pricing, fixed payments over time, or both. Our partners provide a variety of content, including news and information, entertainment, music, video, games, shopping, travel, autos, careers and finance. We use this content to populate our customers’ portals, as well as to provide value-added services and paid content that subscribers may purchase for additional fees. As of June 30, 2007, we had arrangements with over 50 content providers, including American Greetings, Cinema Now, Encyclopedia Britannica, Inc., Fox Sports Interactive Media, MLB Advanced Media and MusicNet, Inc. Since that date, we have entered into an agreement with Turner Broadcasting System, Inc. to license CNN, Gametap and NASCAR content.

Sales and Marketing

Our sales and marketing efforts focus on three primary areas, which are sales, client services and marketing. Our sales team consists of direct sales personnel who call upon prospective customers. Our prospective customers are typically large and mid-sized broadband service providers. A significant amount of time and effort is devoted to researching and analyzing the requirements and objectives of each prospective customer. Each bid is specifically customized for the prospective customer, and often requires months of interaction and negotiation before an agreement is reached.

Once an agreement is reached, our client services team takes over management of the customer relationship. Our client services team manages the initial deployment and integration period, which is usually 90 days or more, when the customer’s technology platform is assessed and, if required, modifications are proposed to make it compatible with our technology platform. The client services team is responsible for the quality of the client deployment, customer relationship management, project management associated with upgrades and enhancements and financial elements of the customer relationship.

Our marketing team and our client services team collaborate to deliver marketing programs that support our customers’ sales efforts. We assist the customer in developing marketing materials, advertising and cross-channel commercials that can be accessed by subscribers through different media outlets, including television, Internet, print and radio. We also assist the customer in training its customer service representatives to introduce and sell value-added services and paid content offerings to new and existing customers. In the future, we may also participate in the development and funding of marketing programs that include sales incentives to accelerate sales of bundled products.

Government Regulation

We generally are not regulated other than under international, federal, state and local laws applicable to the Internet or e-commerce or to businesses in general. Some regulatory authorities have enacted or proposed specific laws and regulations governing the Internet and online entertainment. These laws and regulations cover issues such as taxation, pricing, content, distribution, quality and delivery of services and products, electronic contracts, intellectual property rights, user privacy and information security.

Federal laws regarding the Internet that could have an impact on our business include the following: the Digital Millennium Copyright Act of 1998, which is intended to reduce the liability of online service providers of third-party content, including content that may infringe copyrights or rights of others; the Children’s Online Privacy Protection Act, which imposes additional restrictions on the ability of online services to collect user information from minors; and the Protection of Children from Sexual Predators Act, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

Laws and regulations regarding user privacy and information security impact our business because we collect and use personal information regarding the users of our customers’ Internet portals. We use this information to deliver more relevant content and services and provide subscribers with a personalized online experience. We share this information on an aggregate basis with our customers and content providers and, subject to confidentiality agreements, to prospective customers and content providers. Laws such as the CAN-SPAM Act of 2003 or other user privacy or security laws could restrict our and our customers’ ability to market products to their subscribers, create uncertainty in Internet usage and reduce the demand for our services and products or require us to redesign our customers’ Internet portals.

Intellectual Property

We believe the protection of our intellectual property is critical to our success. We rely on copyright and trademark enforcement, contractual restrictions and trade secret laws to protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with certain parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. Our registered trademark in the United States is Synacor®.

We endeavor to protect our internally developed systems and maintain our trademarks and service marks. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

In addition to legal protections, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product support and services are essential to establishing and maintaining a technology leadership position.

Competition

The market for Internet-based services and products in which we operate is highly competitive and involves rapidly-changing technologies and customer and subscriber requirements, as well as evolving industry standards and frequent product introductions. While we believe that our services and products offer considerable value to our customers in that they help our customers extend their subscriber ownership to a wide variety of Internet-based services, we face competitors when one of our prospective or existing customers considers another supplier for elements of the services and products we provide.

Our technology platform, value-added services and paid content offerings compete primarily with broadband service providers that have internal information technology staff capable of developing similar solutions in-house, such as Comcast and Time Warner. In addition, we compete with companies such as Yahoo!, InfoSpace, Ask, Google, AOL and MSN, which are capable of delivering competing platforms for broadband service providers to develop a co-branded Internet portal with content and service offerings similar to ours. We also compete with providers of paid content over the Internet, especially companies with the capability of bundling paid content and value-added services in much the same manner that we do, such as RealNetworks Inc.

We believe the principal competitive factors in our markets include a company’s ability to:

•	reinforce the brand of the broadband service provider;

•	produce products that are flexible and easy to use;

•	offer competitive fees for portal development and operation;

•	generate additional revenues for broadband service providers;

•	extend the broadband service provider’s subscriber ownership to a wide variety of Internet-based services and products;

•	enable broadband service providers to be involved in designing the “look and feel” of their online presence;

•	offer services and products that meet the changing needs of broadband service providers and their subscribers, including emerging technologies and standards;

•	provide high-quality product support to assist the customer’s service representatives; and

•	aggregate content to deliver more compelling bundled packages of paid content.

We believe that we distinguish ourselves from potential competitors in three principal ways. First, we provide a white label solution that, unlike the co-branded approach of most of our competitors, creates an Internet experience based upon our customers’ brands. Second, we give broadband service providers control over the sign-on process and billing function for a wide range of Internet services, and content by integrating with their internal systems. Finally, our solution is flexible, and we can create websites that are specifically tailored to each customer’s desired “look and feel.”

Employees

As of June 30, 2007, we had 163 employees in the United States and two employees in the United Kingdom. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our corporate headquarters are located at 40 LaRiviere Drive, Buffalo, New York 14202. We lease approximately 31,000 square feet of office space at this address pursuant to a sublease agreement that expires in March 2016. We may, at our option, elect to terminate the sublease as of November 30, 2011 upon payment of a cancellation fee and all past-due amounts then outstanding under the lease. The sublease agreement grants us a right of first offer over approximately 63,000 additional square feet in the same building.

We also maintain administrative offices in Los Angeles, California and Herndon, Virginia.

We believe that our facilities are adequate to meet our current needs and that suitable additional or substitute space will be available as needed.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse affect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of June 30, 2007, are set forth below:

Name	Age	Position

Ron Frankel	51	President, Chief Executive Officer and Director
Eric Blachno	45	Chief Financial Officer
George Chamoun	33	Senior Vice President of Client Services
Ross Winston	35	Chief Technology Officer
Frank Codella	56	Vice President of Sales
Theodore May	52	Vice President of Content and Value-Added Services
Bobbie Herbs	54	Vice President of Marketing
Julia Culkin	33	Vice President of Human Resources
Andrew Kau	45	Director
Jordan Levy	51	Director
Jeffrey Mallett	42	Director
Mark Morrissette	36	Director
M. Scott Murphy	37	Director
Joseph Tzeng	52	Director

Ron Frankel has served as a member of our board of directors and as our President and Chief Executive Officer since April 2001. Prior to joining us, Mr. Frankel served as Chief Executive Officer of Perks.com, Inc. from 1998 to 2001. From 1994 to 1998 Mr. Frankel served as President of MGM Interactive, the interactive division of Metro-Goldwyn-Mayer Studios Inc. From 1993 to 1994, Mr. Frankel served as Senior Vice President of Marketing and Sales at Kenfil Distribution. From 1988 to 1991, Mr. Frankel served in several executive positions at Softview, Inc., lastly as Senior Vice President of Marketing and Sales. Mr. Frankel attended the University of California at Berkeley and received a J.D. from the University of Southern California Law Center.

Eric Blachno has served as our Chief Financial Officer since April 2007. From February 2006 to March 2007, Mr. Blachno was an independent consultant to emerging technology companies. From November 2004 to January 2006, Mr. Blachno served as Chief Financial Officer at Eagle Broadband, Inc. From July 2003 to June 2004, Mr. Blachno served as Chief Financial Officer at Cascade Microtech, Inc. From July 2000 to June 2003, Mr. Blachno served as Chief Financial Officer at Luminent, Inc. From 1998 to 2000, Mr. Blachno served as managing director at PMG Capital, an investment banking firm. From 1995 to 1998, Mr. Blachno served as managing director and senior communications equipment analyst at Bear, Stearns & Co. Inc. From 1986 to 1995, Mr. Blachno held various positions at International Business Machines Corporation. Mr. Blachno holds an M.B.A. in Finance from the Wharton School, University of Pennsylvania, an M.S. in Telecommunications from Pace University and a B.S. with High Honors in Computer Science from the University of Florida.

George Chamoun has served as our Senior Vice President of Client Services since our acquisition of My Personal in December 2000. Prior to that time, Mr. Chamoun was co-founder of Chek and served as its President from January 1998 until such acquisition. Mr. Chamoun holds a B.A. in Political Science from the State University of New York at Buffalo.

Ross Winston has served as our Chief Technology Officer since August 2006. Prior to that period, he served as our Vice President of Engineering from June 1999 to August 2006. From June 1996 to June 1999, Mr. Winston served as Campuswide Information Systems Coordinator for the State University of New York at Buffalo, where he managed the university’s Internet portals and related applications. Previously, Mr. Winston was an independent consultant and served as the lead developer for two software and web development companies. Mr. Winston holds B.S. and M.S. degrees in Computer Science from the State University of New York at Buffalo.

Frank Codella has served as our Vice President of Sales since February 2002. From September 2000 to November 2001, Mr. Codella served as Vice President of Sales and Business Development at Global Crossing Ltd. From July 1997 to August 2000, Mr. Codella served as President and Chief Executive Officer at Integrated Personnel & Systems Solutions, Inc. From 1996 to 1997, Mr. Codella served as a Sales Director at Lucent Technologies Inc. From 1980 to 1996, Mr. Codella held various positions, including Regional Manager in the Global Enterprise Division, at AT&T Inc. Mr. Codella is a co-founder and currently serves as a Director of MedRecovery Management LLC, a technology company that provides coordination of workers’ compensation benefits services to health insurers. Mr. Codella holds a B.S. in Economics and Political Science from the State University of New York at Brockport and an M.B.A. from the Rochester Institute of Technology. Mr. Codella also earned an Advanced Certificate from The Wharton Business School, University of Pennsylvania.

Theodore May has served as our Vice President of Content and Value-Added Services since July 2005. From July 1997 to February 2005, Mr. May held various positions, including Vice President of Broadband, at America Online Inc. From 1987 to 1996, Mr. May served as Director of Strategic Planning and Vice President of New Media at Cablevision Systems Corp. From 1986 to 1987, Mr. May served as a Vice President in the Controller’s Division at Drexel Burnham Lambert Inc. From 1984 to 1986, Mr. May served as Associate Director of Business Planning and Development at CBS Broadcasting Inc. Mr. May holds a B.F.A. from The Julliard School and an M.B.A. from New York University.

Bobbie Herbs has served as our Vice President of Marketing since June 2006. From January 2002 to April 2006, Ms. Herbs served as Vice President of Marketing, Programming and Video Product Management at RCN Corporation. From October 1998 to January 2002, Ms. Herbs served as Owner and Marketing Consultant of Sage Marketing Resources. From December 1994 to January 1998, Ms. Herbs served as Vice President of Customer Marketing and Creative Services and Director of Programming and Pay Per View at PrimeStar Inc. From 1988 to 1994, Ms. Herbs served as Director of Marketing and Broadband Services at Greater Media Cable. From 1984 to 1988, Ms. Herbs served as Regional Director of Marketing and General Manager at American Cablesystems Corporation. Ms. Herbs holds a B.S. in Biology from Lynchburg College and an M.S. in Management from Lesley College.

Julia Culkin has served as our Vice President of Human Resources since August 2006. Prior to that period, she served as our Director of Human Resources from July 2005 to July 2006 and as our Manager of Human Resources from December 2004 to July 2005. From March 2002 to November 2004, Ms. Culkin served as an independent consultant, primarily for Towers Perrin, where she worked on various human resource-related projects, focusing on executive compensation. From May 2000 to December 2001, Ms. Culkin served as a Senior Compensation Analyst at Pitney Bowes Inc. From June 1998 to May 2000, Ms. Culkin served as a consultant for Towers Perrin where she worked with Fortune 1000 companies on various human resource-related projects, including executive compensation analyses, change management practices and human resource practices competitive research. Ms. Culkin holds a B.S. in Business Administration from the State University of New York at Buffalo.

Andrew Kau has been a member of our board of directors since Chek acquired MyPersonal in December 2000. Prior to that period, Mr. Kau served as a director of MyPersonal from September 1999 until such acquisition. Mr. Kau has been a managing director at Walden International since 1994. From 1991 to 1994, Mr. Kau was President of Chemical Technologies Ventures. Mr. Kau was a management consultant at Strategic Planning Associates, LLC from 1989 to 1991 and at Booz, Allen and Hamilton Inc. from 1985 to 1987. From 1983 to 1985, Mr. Kau was a research scientist at Systems Planning Corporation. Mr. Kau holds a B.S. in Electrical Engineering from Brown University and an M.B.A. from the University of Virginia.

Jordan Levy has been a member of our board of directors since October 2001. Mr. Levy has been a partner at Softbank Capital since June 2005. In October 1999, Mr. Levy co-founded Seed Capital Partners LLC and was a managing partner there until May 2005. In July 2007, he was appointed Chairman of the Erie Canal Harbor Development Corporation. Mr. Levy currently serves on the board of directors of Lorex Technology Inc., a publicly held company. Mr. Levy holds a B.A. in Political Science from the State University of New York at Buffalo.

Jeffrey Mallett has been a member of our board of directors since September 2007. Since 2005, Mr. Mallett has served as a director and Chairman of the Board of SNOCAP Inc., a provider of digital music licensing and copyright management services. Since 2002, Mr. Mallett has been a principal Owner and Executive Committee Member of Major League Baseball’s San Francisco Giants baseball club. From 1995 to 2002, Mr. Mallett held various positions, including President and Chief Operating Officer, at Yahoo! Inc. From 1993 to 1995, Mr. Mallett served as Vice President and General Manager of the WordPerfect consumer division at Novell, Inc. Prior to that, Mr. Mallett was a member of the founding team of Reference Software International where he held various positions from 1988 to 1992, including Vice President, Sales and Marketing. From 1985 to 1987, Mr. Mallett held the position of Director, Sales and Marketing at Island Pacific Telephone Corp., a privately held telecommunications company.

Mark Morrissette has been a member of our board of directors since October 2006. Mr. Morrissette has been a Managing Director at North Atlantic Capital since July 2000. From March 1995 to December 1998, Mr. Morrissette was a senior associate at Advent International Corporation. From August 1993 to March 1995, Mr. Morrissette was an analyst at CSC Index. Mr. Morrissette holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard Business School.

M. Scott Murphy has been a member of our board of directors since September 2004. Mr. Murphy is a managing director of Advantage Capital Partners, where he has worked since April 2001. From 1998 to 1999, Mr. Murphy served as the Chief Operating Officer at iXL-New York. Prior to that period, Mr. Murphy founded Small World Software, where he worked from 1995 to 1998, when it was acquired by iXL. From 1993 to 1995, Mr. Murphy served as an associate at Bankers Trust Company N.A. Mr. Murphy holds an A.B. in Social Studies from Harvard University.

Joseph Tzeng has been a member of our board of directors since Chek acquired My Personal in December 2000. Prior to that, Mr. Tzeng served as a director of My Personal from September 1999 until such acquisition. Mr. Tzeng has been a managing director of Crystal Internet Ventures since January 1997. Mr. Tzeng has served as President of CIVF Management, Ltd. since October 1996. Mr. Tzeng holds an undergraduate degree in Computer Science and Electronics Engineering from National Chiao-Tung University, Taiwan and an M.S. in Computer Engineering and Information Sciences from Case Western Reserve University.

Board Composition

Independent Directors

Our board of directors is currently composed of seven members. Prior to the consummation of this offering, we expect to appoint at least one additional director to our board of directors, who will serve as the chairman of the audit committee and be the “audit committee financial expert” as defined in Item 407(d) of Regulation S-K. Messrs. Kau, Levy, Mallett, Morrissette, Murphy and Tzeng qualify as independent directors in accordance with the published listing requirements of The Nasdaq Global Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. See “Transactions with Related Persons, Promoters and Certain Control Persons.”

Selection Arrangements

Our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. This voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, only one class of our board of directors will be elected each year from and after the closing. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of the board, any vacancies or new directorships on the board may be filled only by vote of the directors and not by stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

We currently have a compensation committee, and prior to the consummation of this offering, we will establish an audit committee and a corporate governance and nominating committee. Our board of directors and its committees will set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. The independent members of our board of directors will also regularly hold separate executive session meetings at which only independent directors are present. Our board of directors will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors will qualify as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors will adopt a written charter. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.synacor.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The members of our audit committee have not yet been appointed. We intend to appoint at least three members that are “independent” under the rules and regulations of the SEC and the listing standards of Nasdaq. The audit committee of our board of directors will oversee our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee will be responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also will discuss the scope and results of the audit with our independent auditors, will review with our management and our independent auditors our interim and year-end operating results and, as appropriate, will initiate inquiries into aspects of our financial affairs. Our audit committee will have oversight for our code of business conduct and will be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, or matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding such matters. In addition, our audit committee will have sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. Our audit committee also will be responsible for reviewing and approving all related party transactions in accordance with our related party transactions approval policy.

Compensation Committee

The current members of our compensation committee are Messrs. Kau, Morrissette, Murphy and Tzeng, each of whom is “independent” under the rules and regulations of the SEC and the listing standards of Nasdaq. Following the consummation of this offering, the purpose of our compensation committee will be to have primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee will include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it also will determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans and will have the authority to grant equity awards and approve modifications of such awards under our equity compensation plans, subject to the terms and conditions of any equity award policy adopted by our board of directors. Our compensation committee also will review and approve various other compensation policies and matters.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee have not yet been appointed. We intend to appoint at least three members that are “independent” under the rules and regulations of the SEC and the listing standards of Nasdaq. The corporate governance and nominating committee of our board of directors will oversee the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors, and will evaluate the performance of our board of directors and individual directors. Our corporate governance and nominating committee also will be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

Code of Business Conduct

Our code of business conduct applies to all of our employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our website at www.synacor.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

Compensation decisions during the year ended December 31, 2006 pertaining to executive officer compensation were made by our board of directors.

As noted above, the compensation committee of our board of directors currently consists of Messrs. Kau, Morrissette, Murphy and Tzeng. In 2006, entities affiliated with these committee members purchased shares of our Series C preferred stock and entered into certain shareholders agreements in connection therewith, as described under “Transactions with Related Persons, Promoters and Certain Control Persons—Private Placement Financings.” See Note 8 of Notes to Consolidated Financial Statements for a description of the terms of the Series C preferred stock. None of our executive officers has ever served or will serve as a member of the board of directors or compensation committee (or committee serving a similar function) of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Limitation of Liability and Indemnification

Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also will provide that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws will provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our amended and restated bylaws also will authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our overall compensation philosophy is designed to attract executive officers with the skills, talent, judgment and dedication to help us achieve our business goals and to retain and reward those officers who continue to perform at or above our expectations and contribute to our long-term success. The various elements of compensation are linked to individual and corporate performance in achieving our financial and business goals. The executive officers discussed in this Compensation Discussion and Analysis, and included in the compensation tables below, are Messrs. Frankel, Chamoun, Rusak and Winston (referred to below as the “named executive officers”) and Mr. Blachno, our current chief financial officer.

Our compensation committee’s objectives are to align executive compensation with the achievement of long-term and short-term financial and business goals and to ensure that the compensation of each named executive officer reflects his own contribution to our company and his performance. Each compensation component is based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information we deem relevant, such as the competitive survey data described below. All decisions on compensation for our executive officers are based primarily upon assessment of each individual’s performance and potential to enhance long-term stockholder value. We rely upon judgment and not rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation. This is due to the need to tailor each executive officer’s compensation package to attract and retain that officer. Factors affecting our judgment include the executive officer’s performance compared to the strategic goals established for the individual and the company at the beginning of the year, the nature and scope of the officer’s responsibilities, and his effectiveness in leading initiatives to achieve corporate goals.

In 2006, our board of directors assessed compensation levels and approved compensation plans in light of corporate performance, individual performance and the competitive market for talent. Corporate performance was evaluated in terms of revenue growth, growth in premium subscribers and improvement in our portal’s features, as measured by customer feedback. In the future, the compensation committee intends to review relevant market data periodically and take into account any changes in our company, our industry and other factors.

Our philosophy is to maintain base salaries at or below the 50th percentile of comparable companies while providing the opportunity to be well rewarded through variable compensation and equity programs, if we achieve our short-term and long-term goals. In 2006, we used two compensation surveys, the 2006 Towers Perrin Executive Compensation Survey and the 2006 Dow Jones Compensation Pro Survey. The participants in the Dow Jones Compensation Pro Survey are venture capital-backed privately held companies in the information technology industry. The 2006 Dow Jones Compensation Pro Survey does not provide a specific participant list. The participants in the 2006 Towers Perrin Executive Compensation Survey are publicly traded companies in the technology industry, such as Electronic Data Systems Corp., Apple Inc., Invensys PLC and eFunds Corporation. For 2007, we identified Infospace Inc., Interwoven Inc., Vignette Corporation, MIVA Inc., Marchex Inc., Navisite Inc., Online Resources Corp., Chordiant Software Inc., NetRatings Inc., The Knot, Inc., NIC Inc., TheStreet.com Inc., Broadvision Inc., Vocus Inc. and LivePerson Inc. as comparable companies.

When we make our annual compensation decisions, we review individual and corporate performance. The board of directors has measured our performance against the specific goals established at the beginning of the fiscal year and determined the overall budget and targeted compensation for our executive officers. Our chief executive officer, as the manager of the executive team, assessed each other executive officer’s contributions to departmental as well as individual goals and made a recommendation to the board of directors with respect to any merit increase in salary or target bonus and any stock option replenishment grant for that executive officer. The board of directors evaluated, discussed and modified or approved those recommendations and conducted a similar evaluation of the chief executive officer’s own contributions to the corporate goals. No individual goals were established for the chief executive officer.

Role of Compensation Committee, Executive Officers and Compensation Consultant

Prior to this offering, our board of directors made the final decisions on the compensation of our executive officers, although the compensation committee frequently made recommendations to the board of directors. After this offering, the compensation committee will make the final determinations regarding executive officer compensation.

Our chief executive officer and vice president of human resources supported our board of directors in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data, and they will support the compensation committee in a similar manner in the future. As described above, the chief executive officer also made recommendations to our board with respect to the compensation of other executive officers but did not participate in the determination of his own compensation. The compensation committee has the authority under its charter to engage the services of outside advisors and experts, and it has retained Frederic W. Cook & Co., Inc., or Frederic W. Cook, as our executive compensation consultant to assist with the 2008 executive compensation review. Our board of directors did not use outside consultants for prior compensation reviews.

Principal Elements of Executive Compensation

Our executive compensation program consists of the three components discussed below. In general, the determination of the board of directors with regard to one component did not affect its determinations with regard to the other components.

Base Salaries.  We subscribe to various surveys and databases and review them when we review executive compensation and when making an important executive hiring decision. The salaries of our chief executive officer and our other named executive officers are established based on the scope of their responsibilities, taking into account competitive market compensation. We attempt to set the base salaries of our executive officers at or near the 50th percentile level when compared to the salaries of executives in similar positions and with similar responsibilities at comparable companies. We believe that salaries at this level enable us to hire and retain individuals in a competitive environment. In instances where an executive officer is particularly important to our success, our board of directors or the compensation committee may provide compensation above the 50th percentile, and the board did so in the case of Mr. Frankel, based on the compensation surveys used in 2006.

Base salaries are reviewed annually and adjusted as needed. Any salary adjustments will be based on competitive conditions, individual performance, our overall financial performance, changes in job duties and responsibilities, and our overall budget for base salary increases. Our compensation levels reflect consideration of our stockholders’ interest in paying what is necessary, but not significantly more than necessary, to achieve our corporate goals while conserving cash and equity as much as practical.

In the fall of 2006, the compensation committee and our board of directors analyzed the base salary of each named executive officer, based on the 2006 Towers Perrin Executive Compensation Survey and the 2006 Dow Jones Compensation Pro Survey. The market data indicated that the base salary amounts of Messrs. Frankel, Chamoun and Winston were below the level necessary to achieve our compensation objectives, based on companies in our geographic region and technology companies throughout the United States. We believe that this occurred because our base salaries generally were established during the first few years of our operation, when our revenue was lower. Therefore, the board increased the salaries of Messrs. Frankel, Chamoun and Winston. Mr. Rusak resigned in October 2006. The salary actually paid in 2006 to each named executive officer is reflected in the 2006 Summary Compensation Table below, and his current annual base salary is as follows:

•	Mr. Frankel: $270,000

•	Mr. Blachno: $200,000

•	Mr. Chamoun: $150,000

•	Mr. Winston: $150,000

Annual Incentive Compensation.  Cash bonuses are intended to reward individual performance during the year and can be highly variable from year to year. A target bonus is set for each executive officer and is stated in terms of a percentage of base salary for the year. The 2006 target bonus amount for Mr. Frankel was 50% of his salary at the rate in effect as of the end of the fiscal year. For each of Messrs. Chamoun and Winston, the 2006 target bonus amount was 25% of salary at the rate in effect as of the end of the fiscal year. The maximum bonus payable under our management bonus plan for each of Messrs. Frankel, Chamoun and Winston was two times their target bonus amount if such officer exceeded his target objectives or our board of directors determined, in its sole discretion, that an officer earned additional bonus amounts as a result of his individual performance. The board retained complete discretion to increase or decrease variable compensation based on a variety of factors, such as accomplishing a specific business objective not included in the goals for the year, if it had a material impact on our financial results or business operations, assuming responsibility beyond the scope of the executive officer’s position, or accomplishing goals in a way that contributed materially to exceeding the financial targets for the year or generating revenue in future years.

Under our management bonus plan, annual cash incentives for the executive officers and other key employees were designed to reward short-term performance that contributes to meeting key corporate goals. For 2006, Mr. Frankel’s target bonus was payable if our revenue exceeded $25 million in fiscal 2006. Because we exceeded this goal, the compensation committee approved paying Mr. Frankel’s bonus at the target level, with an additional $18,750 bonus above his target amount in recognition of our exceeding the revenue target for 2006 and for Mr. Frankel’s business generation that should significantly impact future revenue. Mr. Chamoun’s target bonus was payable if he achieved his goals related to client services, including increasing the revenue generated by our current clients. Our board of directors approved paying Mr. Chamoun the maximum bonus permissible under our management bonus plan, which was equal to two times his target bonus amount, in recognition of the additional responsibility he accepted in 2006, his key contribution in exceeding targeted financial results and his business generation that should significantly impact future revenue. Mr. Chamoun was also paid $25,000 after he closed a material transaction that was not in our goals for the year, and our board of directors approved this commission for Mr. Chamoun because he played an instrumental role in closing the transaction. Mr. Winston’s target bonus amount was payable if he achieved his goals related to the timely development and completion of our new products. Our board of directors approved paying Mr. Winston his target bonus amount and an additional $7,500 for his contribution in the development of new product offerings. The total amount actually paid to each named executive officer is reflected in the 2006 Summary Compensation Table below.

For 2007, our board of directors has decided to adopt a discretionary bonus program for all named executive officers. We currently find ourselves in a rapidly changing business environment, and the board concluded that a bonus program with predetermined performance objectives would be unduly rigid at this time. We believe that discretionary bonuses, when thoughtfully administered by a compensation committee of independent directors, can achieve the goals outlined above for our annual bonus program. On the basis of the peer group data described above, the board of directors determined that the target bonuses of Messrs. Frankel, Blachno, Chamoun and Winston will be as follows:

•	Mr. Frankel: 70% of base salary

•	Mr. Blachno: 25% of base salary

•	Mr. Chamoun: 50% of base salary

•	Mr. Winston: 25% of base salary

Long-Term Incentive Compensation.  Our long-term equity incentive compensation is typically awarded in the form of options to acquire shares of our common stock, because we believe that stock options offer the greatest leverage and, therefore, the greatest incentive to increase the value of our business. Our equity incentive plans were established to provide our employees, including our executive officers, with incentives to support our long-term success and growth. Authority to make equity grants to executive officers will rest with our compensation committee, although it is expected that the compensation committee will consider the recommendations of our chief executive officer for executive officers other than himself.

A significant stock option grant is typically made in the year that an executive officer commences employment. Thereafter, option grants may be made at varying times and in varying amounts at the discretion of our compensation committee or our board of directors. We do not have any program or obligation that requires us to grant equity compensation to any executive officer on specified dates. The size of each grant was generally set at a level that our board of directors deemed appropriate to create a meaningful opportunity for stock ownership while reflecting the individual’s position with us and the individual’s potential for future responsibility. Like the other components of our compensation program, our option grants generally were intended to have a value near the 50th percentile level when compared to the awards of similar companies included in the surveys mentioned above. The relative weight given to each performance element varied from individual to individual at the discretion of our board of directors, and adjustments were made as the board of directors deemed reasonable to attract highly qualified candidates in the competitive environment where we operate.

All 2006 equity awards to our employees had an exercise price equal to the fair market value of our common stock on the grant date, determined in accordance with the report of the independent valuation firm retained by our board of directors. Following this offering, we expect the exercise price of our options to be equal to the closing price of our common stock on the date of the grant.

Under our 2006 Stock Plan, assuming the employee has provided continuous service to us through each vesting date, the option will generally vest as to 25% of the shares on the anniversary date of the first day of the month following the date of hire for the initial grant to an employee and the first day of the month following the date of grant for subsequent grants, and then as to 1/48th of the shares each month thereafter. The vesting schedule is designed to provide a meaningful incentive to remain in our employ and to reflect the prevailing practice among comparable companies. An option will provide a return to the employee only if he or she remains in our employ, and then only if the market price of our common stock appreciates over the option term.

To date we have not granted additional options to employees on an annual basis, although we evaluate employee performance on an annual basis. Instead, additional options have been granted to employees we deem critical to our success and those who have made significant contributions in achieving our goals. The amount of the additional grants was determined in the discretion of the board of directors, based on the recommendation of the chief executive officer. In exercising this judgment, we considered the individual’s existing stock holdings, the degree of vesting in future years and the individual’s overall performance. In April 2007, the compensation committee recommended to the board of directors that an additional option grant be made to Mr. Frankel based, among other factors, on his exceptional performance to date, his existing stock holdings and the degree of remaining vesting in future years. An option grant covering 115,150 shares was made at the then fair market value of our common stock, based on a written report prepared by our independent valuation firm. In September 2007, Frederic W. Cook completed an executive compensation study in preparation for the 2008 annual compensation review. Its report indicated that Mr. Frankel, Mr. Chamoun and Mr. Winston were significantly below the 25th percentile for total compensation, based on a comparison with the peer group identified in 2007, as set forth in the fourth paragraph under “Compensation Philosophy and Objectives.” In addition, they are almost fully vested in their current stock holdings. In an effort to address retention concerns, our compensation committee recommended and our board of directors approved the grant of an option to purchase 70,000 shares of our common stock to Mr. Frankel, an option to purchase 50,000 shares of our common stock to Mr. Chamoun and an option to purchase 50,000 shares of our common stock to Mr. Winston.

We generally do not use restricted stock awards because we believe that options offer a more powerful incentive; however, our board of directors or the compensation committee may consider the grant of restricted shares of our common stock in appropriate circumstances. Restricted shares are subject to a risk of forfeiture that lapses in accordance with a vesting schedule determined by the compensation committee or board of directors. In April 2007, the chief executive officer recommended to our board of directors that Mr. Blachno be offered the opportunity to purchase shares of restricted stock upon hire as part of his negotiated compensation package. The chief executive officer also recommended an additional restricted stock award in lieu of a relocation package for Mr. Blachno. In the aggregate, Mr. Blachno purchased 180,000 restricted shares at the fair market value at the time of purchase.

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. The compensation committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group’s interests with those of our stockholders.

Perquisites

Our executive officers participate in the same group insurance and employee benefit plans as our other salaried employees. At this time, we do not provide special benefits or other perquisites to our executive officers.

Employment Agreements

We have entered into letter agreements with Messrs. Frankel, Chamoun, Blachno and Rusak that provide severance benefits in certain circumstances. All of Mr. Blachno’s compensation, as set forth in his offer letter, as amended, was determined based on his negotiations with us when he became our chief financial officer, except for his severance benefits. Mr. Frankel’s letter agreement provides for a cash severance payment and 12 months of vesting acceleration with respect to his equity awards in the event that he is terminated by us without cause. Each letter agreement with Messrs. Blachno and Rusak provides for a cash severance payment in the event that the officer is terminated by us without cause or permanent disability. Mr. Chamoun’s letter agreement provides for a cash severance payment in the event that he is terminated by us without cause or he resigns after our material breach of his employment agreement or there are certain adverse changes to his job following a change of control. In September 2007, Frederic W. Cook reviewed the severance benefits of our executive officers. Based on Frederic W. Cook’s report, our compensation committee recommended and our board of directors approved the following additional change of control severance benefits to our executive officers to be effective when this offering becomes effective, other than in the case of Mr. Blachno, whose benefits are currently in effect. If an officer is involuntarily terminated in connection with, or within twelve months following, a change of control, he will receive severance benefits equal to twelve months of his then base salary, twelve months of COBRA premiums and his annual target bonus amount, provided that he signs a release of claims. In addition, in the event of a change of control and certain reductions or changes with respect to the executive’s position or compensation, additional vesting acceleration applies. These protections are intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change of control of the company. Please see “Management—Employment Agreements and Offer Letters” and “Management—Potential Payments upon Termination or Change of Control” below for more details.

Financial Restatement

Our compensation committee has not adopted a policy on whether or not we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known.

Tax and Accounting Treatment of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers. There is an exemption from the $1 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our 2007 Equity Incentive Plan are intended to qualify for the exemption. See “Management—Equity Incentive Plan: 2007 Equity Incentive Plan” for more details. Grants of restricted shares or stock units under our 2007 Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. Our current cash incentive plan is not designed to qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Although tax deductions for some amounts that we pay to our named executive officers as compensation may be limited by section 162(m), that limitation does not result in the current payment of increased federal income taxes by us due to our significant net operating loss carry-forwards. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

We account for equity compensation paid to our employees under the rules of SFAS 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Executive Compensation

2006 Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by, or paid to our named executive officers for all services rendered in all capacities to us in 2006.

						Non-Equity
					Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary		Bonus	Awards (2)	Compensation (3)	Compensation		Total

Ron Frankel President and Chief Executive Officer	2006	$232,292	(1)	—	$9,373	$143,750	$—		$385,415
Robert Rusak Chief Financial Officer	2006	150,000		—	18,777	—	53,278	(4)	222,055
George Chamoun Senior Vice President of Client Services	2006	131,340	(5)	$25,000	2,797	75,000	—		234,137
Ross Winston Chief Technology Officer	2006	130,298	(6)	—	1,404	45,000	9,615	(7)	186,317

(1)	Mr. Frankel’s salary was increased to $250,000, effective as of September 16, 2006.

(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R, excluding forfeiture estimates. See Note 9 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

(3)	Reflect payments pursuant to our management bonus plan.

(4)	Reflects $50,000 in severance payments, $2,355 in COBRA premiums and $923 in accrued vacation payout. Mr. Rusak resigned effective as of October 31, 2006.

(5)	Mr. Chamoun’s salary was increased to $150,000, effective as of September 1, 2006.

(6)	Mr. Winston’s salary was increased to $150,000, effective as of September 16, 2006.

(7)	Reflects accrued vacation payout.

Pursuant to the separation agreement signed by Mr. Rusak in October 2006, his option for 115,000 shares of our common stock was amended to accelerate the vesting with respect to 2,396 shares and to extend the term of his option from 30 days until three months following his resignation date. The dollar amount recognized for these option modifications for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R was $17,717. See “Management—Potential Payments upon Termination or Change of Control” below for more details.

“Salary,” “Bonus” and “Non-Equity Incentive Plan Compensation” accounted for the following percentages of the “total compensation” of our named executive officers:

			Non-Equity
			Incentive Plan
Name	Salary	Bonus	Compensation

Ron Frankel	60%	0%	37%
Robert Rusak	68%	0%	0%
George Chamoun	56%	11%	32%
Ross Winston	70%	0%	24%

2006 Grants of Plan-Based Awards

The following table sets forth the plan-based non-equity incentive awards granted to our named executive officers during the 2006 fiscal year. No plan-based equity incentive awards were made to our named executive officers during the 2006 fiscal year.

The amounts shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” for Messrs. Frankel, Chamoun and Winston reflect each officer’s participation in our management bonus plan. For 2006, Mr. Frankel’s target bonus was payable if in fiscal 2006 our revenue exceeded $25 million. Because we exceeded this goal, the compensation committee approved paying Mr. Frankel’s bonus at the target level, with an additional $18,750 bonus above his target amount in recognition of our exceeding the revenue target for 2006 and for Mr. Frankel’s business generation that should significantly impact future revenue. Mr. Chamoun’s target bonus was payable if he achieved his goals related to client services, including increasing the revenue generated by our current clients. Mr. Chamoun was paid the maximum bonus permissible under our management bonus plan, which was equal to two times his target bonus amount, in recognition of the additional responsibility he accepted in 2006, his key contribution in exceeding targeted financial results and his business generation that should significantly impact future revenue. Mr. Chamoun was also paid $25,000 outside of our management bonus plan because he played an instrumental role in closing a material contract that was not in our goals for the year. Mr. Winston’s target bonus amount was payable if he achieved his goals related to the timely development and completion of our new products. Mr. Winston was paid his target bonus amount and an additional $7,500 for his contribution in the development of new product offerings.

	Estimated Possible Payouts Under
	Non-Equity Incentive Plan Awards
Name	Target	Maximum

Ron Frankel	125,000	250,000
Robert Rusak	—	—
George Chamoun	37,500	75,000
Ross Winston	37,500	75,000

On April 3, 2007, we granted Ron Frankel an option to purchase 115,150 shares of our common stock at an exercise price of $1.39 per share. The option may be exercised at any time with respect to 71,942 of the shares subject to the option, with the remaining 43,208 shares subject to the option becoming exercisable at any time after December 31, 2007. Twenty-five percent of the option shares will vest when Mr. Frankel completes 12 months of continuous service after April 3, 2007. An additional 1/48th of the option shares will vest when Mr. Frankel completes each additional month of service thereafter. The vesting of such shares is subject to acceleration, as described in “Management—Potential Payments upon Termination or Change of Control” below.

On April 19, 2007, Eric Blachno, our current chief financial officer, purchased a total of 180,000 restricted shares of our common stock at a purchase price of $1.39 per share. Unvested shares are subject to repurchase by us after Mr. Blachno’s service termination. Twenty-five percent of the shares will vest when Mr. Blachno completes 12 months of continuous service after April 16, 2007, and an additional 1/48th of the shares will vest when he completes each month of continuous service thereafter. The vesting of such shares is subject to acceleration, as described in “Management—Potential Payments upon Termination or Change of Control” below.

On September 14, 2007, our board of directors approved the grant of an option to purchase 70,000 shares of our common stock to Mr. Frankel, an option to purchase 50,000 shares of our common stock to Mr. Chamoun and an option to purchase 50,000 shares of our common stock to Mr. Winston at an exercise price of $7.40 per share. Twenty-five percent of the option shares will vest when each officer completes 12 months of continuous service after October 1, 2007. An additional 1/48th of the option shares will vest when each officer completes each additional month of service thereafter. The vesting of such shares is subject to acceleration, as described in “Management—Potential Payments upon Termination or Change of Control” below.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2006. The number of option shares and the option exercise prices that appear below reflect all adjustments as a result of the Company’s capitalization adjustments. As of December 31, 2006, our named executive officers did not hold any exercised shares.

The options granted to our named executive officers are exercisable in accordance with each of the respective stock option grant notices, as described below in the footnotes. Where no footnote is provided, all of the granted options have fully vested and are immediately exercisable. For a description of the acceleration of vesting provisions applicable to the unvested options held by our executive officers, please see “Management—Potential Payments upon Termination or Change of Control” below.

	Number of Securities
	Underlying
	Unexercised		Option	Option
	Options (#)		Exercise	Expiration
Name	Vested	Unvested	Price	Date

Ron Frankel	2,834	—	$150.00	3/31/2011
Ron Frankel	2,684	—	150.00	1/31/2011
Ron Frankel (1)	771,470	—	0.06	3/12/2013
Ron Frankel (2)	135,005	105,004	0.30	11/17/2014
Robert Rusak (3)	40,730	74,270	0.30	8/1/2015
George Chamoun (4)	231,442	—	0.06	3/12/2013
George Chamoun (5)	40,501	31,502	0.30	11/17/2014
Ross Winston	100	—	1,351.36	12/1/2009
Ross Winston	60	—	1,450.00	8/15/2010
Ross Winston	40	—	1,450.00	8/15/2010
Ross Winston	100	—	150.00	7/18/2011
Ross Winston	115,720	—	0.06	3/12/2013
Ross Winston (6)	20,250	15,751	0.30	11/17/2014

(1)	Mr. Frankel exercised options representing 150,000 of these shares on April 19, 2007.

(2)	All of the 240,009 option shares are immediately exercisable, subject to our right of repurchase with respect to unvested shares. Our right of repurchase of unvested option shares lapses with respect to 2.083% of the total number of option shares at the conclusion of each month of continuous service provided by Mr. Frankel.

(3)	As of October 31 2006, Mr. Rusak’s last date of employment with us, 38,334 option shares were vested. Pursuant to the terms of his separation agreement dated October 24, 2006, the vesting of 2,396 additional option shares was accelerated when Mr. Rusak signed this agreement, which contained a release of claims. On January 26, 2007, Mr. Rusak exercised all of the vested 40,730 option shares. The remaining 74,270 unvested option shares were forfeited by him upon his resignation date.

(4)	Mr. Chamoun exercised options representing 40,000 of these shares on June 1, 2007.

(5)	All of the 72,003 option shares are immediately exercisable, subject to our right of repurchase with respect to unvested shares. Our right of repurchase of unvested option shares lapses with respect to 2.083% of the total number of option shares at the conclusion of each month of continuous service provided by Mr. Chamoun.

(6)	All of the 36,001 option shares are immediately exercisable, subject to our right of repurchase with respect to unvested shares. Our right of repurchase of unvested option shares lapses with respect to 2.083% of the total number of option shares at the conclusion of each month of continuous service provided by Mr. Winston.

2006 Option Exercises and Stock Vested

Our named executive officers did not exercise any of their options during fiscal year 2006 and did not hold any shares of restricted stock as of the end of 2006.

Employment Agreements and Offer Letters

Ron Frankel.  We entered into a letter agreement with Mr. Frankel in July 2007, which ratified the severance benefit and vesting acceleration that were initially offered to Mr. Frankel when he commenced employment with us in 2001. See “Management—Potential Payments upon Termination or Change of Control” for a description of that benefit and acceleration.

George Chamoun.  We entered into an employment agreement with Mr. Chamoun in December 2000, which set forth his base salary of $125,000 per year and his eligibility for a bonus at the discretion of the compensation committee of our board of directors. In September 2006, we entered into a letter agreement with Mr. Chamoun that increased his base salary rate by 20% to $150,000 per year, effective as of September 1, 2006. In September 2007, we entered into a letter agreement with Mr. Chamoun that increased his annual target bonus amount to

50% of his base salary. See “Management—Potential Payments upon Termination or Change of Control” for a description of Mr. Chamoun’s severance benefits.

Ross Winston.  We entered into a letter agreement with Mr. Winston in September 2006 pursuant to which his base salary was increased by 20% to $150,000 per year, effective as of September 16, 2006.

Eric Blachno.  We entered into an offer letter with Mr. Blachno, our current chief financial officer, in April 2007. Pursuant to this offer letter, Mr. Blachno receives a base salary of $200,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time. Mr. Blachno is also eligible to receive an incentive bonus for each of our fiscal years, with a target bonus amount equal to 25% of his base salary, based on objective or subjective criteria established by our chief executive officer and approved by our board of directors. Mr. Blachno’s bonus will be prorated for 2007, the fiscal year in which his employment began, and he must be employed by us at the time of payment to receive any bonus. Additionally, Mr. Blachno was granted the right to, and did, purchase 140,000 restricted shares of our common stock and, in lieu of relocation reimbursement, an additional 40,000 restricted shares of our common stock, as described under “Management—2006 Grants of Plan-Based Awards” above. See “Management—Potential Payments upon Termination or Change of Control” below for a description of Mr. Blachno’s severance benefits and vesting acceleration.

Robert Rusak.  We entered into an offer letter with Mr. Rusak, our former chief financial officer, in June 2005, which set forth his initial base salary of $180,000 per year and an annual target bonus equal to 35% of such base salary. The bonus for any fiscal year was payable only if Mr. Rusak was employed by the Company at the time of such payment. If, after one year of continuous employment or subsequent to any change of control, we terminated his employment for any reason other than cause or permanent disability, we agreed to continue to pay Mr. Rusak’s base salary at the rate then in effect for six months. Mr. Rusak was also granted an option to purchase 115,000 shares of our common stock, with a 4-year vesting schedule in which 25% of the option shares vested upon the completion of 12 months of continuous service and 1/48th of the option shares vested upon the completion of each month of continuous service thereafter. This option was subject to acceleration under certain conditions in the event of a change of control; however, because Mr. Rusak resigned before we were subject to a change of control, no such vesting acceleration was triggered.

Potential Payments upon Termination or Change of Control

Ron Frankel.  According to the letter agreement we entered into with Mr. Frankel in July 2007, if we terminate Mr. Frankel’s employment without cause, he will receive a lump-sum severance payment equal to 12 months of his then-current base salary. “Cause” is defined as:

•	Mr. Frankel’s intentional failure to substantially perform the duties assigned to him by our board of directors, following at least 30 days’ written notice of such failure;

•	Mr. Frankel’s commission of any act of fraud, embezzlement, felony, or other willful misconduct that causes material injury to us;

•	Mr. Frankel’s intentional unauthorized use or disclosure of any of our proprietary information or trade secrets or any other party’s proprietary information or trade secrets to whom Mr. Frankel owes an obligation of nondisclosure as a result of his relationship with us, which unauthorized use of disclosure causes material harm to us; or

•	Mr. Frankel’s willful breach of his obligations under any written covenant or agreement with us, which breach is not cured within 30 days following written notice thereof and which causes material harm to us.

In the case of Mr. Frankel’s currently unvested options for 105,004 shares of our common stock granted on November 18, 2004, 100% of such unvested options will vest upon a change of control if the acquirer or successor entity does not assume such options in full, if Mr. Frankel’s compensation is reduced below his rate of compensation as of immediately prior to the change of control, if his place of employment is relocated more than 35 miles from its location immediately prior to the change of control or if his duties and responsibilities are reduced as a result of or following such change of control. If Mr. Frankel is terminated without cause at any time, he will receive an additional 12 months of accelerated vesting.

In the case of Mr. Frankel’s option for 115,150 shares of our common stock granted to Mr. Frankel on April 3, 2007 and his option for 70,000 shares of our common stock granted to him on September 14, 2007, if he is terminated without cause at any time, he will receive an additional 12 months of accelerated vesting. In the event of a change of control, 100% of his unvested options will vest if the acquirer or successor entity does not assume such options in full, if Mr. Frankel’s compensation is reduced below his rate of compensation as of immediately prior to the change of control, if his place of employment is relocated more than 35 miles from its location immediately prior to the change of control or if his duties and responsibilities are reduced as a result of or following such change of control, including our termination of Mr. Frankel.

George Chamoun.  Pursuant to the employment agreement with Mr. Chamoun entered into in December 2000, if Mr. Chamoun’s employment is terminated without cause by us, Mr. Chamoun terminates his employment as a result of our material breach of his employment agreement 45 days after we receive written notice of such breach or, following a change of control, Mr. Chamoun’s employment is either terminated by him because he is not offered a position with the same responsibilities or he is relocated or is terminated by us in contemplation of the change of control, we will continue to pay Mr. Chamoun’s base salary at the rate then in effect for six months. “Cause” is defined as dishonesty, commission of a felony, willful violation of his fiduciary duties or a material violation of the terms of his employment agreement that remains uncured 45 days after written notice of such violation.

Eric Blachno.  Pursuant to the offer letter signed in April 2007, as amended in September 2007, if we terminate Mr. Blachno’s employment for any reason other than cause after this offering, he will be entitled to receive continued payments of his base salary at the rate then in effect for twelve months following the termination of his employment and a monthly amount equal to 1/12 of his annual target bonus amount then in effect for twelve months and payment of his COBRA premiums for twelve months. If we terminate Mr. Blachno’s employment for any reason other than cause before this offering, he will be entitled to receive continued payments of his base salary at the rate then in effect for 6 months following the termination of his employment. “Cause” is defined as unauthorized use or disclosure of our confidential information or trade secrets by Mr. Blachno that causes material harm to us; material breach of any agreement between Mr. Blachno and us; material failure by Mr. Blachno to comply with our written policies or rules; Mr. Blachno’s conviction of, or plea of guilty or no contest to, a felony under the laws of the United States or of any state; gross negligence or willful misconduct; continuing failure by Mr. Blachno to perform his assigned duties after receiving written notification of such failure from our board of directors; or Mr. Blachno’s failure to cooperate in good faith with a governmental or internal investigation of us or of our directors, officers or employees, if we request such cooperation.

In the case of Mr. Blachno’s 180,000 restricted shares, if Mr. Blachno is subject to an involuntary termination in connection with, or within 12 months following, a change of control, all of the shares will become fully vested immediately prior to the effective date of the termination of Mr. Blachno’s service. Additionally, if we terminate Mr. Blachno’s service for any reason other than cause or permanent disability, all of the 40,000 shares granted in lieu of relocation reimbursement will become fully vested immediately prior to the effective date of the termination of Mr. Blachno’s service. “Involuntary termination” is defined as termination without cause or voluntary resignation within 30 days following a material reduction in job responsibilities; relocation of the participant’s work site to a new facility or location more than 50 miles from the previous work site; or a reduction in base salary by at least 10%, except for an across-the-board reduction in salary of all other employees in similar positions by the same percentage amount. For this purpose, “cause” is defined as a willful failure to perform assigned duties and responsibilities or a deliberate violation of one of our policies; commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; unauthorized use or disclosure of any of our proprietary information or trade secrets; or willful breach of any obligations under any written agreement or covenant with us.

Change of Control Severance Benefits. In September 2007, our board of directors approved change of control severance benefits for our chief executive officer and his direct reports, which includes our other executive officers, that will become effective when this offering is consummated, except that they are currently in effect for Mr. Blachno. If an executive is subject to an “involuntary termination” in connection with or within twelve months following a change of control, he or she will receive severance benefits equal to twelve months of his or her then base salary, his or her then annual target bonus amount plus twelve months of COBRA premiums and twelve months of vesting acceleration with respect to any of our equity granted to the executive, provided that he or she signs a release of claims. The cash severance payments will be made over a twelve-month period according to our standard payroll schedule. If an executive has an existing agreement that already provides for severance benefits, such executive will receive the severance benefits under either such existing agreement or these change of control severance benefits, whichever provides the greatest benefits, but not both. Involuntary termination and cause have substantially the same definitions as provided in the previous paragraph except that we have a notice and cure period before an executive can resign and receive severance benefits.

Robert Rusak.  We entered into a separation agreement with Mr. Rusak in October 2006, pursuant to which he resigned, effective as of October 31, 2006. On the effective date of his resignation, Mr. Rusak received an amount representing all of his salary earned through the resignation date plus all of his accrued but unused vacation time. In consideration for his execution of this separation agreement, which contained a release of claims, we paid or provided to him the following severance benefits:

•	base salary continuation equal to $30,000;

•	cost of his COBRA premiums in the amount of $2,355;

•	an additional severance amount of $20,000;

•	accelerated vesting of 2,396 option shares; and

•	extension of the term of Mr. Rusak’s option from 30 days until three months following his resignation date.

Chamoun and Winston Options.  The options granted to Messrs. Chamoun and Winston in September 2007 have the following vesting acceleration. If, in connection with, or within 12 months following, a change of control in which the acquiring or succeeding entity assumes the option or makes a substitution for it, the optionee is subject to an involuntary termination, he will receive an additional 12 months of accelerated vesting. Involuntary termination and cause have the same definitions as used for Mr. Blachno’s restricted shares, as described above.

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our named executive officers’ employment or certain change of control events, as described above, as if each officer’s employment terminated or other vesting acceleration event occurred on December 31, 2006. However, Mr. Rusak’s payments and benefits set forth in the table below are equal to the amounts paid to him as a result of his resignation, effective as of October 31, 2006, and execution of a separation agreement containing a release of claims.

						Frankel Non-
						Assumption
						of Option or
					Chamoun	Certain
			Termination		Terminations	Reductions
		Voluntary	without Cause		that Trigger	After Change
Name	Benefit	Resignation	at any time		Severance (2)	of Control (3)

Ron Frankel	Severance	$—	$270,000	(1)	$—	$—
	Option Acceleration	—			—
	Vacation Payout	28,846	28,846		—	—

	Total Value	$28,846				—
Robert Rusak	Severance	$50,000	$—		$—	$—
	Option Acceleration	2,612	—		—	—
	COBRA Premiums	2,355	—		—	—
	Vacation Payout	923	—		—	—

	Total Value	$55,890	—		—	—
George Chamoun	Severance	$—	$75,000		$75,000	$—
	Vacation Payout	15,000	15,000		15,000	—

	Total Value	$15,000	$90,000		$90,000	$—
Ross Winston	Vacation Payout	9,807	9,807		—	—

(1)	Mr. Frankel’s severance amount was calculated, based on his base salary rate in effect on January 1, 2007.

(2)	If (a) Mr. Chamoun terminates his employment as a result of our material breach of his employment agreement 45 days after we received written notice of such breach or (b) following a change of control, Mr. Chamoun’s employment is terminated by him because he is not offered a position with the same responsibilities or he is relocated or his employment is terminated by us in contemplation of the change of control, we will continue to pay Mr. Chamoun’s base salary at the rate then in effect for six months.

(3)	In the event of a change of control, 100% of Mr. Frankel’s unvested options will vest if the acquirer or successor entity does not assume such options in full, if his compensation is reduced below his rate of compensation as of immediately prior to the change of control, if his place of employment is relocated more than 35 miles from its location immediately prior to the change of control or if his duties and responsibilities are reduced as a result of or following such change of control.

For purposes of valuing the vacation payments in the table above, we used each executive’s base salary in effect at the end of 2006 (except that for Mr. Frankel, we used his base salary effective as of January 1, 2007) and the number of accrued but unused vacation days at the end of 2006. However, with respect to Mr. Rusak, we used the number of accrued but unused vacation days as of his last date of employment of October 31, 2006.

The value of option acceleration shown in the table above was calculated based on the assumption that the vesting acceleration event occurred on December 31, 2006. For purposes of the valuing the option acceleration, we also assumed that the fair market value of our common stock on December 31, 2006 was $      , which represents the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 31, 2006 and the exercise price of the option. However, for Mr. Rusak, the value of the option acceleration was calculated by multiplying the 2,396 unvested shares whose vesting was accelerated by the difference between the fair market value of our common stock on his last date of employment, which was $1.39 per share, and his exercise price of $0.30 per share.

2006 Director Compensation

Our directors who are not executive officers did not receive any cash compensation, options to purchase shares of our common stock or any other equity award during fiscal year 2006. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Of our current non-executive directors, only Mr. Levy has been granted equity awards as of June 30, 2007. Mr. Levy is the only director who is neither an employee of the company nor affiliated with our venture fund investors, and the options were granted to retain his services as a director. With respect to his outstanding options to purchase shares of our common stock, the following table sets forth the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 in accordance with SFAS 123R.

Name	Option Awards (1)

Joseph Tzeng	—
Andrew Kau	—
Jordan Levy	$943
M. Scott Murphy	—
Mark Morrissette	—

(1)	The amount in this column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R, excluding forfeiture estimates. See Note 9 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

We have adopted a policy stating that after this offering, at each of our annual stockholders’ meetings, each of our non-employee directors who continues as a board member will receive an option to purchase 10,000 shares of our common stock that will vest in three approximately equal annual installments. If we experience a change of control during a board member’s service, he or she will become fully vested in these options.

Following this offering, our board members will receive the following annual cash retainers for their service as board members and members of special committees:

•	Board member: $25,000

•	Non-employee chairman of the board: $25,000

•	Audit committee member: $7,500

•	Audit committee chairman: $15,000

•	Compensation committee member: $5,000

•	Compensation committee chairman: $10,000

•	Nominating and corporate governance committee member: $2,500

•	Nominating and corporate governance committee chairman: $5,000.

On September 14, 2007, our board of directors approved the grant of an option to purchase 20,000 shares of our common stock to Mr. Levy at an exercise price of $7.40 per share that will vest in three approximately equal annual installments. If we experience a change of control during Mr. Levy’s board service, he will become fully vested in this option.

Equity Benefit Plans

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in September 2007, and we will obtain stockholder approval of the plan prior to completion of this offering. This plan will become effective on the effective date of the registration statement of which this prospectus is a part. The purpose of our 2007 Equity Incentive Plan is to promote our long-term success and create stockholder value by promoting the attraction and retention of employees, outside directors and consultants with exceptional qualifications and encouraging them to focus on long-range objectives. Our 2007 Equity Incentive Plan will replace the 2006 Stock Plan. No further grants will be made under our 2006 Stock Plan after this offering. However, the options outstanding after this offering under the 2006 Stock Plan will continue to be governed by their existing terms.

Share Reserve.  We have reserved 1,500,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on January 1 of each fiscal year, starting with fiscal 2009, by a number equal to the smallest of:

•	4.0% of the shares of common stock outstanding at that time;

•	1,000,000 shares of our common stock; or

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2007 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. All share numbers described in this summary of the 2007 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in common stock or a combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise) into a lesser number of shares of common stock.

Administration.  The compensation committee of our board of directors will administer the 2007 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility.  Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2007 Equity Incentive Plan.

Types of Award.  Our 2007 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us; or

•	a promissory note, if permitted by applicable law.

All forms of payment other than cash require the consent of the compensation committee. A participant who exercises a stock appreciation right receives the increase in value of our common stock over the exercise price. The exercise price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both. Options and stock appreciation rights vest at the time or times determined by the compensation committee. Options and stock appreciation rights also expire at the time determined by the compensation committee. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2007 Equity Incentive Plan covering more than 500,000 shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to 1,000,000 shares in the fiscal year in which his or her employment starts.

Restricted Shares and Stock Units.  Restricted shares and stock units may be awarded under the 2007 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of certain performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 250,000 shares or stock units in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 500,000 shares or stock units in the fiscal year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change of Control.  The compensation committee may determine, at the time of grant or thereafter, that options or stock appreciation rights granted under the 2007 Equity Incentive Plan will become exercisable, as to all or part of the common stock subject to such options or stock appreciation rights, on an accelerated basis if a change of control of Synacor occurs or if the participant is subject to an involuntary termination after the change of control. The compensation committee may determine, at the time of grant or thereafter, that restricted shares or stock units granted under the 2007 Equity Incentive Plan will become vested on an accelerated basis if a change of control of Synacor occurs or if the participant is subject to an involuntary termination after the change of control. However, in the case of an incentive stock option, acceleration of exercisability may not occur without the written consent of the option holder. Awards may also be subject to accelerated vesting or exercisability in the event of a reorganization, as described below.

A change of control includes:

•	a merger or consolidation after which our own stockholders own less than 50% of the surviving corporation or its parent;

•	a sale, transfer or other disposition of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Synacor (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of our parent or of a subsidiary of ours).

Reorganizations.  If we experience a merger or consolidation, awards granted under the 2007 Equity Incentive Plan will be subject to the merger or consolidation agreement, which may provide that the awards are continued, assumed, substituted with awards that have substantially the same terms, become fully exercisable with respect to options and stock appreciation rights and fully vested with respect to shares underlying such options and stock appreciation rights; or cancellation of outstanding options, stock appreciation rights and stock units in exchange for a cash payment (which payment may be deferred until the options, stock appreciation rights or stock units would have become exercisable or common shares underlying them would have become vested).

Amendments or Termination.  Our board of directors may amend or terminate the 2007 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law, regulation or rule. The 2007 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2007 Employee Stock Purchase Plan

Our board of directors adopted the 2007 Employee Stock Purchase Plan in September 2007, and we will obtain stockholder approval of the plan prior to completion of this offering. Our 2007 Employee Stock Purchase Plan will become effective on the effective date of the registration statement of which this prospectus is a part. The plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code.

Share Reserve.  We have reserved 250,000 shares of our common stock for issuance under the 2007 Employee Stock Purchase Plan. All share numbers described in this summary of the 2007 Employee Stock Purchase Plan are automatically adjusted in the event of any increase or decrease in the number of outstanding shares of stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without our receipt or payment of consideration, the distribution of the shares of one of our subsidiaries to our stockholders, or a similar event.

Administration.  The compensation committee of our board of directors will administer the 2007 Employee Stock Purchase Plan. The committee has the complete discretion to make all decisions relating to the plan.

Eligibility.  All of our employees are eligible to participate in the 2007 Employee Stock Purchase Plan after completing one month of service, if we customarily employ them for more than 20 hours per week and for more than five months per year. However, all 5% stockholders are excluded. Eligible employees may begin participating at the start of any offering period.

Offering Periods.  The first offering period under the 2007 Employee Stock Purchase Plan starts on the effective date of the registration statement related to this offering and ends on April 30, 2008. Each subsequent offering period consists of six consecutive months.

Amount of Contributions.  The 2007 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of his or her total cash compensation and pre-tax contribution made by the employee under Section 401(k) or 125 of the Code. Participants may reduce, but not increase, their contribution rate during an offering period. Participants may also withdraw their contributions at any time before stock is purchased. Lump sum contributions are not permitted.

Purchases of Shares.  Purchases of our common stock under the 2007 Employee Stock Purchase Plan will occur on April 30 and October 31 of each year. Each participant may purchase as many shares as his or her contributions permit, but not more than 1,000 shares per six-month offering period. The value of the shares purchased in any calendar year may not exceed $25,000, with a limited carry-over of unused amounts.

Purchase Price.  The price of each share of common stock purchased under the 2007 Employee Stock Purchase Plan will be equal to the lower of 85% of:

•	the fair market value per share of our common stock on the last trading day before the start of the applicable six-month offering period (or, in the case of the first offering period, the price at which shares are offered to the public in this offering); or

•	the fair market value per share of common stock on the last trading day in the applicable offering period, which is the purchase date.

Other Provisions.  Shares purchased under this plan must be held for at least 6 months before they are sold. Employees may end their participation in the 2007 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of our company occurs, the plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the surviving corporation continues the plan. Our board of directors may amend or terminate the plan at any time, and the plan terminates automatically 20 years after its adoption unless the extension of the plan is approved by our board of directors and stockholders. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders. Other amendments require stockholder approval only to the extent required by law.

2006 Stock Plan

Our 2006 Stock Plan was adopted by our board of directors on December 5, 2006, and our stockholders approved it on April 4, 2007. The most recent amendment to the 2006 Stock Plan was adopted by our board of directors on September 14, 2007 and we will obtain stockholder approval of such amendment. Our 2006 Stock Plan replaced our 2000 Stock Plan. No further awards will be made under our 2006 Stock Plan after this offering. The awards outstanding after this offering under the 2006 Stock Plan will continue to be governed by their existing terms.

Share Reserve.  We have reserved 1,271,197 shares of our common stock for issuance under the 2006 Stock Plan, all of which may be issued as incentive stock options. In general, if options or shares awarded under the 2006 Stock Plan are reacquired or repurchased by us or otherwise forfeited by a 2006 Stock Plan participant, then those shares or option shares will again become available for awards under the 2006 Stock Plan.

Administration.  Our board of directors administered the 2006 Stock Plan before this offering, and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors had, and after this offering, our compensation committee will have, complete discretion to make all decisions relating to our 2006 Stock Plan.

Eligibility.  Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2006 Stock Plan.

Types of Award.  Our 2006 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct award or sale of shares of our common stock, including restricted shares (subject to a right of repurchase by us upon the participant’s termination with respect to unvested shares).

Options and restricted shares vest at the times determined by our board of directors. Both options and restricted shares generally vest over a four-year period following the date of grant. In most cases, our options are immediately exercisable, subject to our right to repurchase unvested shares. Options expire not more than 10 years after they are granted but generally expire earlier if the participant’s service terminates earlier.

Payment.  The exercise price for options granted under the 2006 Stock Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Participants may pay the exercise price of options, or the purchase price of shares, by using:

•	cash or cash equivalents;

•	a full-recourse promissory note, against which the purchased shares are pledged as security for payment of the principal amount of, and interest on, the note;

•	shares of common stock that the optionee already owns; or

•	an immediate sale of the option shares through a broker designated by us.

Shares may also be awarded under the 2006 Stock Plan in consideration of services rendered to us prior to the grant date of a stock award. To date, no participant under the 2006 Stock Plan has been permitted to pay the purchase price or exercise price with a promissory note.

Change of Control.  If a participant is subject to an involuntary termination in connection with or within 12 months following a change of control, then the participant’s option or share award will receive an additional 12 months of vesting acceleration.

A change of control includes:

•	a merger or consolidation of the company with or into another corporation, after which our stockholders who owned more than 50% of our capital stock immediately before the transaction will own 50% or less of the total voting power of the surviving corporation or entity; or

•	a sale of all or substantially all of our assets.

“Involuntary termination” is defined in the 2006 Stock Plan as termination without cause or voluntary resignation within 30 days following a material reduction in job responsibilities; relocation of the participant’s work site to a new facility or location more than 50 miles from the previous work site; or a reduction in base salary by at least 10%, except for an across-the-board reduction in salary of all other employees in similar positions by the same percentage amount.

“Cause” is defined in the 2006 Stock Plan as a willful failure to perform assigned duties and responsibilities or a deliberate violation of one of our policies; commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; unauthorized use or disclosure of any of our proprietary information or trade secrets; or willful breach of any obligations under any written agreement or covenant with us.

Amendments or Termination.  Our board of directors may amend or terminate the 2006 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless the amendment increases the number of shares available for issuance, materially changes the class of persons eligible to receive incentive stock options or is otherwise required by applicable law. The 2006 Stock Plan will continue in effect for 10 years from the later of its adoption date or the date of approval of the latest share increase, unless our board of directors decides to terminate the plan earlier.

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors and approved by our stockholders on December 5, 2000. The most recent amendment to the 2000 Stock Plan was adopted by our board of directors on September 14, 2007 and reduced the number of shares reserved for issuance under the plan. The most recent amendment that required stockholder approval was approved by our stockholders on October 19, 2006. No further awards will be made under our 2000 Stock Plan. The awards outstanding after this offering under the 2000 Stock Plan will continue to be governed by their existing terms.

Share Reserve.  Pursuant to the 2000 Stock Plan and subsequent amendments, we have reserved 2,353,988 shares of our common stock for issuance under the 2000 Stock Plan, all of which may be issued as incentive stock options.

Administration.  Our board of directors administers the 2000 Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and after this offering, our compensation committee has complete discretion to make all decisions relating to our 2000 Stock Plan.

Eligibility.  Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2000 Stock Plan.

Types of Award.  Our 2000 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	restricted shares.

Options and restricted shares vest at the times determined by the board of directors. Both options and restricted shares generally vest over a four-year period following the date of grant.

In most cases, our options are exercisable for all of the shares subject to such options at any time six months after the date of grant, subject to our right to repurchase unvested shares. Options expire not more than 10 years after they are granted but generally expire earlier if the participant’s service terminates earlier. The compensation committee of our board of directors or our board of directors may at any time offer to buy out for payment in cash or shares of our common stock an option previously granted under the 2000 Stock Plan.

Payment.  The exercise price for incentive stock options granted under the 2000 Stock Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price for nonstatutory stock options granted under the 2000 Stock Plan may not be less than 85% of the fair market value of our common stock on the option grant date. The purchase price for restricted shares may not be less than 85% of the fair market value of our common stock on the date of the award.

Participants may pay the exercise price of options or stock purchase rights by using:

•	cash or check;

•	promissory note;

•	cancellation of indebtedness;

•	shares of common stock that the optionee already owns (provided such shares have been owned for more than 6 months on the date of surrender); or

•	an immediate sale of the option shares through a broker designated by us.

Change of Control.  If a participant is subject to an involuntary termination in connection with or within 24 months following a change of control that occurs after our stock is listed on a national securities exchange, then the participant’s option or share award will receive an additional 24 months of vesting acceleration. Such accelerated vesting may be limited if it constitutes a parachute payment within the meaning of Section 280G of the Internal Revenue

Code of 1986, as amended, or the Code, and would be subject to the excise tax under Code Section 4999.

A change of control includes:

•	a merger or consolidation of the company with or into another corporation, other than a merger or consolidation in which the holders of more than 50% of our capital stock immediately before the transaction continue to hold more than 50% of the total voting power of the surviving corporation or entity after such transaction; or

•	a sale of all or substantially all of our assets.

“Involuntary termination” is defined in the 2000 Stock Plan as termination without cause or voluntary resignation within 30 days following a material reduction in job responsibilities; relocation of the participant’s work site to a new facility or location more than 50 miles from the previous work site; or a reduction in base salary by at least 10%, except for an across-the-board reduction in salary of all other employees in similar positions by the same percentage amount.

“Cause” is defined in the 2000 Stock Plan as a willful failure to perform assigned duties and responsibilities or a deliberate violation of one of our policies; commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; unauthorized use or disclosure of any of our proprietary information or trade secrets; or willful breach of any obligations under any written agreement or covenant with us.

Amendments or Termination.  Our board of directors may amend or terminate the 2000 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2000 Stock Plan will continue in effect for 10 years from its adoption date by the board of directors, unless our board of directors decides to terminate the plan earlier.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND
CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2004 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Private Placement Financings

In connection with a series of private placement financings, we entered into various agreements with respect to our stock. The following is a summary of material provisions of these agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the respective agreements, a copy of each of which is filed as an exhibit hereto. Each of the following agreements resulted from negotiations between our management and our significant stockholders. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Series B and Series C Preferred Stock Financings

In October 2004 through January 2005, we sold an aggregate of 2,737,500 shares of our Series B convertible preferred stock at a price of $2.00 per share to various investors, including an entity affiliated with Advantage Capital Partners, Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), entities affiliated with each of Crystal Ventures and Walden International, an entity affiliated with Mr. Jordan Levy and various other entities and individuals. Each of the investors in this financing are parties to the third amended and restated investors’ rights agreement, or the investors’ rights agreement, the third amended and restated stock restriction, first refusal and co-sale agreement and the third amended and restated voting agreement, each of which are described below. See “Principal Stockholders” for more details regarding the shares held by these entities.

In October 2006 through November 2006, we sold an aggregate of 2,740,407 shares of our Series C convertible preferred stock at a price of $6.34 per share to various investors, including Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), entities affiliated with each of Advantage Capital Partners, Crystal Ventures, Walden International and North Atlantic Capital, an entity affiliated with Mr. Jordan Levy and various other entities and individuals. Each of the investors in this financing are parties to the investors’ rights agreement, the third amended and restated stock restriction, first refusal and co-sale agreement and the third amended and restated voting agreement, each of which are described below. See “Principal Stockholders” for more details regarding the shares held by these entities.

The following table summarizes the shares of preferred stock purchased by our directors, executive officers and holders of more than 5% of our outstanding common stock since

January 1, 2004 in connection with the financings described above. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series B	Shares of Series C
Name	Preferred Stock	Preferred Stock

Entities affiliated with Advantage Capital Partners (1)	662,500	630,915
Intel Capital (Cayman) Corporation	337,500	199,238
Entities affiliated with Crystal Ventures (2)	562,500	157,729
Entities affiliated with Walden International (3)	812,500	315,458
JoRon Management LLC (4)	25,000	8,360
Entities affiliated with North Atlantic Capital (5)	—	946,373

(1)	Represents 662,500 shares of Series B preferred stock and 315,457 shares of Series C preferred stock purchased by Advantage Capital New York Partners I, L.P. (“Advantage I”) and 315,458 shares of Series C preferred stock purchased by Advantage Capital New York Partners II, L.P. (“Advantage II”). The sole general partner of Advantage I is Advantage Capital New York GP-I, LLC (“Advantage GP I”), and the sole general partner of Advantage II is Advantage Capital New York GP-II, LLC (“Advantage GP II”). Advantage GP I and Advantage GP II, in their respective capacities as general partner of Advantage I and Advantage II, exercise investment discretion and control of the shares beneficially owned by Advantage I and Advantage II. Steven T. Stull holds a majority of the ownership interests, including voting interests, of Advantage GP I and Advantage GP II and, therefore, may be deemed to have voting and investment power with respect to the shares held of record by Advantage I and Advantage II. Mr. Stull disclaims beneficial ownership of the shares held of record by Advantage I and Advantage II except to the extent of his pecuniary interest therein. M. Scott Murphy is a manager of each of Advantage GP I and Advantage GP II, but in such capacity does not exercise voting and investment power with respect to the shares held of record by Advantage I and Advantage II. Mr. Murphy disclaims beneficial ownership of such shares.

(2)	Represents 38,878 shares of Series B preferred stock and 10,902 shares of Series C preferred stock purchased by Crystal Internet Venture Fund II (BVI), Crystal Vision, L.P. (“CVLP”) and 523,622 shares of Series B preferred stock and 146,827 shares of Series C preferred stock purchased by Crystal Internet Venture Fund II (BVI), L.P. (“CIVF”). The general partner of CVLP and CIVF is Crystal Venture II, Ltd. (“CVII”). The Class A members of CVII, which have all voting rights of CVII, are Daniel Kellogg and Joseph Tzeng. By virtue of their voting power over the membership interests of CVII, each of these individuals may be deemed to have voting and investment power with respect to the shares held of record by CVLP and CIVF. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein.

(3)	Represents 14,868 shares of Series B preferred stock and 5,773 shares of Series C preferred stock purchased by Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV Associates Fund”) and 797,632 shares of Series B preferred stock and 309,685 shares of Series C preferred stock purchased by Pacven Walden Ventures IV, L.P. (“Pacven IV”). The general partner of Pacven IV Associates Fund and Pacven IV is Pacven Walden Management II, L.P. (“Pacven Management II”). The general partner of Pacven Management II is Pacven Walden Management Co., Ltd. (“Pacven Walden Management”). Lip-Bu Tan is the sole director of Pacven Walden Management and he shares voting and investment power with respect to the shares held by Pacven IV and Pacven IV Associates Fund with the other members of the investment committee of Pacven Walden Management. Andrew Kau (who is also a member of our board of directors) is a member of the investment committee of Pacven Walden Management. Each of the individuals named above disclaims beneficial ownership of such shares except to the extent of his or her individual pecuniary interest therein.

(4)	Jordan Levy and Ron Schreiber are the managers of JoRon Management LLC (“JoRon”) and may therefore be deemed to beneficially own the shares purchased by JoRon. Mr. Levy disclaims beneficial ownership of these shares except to the extent of his individual pecuniary interest therein.

(5)	Represents 394,322 shares of Series C preferred stock purchased by North Atlantic Venture Fund III, L.P. (“NAVF”) and 552,051 shares of Series C preferred stock purchased by North Atlantic SBIC IV, L.P. (“NASBIC”). The general partner of NAVF is North Atlantic Investors III, LLC. The general partner of NASBIC is North Atlantic Investors SBIC IV, LLC. The managers of North Atlantic Investors III, LLC and North Atlantic Investors SBIC IV, LLC are David M. Coit and Mark J. Morrissette. Each of these individuals exercises shared voting and investment power over the shares held of record by NAVF and NASBIC and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein.

Third Amended and Restated Investors’ Rights Agreement

In October 2006, we entered into the investors’ rights agreement with several of our significant stockholders, including Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), entities affiliated with each of Advantage Capital Partners, Crystal Ventures, Walden International and North Atlantic Capital, an entity affiliated with Mr. Jordan Levy and various other entities and individuals. Pursuant to this agreement, we granted stockholders certain registration rights. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the investors’ rights agreement also provides for, among other things, certain information and inspection rights as well as the right of first offer to certain stockholders with respect to future sales of our equity securities by us. The provisions of the investors’ rights agreement described above, other than those relating to registration rights, shall terminate automatically upon the consummation of this offering.

Third Amended and Restated Stock Restriction, First Refusal and Co-Sale Agreement

In October 2006, we entered into the third amended and restated stock restriction, first refusal and co-sale agreement with several of our significant stockholders, including Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), entities affiliated with each of Advantage Capital Partners, Crystal Ventures, Walden International and North Atlantic Capital, an entity affiliated with Mr. Jordan Levy and various other entities and individuals. Pursuant to this agreement, each stockholder granted to the company and to the other stockholders certain rights of first refusal and co-sale rights related to certain proposed sales of shares of the Company. This agreement shall terminate automatically upon the consummation of this offering and be of no further force or effect.

Third Amended and Restated Voting Agreement

In October 2006, we entered into the third amended and restated voting agreement with several of our significant stockholders, including Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), entities affiliated with each of Advantage Capital Partners, Crystal Ventures, Walden International and North Atlantic Capital, an entity affiliated with Mr. Jordan Levy and various other entities and individuals. Pursuant to this agreement, each of the stockholders agreed to vote their shares to elect directors nominated by certain of our significant stockholders. This agreement shall terminate automatically upon the consummation of this offering and be of no further force or effect.

Other Transactions with our Executive Officers, Directors, Key Employees and
Significant Stockholders

Stock Option Grants to Ron Frankel

In September 2007, in connection with his service as our chief executive officer, we granted Ron Frankel an option to purchase 70,000 shares of our common stock at an exercise price of $7.40 per share, pursuant to the 2006 Stock Plan. In addition, in April 2007, we granted Mr. Frankel an option to purchase 115,150 shares of our common stock at an exercise price of $1.39 per share pursuant to the 2006 Stock Plan, and in November 2004, we granted Mr. Frankel an option to purchase 240,009 shares of our common stock at an exercise price of $0.30 per share, pursuant to the 2000 Stock Plan. See “Principal Stockholders” for more details regarding the shares held by Mr. Frankel.

Restricted Stock Purchase By Eric Blachno

In April 2007, in connection with his service as our chief financial officer, Eric Blachno purchased 180,000 restricted shares of our common stock pursuant to the 2006 Stock Plan. See “Principal Stockholders” for more details regarding the shares held by Mr. Blachno.

Stock Option Grants to George Chamoun

In September 2007, we granted George Chamoun an option to purchase 50,000 shares of our common stock at an exercise price of $7.40 per share, pursuant to the 2006 Stock Plan. In November 2004, we granted Mr. Chamoun an option to purchase 72,003 shares of our common stock at an exercise price of $0.30 per share, pursuant to the 2000 Stock Plan. See “Principal Stockholders” for more details regarding the shares held by Mr. Chamoun.

Stock Option Grants to Ross Winston

In September 2007, we granted Ross Winston an option to purchase 50,000 shares of our common stock at an exercise price of $7.40 per share, pursuant to the 2006 Stock Plan. In November 2004, we granted Mr. Winston an option to purchase 36,001 shares of our common stock at an exercise price of $0.30 per share, pursuant to the 2000 Stock Plan. See “Principal Stockholders” for more details regarding the shares held by Mr. Winston.

Stock Option Grants to Jordan Levy

In September 2007, we granted Jordan Levy an option to purchase 20,000 shares of our common stock at an exercise price of $7.40 per share, pursuant to the 2006 Stock Plan. In November 2004, we granted Mr. Levy an option to purchase 24,001 shares of our common stock at an exercise price of $0.30 per share, pursuant to the 2000 Stock Plan. See “Principal Stockholders” for more details regarding the shares held by Mr. Levy.

Stock Option Grant to Jeffrey Mallett

In September 2007, we granted Jeffrey Mallett an option to purchase 60,000 shares of our common stock at an exercise price of $7.40 per share, pursuant to the 2006 Stock Plan.

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers and certain other key employees. See “Management—Limitation of Liability and Indemnification.”

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors has adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions, other than ones that involve compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved in advance by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arm’s length dealings with an unrelated third-party. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Our policies and procedures do not, however, require approval or ratification of any transaction that is approved by our board of directors or our compensation committee, in each case by a majority vote of the disinterested members thereof. The approval of our compensation committee will be required to approve any transaction that involves compensation to our directors and executive officers. Transactions entered into prior to the completion of this offering were not subject to these policies and procedures. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of these policies and procedures will be posted on our website at www.synacor.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of August 31, 2007, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 12,055,098 shares of common stock outstanding as of August 31, 2007. This number reflects:

•	458,339 shares of common stock;

•	the conversion of 5,548,508 shares of Series A convertible preferred stock into 5,548,508 shares of common stock upon the closing of this offering;

•	the conversion of 570,344 shares of Series A-1 convertible preferred stock into 570,344 shares of common stock upon the closing of this offering;

•	the conversion of 2,737,500 shares of Series B convertible preferred stock into 2,737,500 shares of common stock upon the closing of this offering; and

•	the conversion of 2,740,407 shares of Series C convertible preferred stock into 2,740,407 shares of common stock upon the closing of this offering.

This number excludes, however, 180,000 restricted shares of common stock sold to our chief financial officer in April 2007 for $1.39 per share, which are subject to our right of repurchase upon termination of service.

The table also lists the applicable percentage beneficial ownership based on           shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of           shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 31, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Synacor, Inc., 40 La Riviere Drive, Suite 300, Buffalo, New York 14202.

	Shares Beneficially		Shares Beneficially
	Owned Prior to the		Owned After the
	Offering		Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent

5% Stockholders
Entities associated with Walden International (1)	3,068,528	25.1%	3,068,528		%
One California Street, Suite 2800 San Francisco, CA 94111
Entities associated with Crystal Internet Ventures (2)	2,659,025	21.7%	2,659,025		%
1120 Chester Avenue, Suite 418 Cleveland, OH 44114
Entities associated with Advantage Capital Partners (3)	1,863,759	15.2%	1,863,759		%
909 Poydras Street Suite 2230 New Orleans, LA 70112
Intel Corporation (4)	1,391,438	11.4%	1,391,438		%
2200 Mission College Boulevard Santa Clara, CA 95052
Entities associated with North Atlantic Capital (5)	946,373	7.7%	946,373		%
2 City Center, 5th Floor Portland, ME 04105
Rand Capital SBIC, L.P. (6)	657,458	5.2%	657,458		%
2200 Rand Building Buffalo, NY 14203
Directors and Executive Officers (15)
Ron Frankel (7)	1,088,939	8.3%	1,088,939		%
Andrew Kau (8)	3,068,528	25.1%	3,068,528		%
c/o Walden International 361 Lytton Avenue, 2nd Floor Palo Alto, CA 94301
Joseph Tzeng (9)	2,659,025	21.7%	2,659,025		%
c/o Crystal Internet Ventures 1120 Chester Avenue, Suite 418 Cleveland, OH 44114
M. Scott Murphy (10)	1,863,759	15.2%	1,863,759		%
c/o Advantage Capital Partners 909 Poydras Street Suite 2230 New Orleans, LA 70112
Mark Morrissette (11)	946,373	7.7%	946,373		%
c/o North Atlantic Capital 2 City Center, 5th Floor Portland, ME 04105
Jordan Levy (12)	178,527	1.4%	178,527		%
One HSBC Center, Suite 3850 Buffalo, NY 14203
Robert S. Rusak	40,730	*	40,730		*
145 Morris Avenue Mountain Lakes, NJ 07046
George Chamoun (13)	311,037	2.5%	311,037		%
Ross Winston (14)	152,021	1.2%	152,021		%
Eric Blachno	180,000	1.5%	180,000
All current directors and executive officers as a group (9 persons) (15)	10,448,209	76.3%	10,448,209		%

(footnotes on next page)

*	Less than 1%

(1)	Represents 50,235 shares held by Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV Associates Fund”), 2,694,865 shares held by Pacven Walden Ventures IV, L.P. (“Pacven IV”), 161,714 shares held by WIIG-TDF Partners LLC (“WIIG-TDF”) and 161,714 shares held by Walden EDB Partners II, L.P. (“EDB II”). The general partner of Pacven IV Associates Fund and Pacven IV is Pacven Walden Management II, L.P. (“Pacven Management II”). The general partner of EDB II is Walden Management, LLC. The general partner of Pacven Management II is Pacven Walden Management Co., Ltd. (“Pacven Walden Management”). The manager of Walden Management, LLC is Pacven Walden Management. Lip-Bu Tan is the sole director of Pacven Walden Management and he shares voting and investment power with respect to the shares held by Pacven IV, Pacven IV Associates Fund and EDB II with the other members of the investment committee of Pacven Walden Management. Andrew Kau (who is also a member of our board of directors) is a member of the investment committee of Pacven Walden Management. The directors of WIIG-TDF are WIIG Management Co. Ltd. and TDF Global Co. Ltd. Lip-Bu Tan is the sole director of WIIG Management Co. Ltd. and shares voting and investment power with respect to the shares held by WIIG-TDF with the director of TDF Global Co. Ltd. Each of the individuals named above disclaims beneficial ownership of such shares except to the extent of his or her individual pecuniary interest therein.

(2)	Represents 183,784 shares held by Crystal Internet Venture Fund II (BVI), Crystal Vision, L.P. (“CVLP”), and 2,475,241 shares held by Crystal Internet Venture Fund II (BVI), L.P. (“CIVF”). The general partner of CVLP and CIVF is Crystal Venture II, Ltd. (“CVII”). The Class A members of CVII, which have all voting rights of CVII, are Daniel Kellogg and Joseph Tzeng. By virtue of their voting power over the membership interests of CVII, each of these individuals may be deemed to have voting and investment power with respect to the shares held of record by CVLP and CIVF. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein.

(3)	Represents 1,548,301 shares held by Advantage Capital New York Partners I, L.P. (“Advantage I”) and 315,458 shares held by Advantage Capital New York Partners II, L.P. (“Advantage II”). The sole general partner of Advantage I is Advantage Capital New York GP-I, LLC (“Advantage GP I”), and the sole general partner of Advantage II is Advantage Capital New York GP-II, LLC (“Advantage GP II”). Advantage GP I and Advantage GP II, in their respective capacities as general partner of Advantage I and Advantage II, exercise investment discretion and control of the shares beneficially owned by Advantage I and Advantage II. Steven T. Stull holds a majority of the ownership interests, including voting interests, of Advantage GP I and Advantage GP II and, therefore, may be deemed to have voting and investment power with respect to the shares held of record by Advantage I and Advantage II. Mr. Stull disclaims beneficial ownership of the shares held of record by Advantage I and Advantage II except to the extent of his pecuniary interest therein. M. Scott Murphy is a manager of each of Advantage GP I and Advantage GP II, but in such capacity does not exercise voting and investment power with respect to the shares held of record by Advantage I and Advantage II. Mr. Murphy disclaims beneficial ownership of such shares. All of the shares that are held of record by Advantage I and Advantage II are pledged as security for loans made to Advantage I and Advantage II.

(4)	Represents 1,391,438 shares held by Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), a wholly-owned subsidiary of Intel Corporation.

(5)	Represents 394,322 shares held by North Atlantic Venture Fund III, L.P. (“NAVF”) and 552,051 shares held by North Atlantic SBIC IV, L.P. (“NASBIC”). The general partner of NAVF is North Atlantic Investors III, LLC. The general partner of NASBIC is North Atlantic Investors SBIC IV, LLC. The managers of North Atlantic Investors III, LLC and North Atlantic Investors SBIC IV, LLC are David M. Coit and Mark J. Morrissette. Each of these individuals exercises shared voting and investment power over the shares held of record by NAVF and NASBIC and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein.

(6)	Includes 299,146 shares issuable upon exercise of a warrant exercisable within 60 days of August 31, 2007. The general partner of Rand Capital SBIC, L.P. (“Rand”) is Rand Capital Management, LLC (“RCM”). The sole member of RCM is Rand Capital Corporation. The members of the Management Committee of RCM are Allen F. Grum and Daniel P. Penberthy, and in such capacity they have the power to make investment decisions on behalf of Rand. Each of Mr. Grum and Mr. Penberthy disclaims beneficial ownership of the shares held of record by Rand except to the extent of his individual pecuniary interest therein.

(7)	Represents 150,000 shares held by Mr. Frankel and 938,939 shares issuable upon exercise of stock options exercisable within 60 days of August 31, 2007, 136,945 of which shares remained subject to vesting as of August 31, 2007. The shares set forth in the table do not include (i) 70,000 shares issuable upon exercise of stock options granted to Mr. Frankel on September 14, 2007 or (ii) 43,208 shares issuable upon exercise of stock options granted to Mr. Frankel on April 3, 2007, which become exercisable on January 1, 2008.

(8)	See footnote (1) regarding Mr. Kau’s relationship with Walden International. Mr. Kau disclaims beneficial ownership of the shares held of record by the entities affiliated with Walden International referenced in footnote (1) above except to the extent of his individual pecuniary interest therein.

(9)	See footnote (2) regarding Mr. Tzeng’s relationship with Crystal Internet Ventures. Mr. Tzeng disclaims beneficial ownership of the shares held of record by the entities affiliated with Crystal Internet Ventures referenced in footnote (2) above except to the extent of his individual pecuniary interest therein.

(10)	See footnote (3) regarding Mr. Murphy’s relationship with Advantage Capital Partners. Mr. Murphy disclaims beneficial ownership of the shares held of record by the entities affiliated with Advantage Capital Partners referenced in footnote (3) above except to the extent of his individual pecuniary interest therein.

(11)	See footnote (5) regarding Mr. Morrissette’s relationship with North Atlantic Capital. Mr. Morrissette disclaims beneficial ownership of the shares held of record by the entities affiliated with North Atlantic Capital referenced in footnote (5) above except to the extent of his individual pecuniary interest therein.

(12)	Includes 101,149 shares issuable upon exercise of stock options exercisable within 60 days of August 31, 2007, 6,501 of which shares remained subject to vesting as of August 31, 2007. Also includes 76,238 shares held of record by JoRon Management LLC (“JoRon”) and 1,140 shares issuable upon exercise of stock options issued to JoRon exercisable within 60 days of August 31, 2007. Jordan Levy and Ron Schreiber are the managers of JoRon and may therefore be deemed to beneficially own the shares and options held of record by JoRon. Mr. Levy disclaims beneficial ownership of the shares and options held by JoRon except to the extent of his individual pecuniary interest therein. The shares set forth in the table do not include 20,000 shares issuable upon exercise of stock options granted to Mr. Levy on September 14, 2007.

(13)	Represents 47,592 shares held by Mr. Chamoun and 263,445 shares issuable upon exercise of stock options exercisable within 60 days of August 31, 2007, 19,501 of which shares remained subject to vesting as of August 31, 2007. The shares set forth in the table do not include 50,000 shares issuable upon exercise of stock options granted to Mr. Chamoun on September 14, 2007.

(14)	Represents 152,021 shares issuable upon exercise of stock options exercisable within 60 days of August 31, 2007, 9,751 of which shares remained subject to vesting as of August 31, 2007. The shares set forth in the table do not include 50,000 shares issuable upon exercise of stock options granted to Mr. Winston on September 14, 2007.

(15)	Represents 1,456,694 shares issuable upon exercise of stock options exercisable within 60 days of August 31, 2007, 172,698 of which shares remained subject to vesting as of August 31, 2007. The shares set forth in the table do not include the 40,730 shares listed as being held by Robert Rusak because Mr. Rusak was no longer an executive officer of the company as of August 31, 2007. The shares set forth in the table also do not include 60,000 shares issuable upon exercise of a stock option granted to Jeffrey Mallett on September 29, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Immediately after the consummation of the offering, we will have           shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

As of June 30, 2007, there were 12,043,502 shares of common stock outstanding held of record by approximately 137 stockholders. This number of shares has been adjusted to reflect:

•	446,743 shares of common stock;

•	the conversion of 5,548,508 shares of Series A convertible preferred stock into 5,548,508 shares of common stock upon the closing of this offering;

•	the conversion of 570,344 shares of Series A-1 convertible preferred stock into 570,344 shares of common stock upon the closing of this offering;

•	the conversion of 2,737,500 shares of Series B convertible preferred stock into 2,737,500 shares of common stock upon the closing of this offering; and

•	the conversion of 2,740,407 shares of Series C convertible preferred stock into 2,740,407 shares of common stock upon the closing of this offering.

This number excludes, however, 180,000 restricted shares of common stock sold to our chief financial officer in April 2007 for $1.39 per share, which are subject to our right of repurchase upon termination of service.

There will be           shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in the offering and assuming no exercise after June 30, 2007 of outstanding options and warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Concurrently with the closing of this offering, outstanding shares of Series A convertible preferred stock will be converted into 5,548,508 shares of common stock, outstanding shares of Series A-1 convertible preferred stock will be converted into 570,344 shares of common stock, outstanding shares of Series B convertible preferred stock will be converted into 2,737,500 shares of common stock and outstanding shares of Series C convertible preferred stock will be converted into 2,740,407 shares of common stock.

After the completion of this offering, our board of directors will be authorized, without further stockholder approval, to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

After the completion of this offering, holders of 11,671,891 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. All registration rights in connection with this offering have been waived. The foregoing summary is not a complete description of the investors’ rights agreement and is qualified in its entirety by the full text of the investors’ rights agreement, a copy of which is filed as Exhibit 4.3 to the registration statement of which this prospectus is a part.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent directors and officers.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our board will be classified into three classes of directors and, under our amended and restated bylaws, directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings

Under our amended and restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law

Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti- takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Provisions in Certificate of Incorporation and Bylaws

The amendment of most of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          . Its telephone number is           .

Listing on The Nasdaq Global Market

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “SYNC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Other than as described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have issued and outstanding an aggregate of           shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants to purchase common stock that were outstanding as of June 30, 2007. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

The remaining 12,043,502 shares of common stock held by existing stockholders and the 180,000 restricted shares of common stock held by our chief financial officer are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

Subject to any applicable vesting restrictions, the following table shows approximately when the 12,043,502 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, and the 180,000 restricted shares of common stock held by our chief financial officer will be eligible for sale in the public market:

	Shares Eligible
Days After Date of this Prospectus	for Sale	Explanation

Upon effectiveness		Shares sold by us in the offering
Upon effectiveness	7,128	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 days	—	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 days	12,216,374	Lock-up released, subject to extension; shares saleable under Rules 144 and 701
At various times thereafter	—	Restricted securities held for one year or less

Resale of 8,983,923 of the restricted shares that will become available for sale in the public market starting 180 days after the effective date (or longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates.

Lock-Up Agreements

Our directors, executive officers, holders of substantially all of our common stock and holders of options and warrants to purchase our stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. In addition, substantially all of the holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or material news or the occurrence of a material event relating to us.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, and subject to the restrictions contained in the lock-up agreements described above, a person who has beneficially owned “restricted” shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the closing of the offering.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements.

Registration Rights

After the completion of this offering, the holders of 11,671,891 shares of our common stock will be entitled to the registration rights described in “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the applicable lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2007 Equity Incentive Plan, 2006 Stock Plan and 2000 Stock Plan. See “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Thomas Weisel Partners LLC.
Canaccord Adams Inc.
Montgomery & Co., LLC.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of such shares of common stock, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over- allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the           shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise
	Fee per Share	Over-Allotment Option	of Over-Allotment Option

Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Our directors, executive officers, holders of substantially all of our common stock and holders of options and warrants to purchase our stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period through the date that is 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. In addition, substantially all of the holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or material news or the occurrence of a material event relating to us.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation between us and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are the following:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Some of the underwriters or their affiliates may provide investment banking services to us in the future. They will receive customary fees and commissions for these services.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Freed Maxick & Battaglia, CPAs, PC, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on the report from Freed Maxick & Battaglia, CPAs, PC, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

In November 2006, we engaged Deloitte & Touche LLP as our independent accountants in place of Freed Maxick & Battaglia, CPAs, PC following approval by our board of directors. This change in independent accountants was made as a result of our desire to retain a firm with experience in SEC reporting and accounting matters. There were no disagreements at any time, through November 2006, between Freed Maxick & Battaglia, CPAs, PC and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Deloitte & Touche LLP has audited our consolidated financial statements for the year ended December 31, 2006 and for the six months ended June 30, 2007, which are included elsewhere in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Room maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SYNACOR, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Synacor, Inc. and subsidiary
Buffalo, New York

We have audited the accompanying balance sheets of Synacor, Inc. and subsidiary (the “Company”) as of December 31, 2006 and June 30, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006 and the six-month period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and June 30, 2007, and the results of its operations and its cash flows for the year ended December 31, 2006 and six-month period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14, the accompanying consolidated financial statements have been restated.

/s/  Deloitte & Touche LLP

Buffalo, New York
October 1, 2007 (October 30, 2007 as to the effects of the restatement as discussed in Note 14)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Synacor, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Synacor, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synacor, Inc. and subsidiary as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  FREED MAXICK & BATTAGLIA, CPAs, PC

Buffalo, New York
April 11, 2006, except for Notes 5, 6 and 10 as to which the date is July 31, 2007

SYNACOR INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(In thousands except for share and per share data)

				Pro Forma
				Stockholders’
	December 31,		June 30,	Equity as of June 30,
	2005	2006	2007	2007 (note 1)
			(As restated — See Note 14)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,721	$15,293	$12,225
Trade receivables, net of allowance for doubtful accounts of $0, $150, and $135, respectively	2,067	4,102	4,162
Content fee advances, prepaid expenses and other current assets	238	383	661

Total current assets	5,026	19,778	17,048
Property and equipment-net	1,190	4,315	5,172
Other assets-net	27	119	1,221

Total assets	$6,243	$24,212	$23,441

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,491	$2,558	$2,345
Accrued compensation	842	1,145	886
Accrued content fees	94	107	171
Other accrued expenses	39	231	518
Unearned revenue on contracts	95	554	286
Current portion of capital lease obligations	194	712	943

Total current liabilities	2,755	5,307	5,149
Long-term portion of capital lease obligations	262	1,297	1,489
Other long term liabilities	—	—	711
Notes payable	672	—	—

Total liabilities	3,689	6,604	7,349

Commitments and contingencies (note 7)
Stockholders’ equity:
Common stock; $0.01 par value — authorized 20,000,000 shares, issued and outstanding 87,582, 162,998, and 446,743 shares at December 31, 2005 and 2006, and June 30, 2007, respectively	1	2	4	121
Convertible, redeemable preferred stock (liquidation value of $5,240 at June 30, 2007), $0.01 par value — authorized Series A — 5,709,638 shares, issued and outstanding 5,530,150 at December 31, 2005, and 5,548,508 shares at December 31, 2006 and June 30, 2007, respectively	5,055	5,077	5,077	—

				Pro Forma
				Stockholders’
	December 31,		June 30,	Equity as of June 30,
	2005	2006	2007	2007 (note 1)
			(As restated — See Note 14)	(unaudited)

Convertible preferred stock (liquidation value of $750 at June 30, 2007), $0.01 par value — authorized Series A-1 — 570,344 shares, issued and outstanding 570,344 shares at December 31, 2005 and 2006, and June 30, 2007	730	730	730	—
Convertible preferred stock (liquidation value of $5,475 at June 30, 2007), $0.01 par value — authorized Series B — 3,500,000 shares, issued and outstanding 2,737,500 shares at December 31, 2005 and 2006, and June 30, 2007	5,401	5,401	5,401	—
Convertible preferred stock (liquidation value of $17,374 at June 30, 2007), $0.01 par value — authorized Series C — 2,740,407 shares, issued and outstanding 2,740,407 shares at December 31, 2006 and June 30, 2007	—	17,224	17,224	—
Additional paid-in capital	40,588	40,651	40,737	69,052
Accumulated deficit	(49,221)	(51,477)	(53,081)	(53,081)

Total stockholders’ equity	2,554	17,608	16,092	16,092

Total liabilities and stockholders’ equity	$6,243	$24,212	$23,441

See notes to consolidated financial statements.

SYNACOR INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except for share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(As restated —
					See Note 14)

Net sales	$2,385	$14,340	$26,327	$11,823	$17,681
Cost of sales (exclusive of depreciation and amortization shown separately below)	1,244	7,781	15,327	6,958	10,179
Research and development (exclusive of depreciation and amortization shown separately below)	1,385	2,802	4,546	2,135	3,152
Sales and marketing	1,426	2,434	4,413	1,981	3,320
General and administrative (exclusive of depreciation and amortization shown separately below)	1,072	1,892	3,933	1,668	2,287
Depreciation and amortization	191	177	465	191	577

Loss from operations	(2,933)	(746)	(2,357)	(1,110)	(1,834)
Other income (expense):
Loss on extinguishment of debt	—	—	(32)	—	—
Other income	27	93	279	36	330
Interest expense	(77)	(117)	(132)	(73)	(91)

Total other income (expense), net	(50)	(24)	115	(37)	239

Loss before provision for income taxes	(2,983)	(770)	(2,242)	(1,147)	(1,595)
Provision for income taxes	—	—	14	—	9

Net loss	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)

Net loss per common share—basic and diluted	$(36.27)	$(9.20)	$(18.83)	$(13.10)	$(5.93)

Weighted average number of common shares outstanding—basic and diluted	82,260	83,630	119,815	87,582	270,420

Pro forma net loss per common share—basic and diluted (unaudited) (note 1)			$(0.19)		$(0.14)

Pro forma weighted average number of common shares outstanding—basic and diluted (unaudited) (note 1)			11,716,574		11,867,179

See notes to consolidated financial statements.

SYNACOR INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands except for share data)

	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Total

BALANCE — January 1, 2004	82,260	$1	5,470,322	$4,985	570,344	$730	—	$—	—	$—	$40,588	$(45,468)	$836
Issuance of Series B preferred stock, net of offering costs of $72	—	—	—	—	—	—	2,737,500	5,403	—	—	—	—	5,403
Issuance of preferred stock for settlement of accrued interest on notes payable	—	—	59,828	70	—	—	—	—	—	—	—	—	70
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,983)	(2,983)

BALANCE — December 31, 2004	82,260	$1	5,530,150	$5,055	570,344	$730	2,737,500	$5,403	—	$—	$40,588	$(48,451)	$3,326
Exercise of common stock options	5,322	—	—	—	—	—	—	—	—	—	—	—	—
Offering costs related to Series B preferred stock	—	—	—	—	—	—	—	(2)	—	—	—	—	(2)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(770)	(770)

BALANCE — December 31, 2005	87,582	$1	5,530,150	$5,055	570,344	$730	2,737,500	$5,401	—	$—	$40,588	$(49,221)	$2,554
Exercise of common stock options	75,416	1	—	—	—	—	—	—	—	—	5	—	6
Issuance of Series C preferred stock, net of offering costs of $150	—	—	—	—	—	—	—	—	2,740,407	17,224	—	—	17,224
Issuance of Series A preferred stock for settlement of accrued interest on notes payable	—	—	18,358	22	—	—	—	—	—	—	—	—	22
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,256)	(2,256)

BALANCE — December 31, 2006	162,998	$2	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,651	$(51,477)	$17,608
Exercise of common stock options	283,745	2	—	—	—	—	—	—	—	—	26	—	28
Stock-based compensation expense as restated — see Note 14	—	—	—	—	—	—	—	—	—	—	60	—	60
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,604)	(1,604)

BALANCE — June 30, 2007, as restated — see Note 14	446,743	$4	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,737	$(53,081)	$16,092

See notes to consolidated financial statements.

SYNACOR INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended			Six Months Ended
	December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(as restated —
					See Note 14)

Cash flows from operating activities:
Net loss	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	191	177	465	191	577
Stock-based compensation expense	—	—	58	15	60
Interest expense on note payable discount	—	—	16	—	—
Loss on disposal of property and equipment	—	—	51	—	—
Loss on extinguishment of debt	—	—	32	—	—
Change in assets and liabilities that (used) provided cash:
Trade receivables	(136)	(1,700)	(2,035)	(1,328)	(60)
Content fee advances, prepaid expenses and other current assets	(352)	230	(145)	(174)	(209)
Other assets	—	(23)	(96)	(22)	(893)
Accounts payable	124	1,027	1,067	1,612	(262)
Accrued compensation	(65)	609	303	(151)	(259)
Accrued content fees	437	(401)	13	181	64
Other accrued expenses	31	7	129	92	287
Unearned revenue on contracts	254	(343)	459	9	(268)
Increase in other long term liabilities	—	—	—	—	461

Net cash used by operating activities	(2,499)	(1,187)	(1,939)	(722)	(2,106)

Cash flows from investing activities — purchases of property and equipment	(323)	(477)	(1,918)	(1,197)	(826)

Cash flows from financing activities:
Borrowings on term loan	17	2	500	500	—
Repayments of term loan	—	—	(500)	—	—
Repayments of notes payable	—	—	(700)	18	—
Repayments on capital lease obligations	(23)	(87)	(101)	49	(414)
Proceeds from exercise of common stock options	—	(2)	6	—	28
Proceeds from sale of restricted stock	—	—	—	—	250
Net proceeds from sale of preferred stock	5,459	—	17,224	—	—

Net cash provided (used) by financing activities	5,453	(87)	16,429	567	(136)

Increase (decrease) in cash and cash equivalents	2,631	(1,751)	12,572	(1,352)	(3,068)
Cash and cash equivalents — Beginning of period	1,841	4,472	2,721	2,721	15,293

Cash and cash equivalents — End of period	$4,472	$2,721	$15,293	$1,369	$12,225

Supplemental cash flow information:
Cash paid for interest	$77	$116	$117	$63	$92

Supplemental disclosure of non-cash financing transactions:
Property and equipment acquired under capital lease obligations	$282	$273	$1,654	$15	$549

Issuance of preferred stock for settlement of accrued interest on note payable	$70	$—	$22	$—	$—

Accrued property and equipment expenditures	$—	$—	$63	$—	$49

See notes to consolidated financial statements.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2006 IS UNAUDITED)
(in thousands except for share and per share data)

1.	Business and Summary of Significant Accounting Policies

Principles of Consolidation and Business.  The accompanying financial statements include the results of operations of Synacor, Inc. (the “Company”). Formerly, MyPersonal.com, Inc. was a wholly owned subsidiary of Synacor, Inc. As of December 31, 2003, MyPersonal.com had no assets and no further ongoing activities and was dissolved in May 2007.

The Company provides an Internet platform and a portfolio of digital content and services that enable broadband service providers to create a compelling online experience for their subscribers, principally in the United States. The Company’s platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. The platform also aggregates free and paid digital content and value-added services, including video, from third-party providers to create a customized and branded Internet portal solution. The Company delivers a seamless subscriber experience by integrating these services and products with existing customer billing and management systems, thereby allowing its customers to extend their brands and enhance their subscriber relationships. The Company believes that its solution assists its customers in promoting subscriber retention, increasing average revenue per user, or ARPU, and cultivating new revenue streams.

Unaudited Financial Information.  The accompanying interim condensed consolidated financial statements for the six months ended June 30, 2006 are unaudited. In the opinion of management, such unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the Company’s results of operations and cash flows for the six months ended June 30, 2006.

Significant accounting policies are as follows:

Cash and Cash Equivalents.  The Company considers investments with original maturities of three months or less to be cash equivalents.

Trade Receivables.  Credit is granted to substantially all customers. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company carries its accounts receivable at amounts billed, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs, collections and current credit conditions. The Company does not accrue interest on past due invoices.

Content Fees Advances, Prepaid Expenses and Other Current Assets.  The Company enters into various content distribution contracts with vendors and recognizes the cost of any fixed payments stipulated in the contracts over the life of the contract. Any additional monthly content fees are recognized in the month incurred. Management reviews each contract on a regular basis to determine the proper amounts for content fees advances and accruals. Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreement.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Property and Equipment.  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	3-10 years
Computer hardware	5 years
Computer software	3 years
Furniture and fixtures	7 years
Other	3-5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Repairs and maintenance charges are expensed as incurred.

Other Assets.  Other assets consist of long-term prepaid maintenance contracts and long-term refundable deposits. Prepaid maintenance costs are expensed over the corresponding term of the related agreement on a straight-line basis.

Long-Lived Assets.  The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment charge for long-lived assets has been recorded in the accompanying financial statements for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007.

Revenue Recognition.  The Company recognizes net sales in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. SAB 104 requires that four basic criteria must be met prior to revenue recognition: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or the services have been rendered, (iii) the fee is fixed and determinable and (iv) collection of the resulting receivable is reasonably assured.

Certain of the Company’s arrangements contain multiple elements, consisting of the various services it offers. Multiple element arrangements typically consist of the use of the Company’s technology platform to deliver an Internet portal combined with the delivery of its value-added services and paid content. These arrangements are accounted for in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. In such arrangements, the Company has historically determined that each of the services made available to its customers constitutes a separate unit of accounting pursuant to the guidance set forth in EITF 00-21. In accordance with EITF 00-21, arrangement consideration is then allocated to each unit based on its relative fair value. The Company has historically concluded that the stated rates charged for its services have been an accurate reflection of their fair values based on its own market knowledge and that of its customers and vendors, as well as the rates charged for these services when sold separately to similarly situated customers. Accordingly, the Company has utilized these stated rates for the purposes of allocating arrangement consideration to each of the accounting units.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Although its process for the determination of stated rates is generally consistent among its various customer arrangements, its identification of accounting units and their relative fair value is separately made for each of its customer arrangements. Applicable revenue recognition criteria are separately considered for each unit of accounting once it, and its relative fair value have been defined.

The Company derives its net sales from two categories: subscriber-based revenues; and revenues generated from search and advertising activities.

Subscriber-Based Revenues

The Company defines subscriber-based revenues as fees and subscription amounts that it receives from its customers. These fees and subscription amounts are for subscriber-based activities, including the use of the Company’s proprietary technology platform and the use of, or access to, value-added services and paid content. The Company’s technology platform is used to create customized Internet portals and includes integration infrastructure, subscriber personalization capabilities, a content management and delivery system and a customer-branded video player and toolbar. Value-added services include hosted email services, which are designed to meet both consumer and small business client needs, and online security services, such as anti-virus protection, firewall and intrusion detection and pop-up blockers. Paid content includes premium online offerings from third parties, such as games and streaming and downloadable music and movies.

Monthly subscriber levels typically form the basis for calculating and generating subscriber-based revenues. They generally are determined by multiplying a per-subscriber per-month fee by the number of subscribers applicable to the particular services being offered or consumed. In certain cases, the Company charges a fixed monthly fee for specific services provided to the customer to form a base fee for the customer, in addition to the per-subscriber fees.

Subscriber-based revenues are recognized on a monthly basis as the applicable services or content is consumed by, or made available to, subscribers. The Company generally determines subscriber levels in conjunction with its customers. Several methodologies may be used to determine the number of subscribers in a particular month, including, for example, the number of subscribers on a particular day of the month or the average number of subscribers during the month. The Company typically follows the methodology its customers use to determine their own subscriber levels, and the Company then reconciles those levels with its own databases to determine the accurate subscriber levels for billing purposes.

Search and Advertising Revenues

The Company uses Internet search and advertising technologies to generate revenue from the traffic generated by its customers’ Internet portals. In the case of searches, the Company has a revenue-sharing relationship with Google, pursuant to which it includes a Google-branded search tool on its customer’s portals. When a subscriber makes a search request using this tool, the Company delivers it to Google. Google returns search results to the Company that include advertiser-sponsored links. If the subscriber clicks on a sponsored link, Google receives payment from the sponsor of that link and shares a portion of that payment with the Company. The Company then shares a portion of that payment with the applicable customer. The Company recognizes its revenue share from Google monthly.

The Company generates advertising revenue when subscribers view or click on a text or display advertisement that it delivered. The Company recognizes the revenue monthly from its

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

advertising network partners, who manage the placement of advertising into the websites of the Company’s customers and other web pages that the Company controls. Depending on the relationship between its advertising network partners and their advertisers, the revenue may be calculated on a cost per impression basis, which means the advertiser pays based on the number of times its advertisements appear, or a cost per click basis, which means that an advertiser pays only when a subscriber clicks on one of its advertisements.

As with search, the Company pays a share of the advertising revenue to those customers who make their web sites available for the delivery of these advertisements. The revenue-sharing amounts to be paid by the Company take the form of variable payments based on a percentage of its advertising revenues and are paid monthly or quarterly in arrears. Revenue-sharing amounts are expensed as incurred.

Revenue Sharing.  As discussed below, the Company pays its customers a portion of the revenue generated from search and advertising. This revenue consists of payments received by the Company from its advertising partners in connection with traffic supplied by the applicable customer. In accordance with Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the revenue derived from these arrangements that involve traffic supplied by customers is reported on a gross basis because the Company is the primary obligor in the arrangements, is involved in the determination of the service specifications, has discretion in supplier selection and bears credit risk.

Cost of Sales.  Cost of sales consists of revenue-sharing costs, vendor content acquisition costs and infrastructure costs. Revenue-sharing and vendor content acquisition costs may be based on a percentage of the Company’s revenue, on a fixed fee schedule, on the number of subscribers per month or any combination of the foregoing. Percentage of revenue arrangements are expensed as incurred based on the revenue earned during the relevant accounting period. Fixed fee arrangements are expensed ratably over the term of the contract or on a forecasted per subscriber use basis. Fees based on the number of subscribers are expensed based on the number of subscribers having access to the specific content during the relevant accounting period.

Research and Development.  Research and development expenses include costs incurred for product development, including the development of and enhancements to our technology platform and related infrastructures, and customer and content integration. These expenses consist primarily of compensation and related costs for personnel associated with research and development activities.

Software Development Costs.  The Company accounts for software programs to be used solely to meet our internal needs in accordance with Statement of Position No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. In accordance with this position, costs incurred during the preliminary project stage for software programs are expensed as incurred. External and internal costs incurred during the application development stage of new software development as well as for upgrades and enhancements for software programs that result in additional functionality are capitalized. Through June 30, 2007, we have not incurred significant internal costs related to the application development stage. Internal and external training and maintenance costs are expensed as incurred.

Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, benefits, commissions and bonuses paid to our direct sales and marketing personnel, as well as costs related to advertising, industry conferences, promotional materials and other sales and marketing programs. Advertising expense was approximately $22, $43 and $494 for the years

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

ended December 31, 2004, 2005 and 2006, respectively, and $20 and $394 for the six months ended June 30, 2006 and 2007, respectively. The Company expenses advertising as incurred.

General and Administrative.  General and administrative expenses consist primarily of salaries and related expenses for executive management, finance, accounting, human resources and other administrative functions, as well as professional fees, overhead, rent and expenses incurred for general corporate purposes.

Stock-Based Compensation.  On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123R, which revised Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25. SFAS 123R requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS 123R using the prospective transition method and, therefore, has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded only for stock-based awards granted after the date of adoption. Stock-based compensation expense for all awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS 123R. The Company recognizes these compensation costs ratably over the requisite service period of the award. SFAS 123R also requires an entity to calculate the pool of excess tax benefit available to absorb tax deficiencies recognized subsequent to adoption of SFAS 123R (“APIC pool”). The Company has evaluated its APIC pool and has determined that it was immaterial as of January 1, 2006. SFAS 123R also amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation cost using the intrinsic value method of accounting prescribed by APB 25, and had adopted the disclosure-only provisions of SFAS 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition Disclosure. See Note 9 for additional information on stock-based compensation.

Other Income.  Other income consists primarily of interest income on cash deposits.

Income Taxes.  The Company accounts for income taxes using the liability method in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS 109. Under SFAS 109, deferred income tax assets and liabilities are determined based on temporary differences between the financial statement and income tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted income tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to the extent necessary to reduce deferred income tax assets to amounts that more likely than not will be realized. The Company has recorded a 100% valuation allowance against its net deferred tax assets due to the uncertainty of their ultimate realization.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS 109. This interpretation clarifies the accounting for income taxes by prescribing that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax provisions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of tax benefits, determined on a cumulative probability basis, which is more likely

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

than not to be realized upon ultimate settlement in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition, and explicitly excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Company adopted FIN 48 effective as of January 1, 2007. As of June 30, 2007, we had gross unrecognized tax benefits of approximately $300, which may reduce our NOLs in the future. The Company’s federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. For income tax returns filed, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years prior to 2002, although carryforward tax attributes that were generated prior to 2002 may still be adjusted upon examination by tax authorities if they either have been or will be utilized. As of June 30, 2007, there was no material change in any uncertain tax position. The company anticipates some movement in its uncertain tax positions due to changes in timing differences in the next 12 months. This amount is not anticipated to have a material effect on the Company’s financial statements due to anticipated offsetting changes in the valuation allowance. It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense. As of June 30, 2007, there was no accrued interest or penalties related to uncertain tax positions.

Earnings Per Share.  Basic earnings per share, or EPS, is calculated in accordance with SFAS No. 128, Earnings per Share, and EITF Issue No. 03-6, Participating Securities and the Two-Class Method Under SFAS No. 128, Earnings Per Share, and is calculated using the weighted average number of common shares outstanding during each period. Contingently issuable or repurchasable shares are not used in the calculation of basic earnings per share until the contingency is resolved.

Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share. For purposes of this calculation, convertible preferred stock, options and warrants are considered to be potential common shares and are only included in the calculation of diluted earnings per share when their effect is dilutive.

The shares used to compute basic and diluted net income per share represent the weighted-average common shares outstanding. The Company’s preferred stockholders have the right to participate with common stockholders in dividends and unallocated income. Net losses are not allocated to the preferred stockholders. Therefore, when applicable, basic and diluted EPS are computed using the two-class method, under which the Company’s undistributed earnings are allocated amongst the common and preferred shareholders.

Unaudited Pro Forma Net Loss Per Share.  If the offering contemplated by this prospectus results in a post-offering valuation of the Company’s common stock on a fully diluted basis of at least $150 million and the proceeds are not less than $25 million, all 11,596,759 shares of convertible preferred stock will be mandatorily converted into shares of common stock on a 1:1 ratio. The unaudited pro forma stockholders’ equity as of June 30, 2007 and the unaudited pro forma loss per common share data for the year ended December 31, 2006 and the six months ended June 30, 2007 have been prepared assuming that the conversion of preferred stock occurred on January 1, 2006. Refer to Note 10. Net Loss Per Common Share Data for disclosure of the calculation of unaudited pro forma net loss per share.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Accounting Estimates.  The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Concentration of Credit Risk.  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. (See Note 6 for trade accounts receivable.) The Company places its cash primarily in checking and money market accounts with high credit quality financial institutions, which, at times, have exceeded federally insured limits. At June 30, 2007, the Company had cash of $12,002 at financial institutions in excess of the federally insured limits.

Fair Value of Financial Instruments.  The carrying amounts of the Company’s capital leases approximates fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at June 30, 2007.

Recently Issued Accounting Standards.  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 serves to clarify the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair-value measurements have on earnings. SFAS 157 is to be applied whenever another standard requires or allows assets or liabilities to be measured at fair value. The Company will be required to adopt SFAS 157 effective January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides entities with an option to choose to measure eligible items at fair value at specified election dates. If elected, an entity must report unrealized gains and losses on the item in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, is irrevocable (unless a new election date occurs), and is applied only to entire instruments and not to portions of instruments. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its financial statements.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

2.	Property and Equipment

Property and equipment at December 31, 2005 and 2006 consisted of the following:

	December 31,		June 30,
	2005	2006	2007

Leasehold improvements	$96	$274	$540
Computer hardware	1,984	3,998	4,746
Computer software	51	224	326
Furniture and fixtures	151	512	825
Other	48	55	60

Total	2,330	5,063	6,497
Less accumulated depreciation	1,140	748	1,325

Total	$1,190	$4,315	$5,172

Depreciation expense was $188, $175 and $461 for the years ended December 31, 2004, 2005 and 2006, respectively and $188 and $577 for the six months ended June 30, 2006 and 2007, respectively.

3.	Capital Lease Obligations and Bank Borrowing Arrangements

Capital Lease Obligations.  Capital lease obligations consisted of the following:

	December 31,	December 31,	June 30,
	2005	2006	2007

Capital lease payable to Cisco Systems, Capital CRP requiring monthly payments of $4, including interest of approximately 9% per annum through November 2008, secured by equipment	$138	$80	$60
Capital lease payable to HP Financial Services requiring monthly payments of $4, including interest of approximately 15% per annum through September 2007, secured by equipment	79	34	12
Capital lease payable to Dolphin Capital requiring monthly payments of $2, including interest of approximately 13% per annum through June 2008, secured by equipment	43	27	19
Capital lease payable to US Express Leasing requiring monthly payments of $2, including interest of approximately 13% per annum through June 2008, secured by equipment	43	27	19
Capital lease payable to Highline Capital requiring monthly payments of $2, including interest of approximately 14% per annum through May 2008, secured by equipment	42	27	18

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	December 31,	December 31,	June 30,
	2005	2006	2007

Capital lease payable to GE Capital requiring monthly payments of $2, including interest of approximately 13% per annum through November 2007, secured by equipment	42	22	10
Capital lease payable to VA Resources, Inc. requiring monthly payments of $2, including interest of approximately 16% per annum through November 2007, secured by equipment	39	20	9
Capital lease payable to Highline Capital requiring monthly payments of $1, including interest of approximately 16% per annum through November 2007, secured by equipment	30	15	7
Capital lease payable to De Lage Landen requiring monthly payments of $1, including interest of approximately 10% per annum through February 2008, secured by equipment	—	9	5
Capital lease payable to Cisco Systems, Capital CRP requiring monthly payments of $3, including interest of approximately 8% per annum through August 2011, secured by equipment	—	150	136
Capital lease payable to IBM Credit LLC requiring monthly payments of $50, including interest of approximately 8% per annum through December 2009, secured by equipment	—	1,598	1,357
Capital lease payable to IBM Credit LLC requiring monthly payments of $18, including interest of approximately 8% per annum through February 2010, secured by equipment	—	—	523
Capital lease payable to IBM Credit LLC requiring monthly payments of $18, including interest of approximately 8% per annum through February 2010, secured by equipment	—	—	257

Total	456	2,009	2,432
Less current portion	194	712	943

Total	$262	$1,297	$1,489

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The assets under the capital lease obligations are as follows:

	December 31,	December 31,	June 30,
	2005	2006	2007

Computer hardware	$546	$2,200	$2,758
Less accumulated depreciation	53	215	479

Total	$493	$1,985	$2,279

Depreciation expense on assets under capital lease amounted to $8, $45 and $162 for the years ended December 31, 2004, 2005, and 2006, respectively, and $91 and $264 for the six months ended June 30, 2006 and 2007, respectively.

The following is a schedule of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of June 30, 2007:

Six months ending
December 31,

2007	$573

Years Ending
December 31,

2008	1,024
2009	952
2010	123
2011	26

Total future minimum lease payments	2,698
Less amount representing interest	266

Present value of minimum lease payments	2,432
Less current portion	943

Long-term portion	$1,489

Bank Borrowing Arrangements.  On February 23, 2007, the Company modified its existing business financing agreement, pursuant to which the Company can borrow under a revolving credit line of $1,500 for an extended term of 24 months from agreement execution. Any borrowings under the revolving line of credit accrue interest at the prime rate plus a margin of 0.75% and must be repaid by February 2009. The revolving credit line agreement contains provisions that allow the lender to accelerate repayment of the borrowings on the revolving credit line upon occurrence of a material adverse change as defined in the agreement. The revolving credit line agreement contains certain financial performance and reporting covenants. There were no borrowings on the revolving credit line as of June 30, 2007. As of June 30, 2007, the Company was in compliance with all related financial covenants and restrictions.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

4.	Notes Payable

Notes payable at December 31, 2005 and 2006, consisted of the following:

	2005	2006

Buffalo and Erie County Industrial Land Development Corporation (“ECIDA”)—A $350 convertible promissory note that accrues interest at a rate of 10%. The unpaid accrued interest of the Note may be converted, at the option of ECIDA, in whole or in part, into shares of Series A Preferred Stock upon written notice to the Company at any time. The number of shares of Series A Preferred Stock to be issued upon such conversion shall be equal to the quotient (rounded down to the nearest whole number) obtained by dividing the unpaid accrued interest on the promissory note to be converted on the date of conversion, by the Conversion Price. The remainder resulting from such division shall be paid to the ECIDA in cash simultaneously with the issuance of the shares of Series A Preferred Stock. In connection with this note agreement, the Company granted the ECIDA warrants to purchase 299,146 shares of Common Stock at an exercise price of $1.17. These warrants vest immediately and expire in November 2007. The value of the detachable warrants, recorded as a note discount, amounted to $45, resulting in amortization of $9, $9 and $8 during the years ending December 31, 2004, 2005 and 2006, respectively. On October 19, 2006 the note was fully paid
	$336	$—
Rand Capital Corporation (“Rand”)—A $350 convertible promissory note which accrues interest at a rate of 10%. The unpaid accrued interest of the Note may be converted, at the option of Rand, in whole or in part, into shares of Series A Preferred Stock upon written notice to the Company at any time. The number of shares of Series A Preferred Stock to be issued upon such conversion shall be equal to the quotient (rounded down to the nearest whole number) obtained by dividing the unpaid accrued interest on the promissory note to be converted on the date of conversion by the Conversion Price. The remainder resulting from such division shall be paid to Rand in cash simultaneously with the issuance of the shares of Series A Preferred Stock. Rand converted accrued interest of $21 into 18,358 shares of Series A Preferred Stock at September 30, 2006. In connection with this note agreement, the Company granted Rand warrants to purchase 299,146 shares of Common Stock at an exercise price of $1.17. These warrants vest immediately and expire in November 2007. The value of the detachable warrants, recorded as a note discount, amounted to $45, resulting in amortization of $9, $9 and $8 during the years ended December 31, 2004, 2005 and 2006, respectively. On October 19, 2006 the note was fully paid
	336	—

Total	$672	$—

Deferred financing costs are being amortized over the term of the notes payable of five years. Amortization expense was $2, $2 and $4 for the years ended December 31, 2004, 2005 and 2006, respectively. These costs were fully amortized in 2006.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

5.	Income Taxes

The income tax effects of significant temporary differences and carryforwards that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,	June 30,
	2005	2006	2007

Deferred income tax assets:
Stock and other compensation expense	$487	$467	$108
Net operating loss carryforwards	12,510	13,160	13,373
Other	205	198	268

Gross deferred income tax assets	13,202	13,825	13,749
Valuation allowance	(13,079)	(13,550)	(13,536)

Net deferred income tax assets	123	275	213
Deferred income tax liabilities:
Fixed assets	(112)	(248)	(183)
Other	(11)	(27)	(30)

Gross deferred income tax liabilities	(123)	(275)	(213)

Net deferred income tax assets	$—	$—	$—

The implementation of FIN 48 during the six month period ended June 30, 2007 decreased the valuation allowance by $99. This adjustment does not impact income tax expense.

Income tax expense differs from the expected income tax benefit calculated using the statutory U.S. Federal income tax rate as follows:

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007

Federal income tax benefit at statutory rate	$(1,014)	34%	$(262)	34%	$(762)	34%	$(289)	34%	$(541)	34%
State and local taxes, net of federal benefit	(221)	7%	(53)	7%	(159)	7%	(60)	7%	(106)	7%
Expiration of state net operating losses	—	0%	—	0%	80	(4)%	—	0%	466	(30)%
Expiration of charitable contributions	—	0%	—	0%	64	(3)%	—	0%	—	0%
Cancellation of stock options	—	0%	—	0%	138	(6)%	—	0%	—	0%
New York State audit adjustments	—	0%	—	0%	137	(6)%	—	0%	—	0%
New York State tax rate change	—	0%	—	0%	0	0%	—	0%	73	(5)%
Valuation allowance	1,245	(42)%	292	(38)%	472	(21)%	328	(38)%	85	(5)%
Permanent differences	11	0%	18	(2)%	38	(2)%	15	(2)%	32	(2)%
Other	(21)	1%	5	(1)%	6	0%	6	(1)%	—	0%

Total	$—	0%	$—	0%	$14	(1)%	$—	0%	$9	(1)%

The Company had federal and state net operating loss carryforwards (“NOLs”) of approximately $34,690 and $20,500, respectively, at June 30, 2007 available to reduce future taxable income. The NOLs will begin to expire in 2018 and are subject to change of control limitations that generally restrict the utilization of the NOLs on an annual basis. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOLs before they expire, the Company has recorded a valuation allowance to reduce the net deferred income tax asset to zero at each balance sheet date. The Company’s tax provision includes only the net income tax expense attributable to its operations outside of the United

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

States which was $14 for the year ended December 31, 2006 and $9 for the six months ended June 30, 2007.

The Company does not expect to record an income tax provision for its domestic operations for the year ending December 31, 2007.

6.	Segment Information

The Company operates in one business segment, the provision of value-added services to Internet service providers. The Company’s chief operating decision maker reviews financial information for the Company as a whole for purposes of allocating resources and evaluating financial performance. The Company’s financial information does report periodic revenue by major class of product, but the Company has no segment or product line managers who are held accountable for operations, operating results and plans for products or components below the consolidated level. Revenue information regarding these products is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

Subscriber-based revenues	$2,159	$9,072	$12,947	$6,525	$8,639
Search and advertising revenues	226	5,268	13,380	5,298	9,042

Total net sales	$2,385	$14,340	$26,327	$11,823	$17,681

The Company’s net sales included sales made into the United Kingdom of $176, $527, and $1,179 for the years ended December 31, 2004, 2005, and 2006, respectively, and $83 and $1,274 for the six months ended June 30, 2006 and 2007, respectively. All other net sales are made domestically within the United States. All long-lived assets of the Company are in the United States.

The following table shows search and advertising partners and customers from which search and advertising revenues and subscriber-based revenues, respectively, equalled or exceeded 10% of the Company’s net sales and accounts receivable in the periods presented.

	Net Sales					Accounts Receivable
	Year Ended December 31,			Six Months Ended June 30,		December 31,		June 30,
	2004	2005	2006	2006	2007	2005	2006	2007

Partner A	*	36%	50%	44%	44%	36%	*	33%
Customer A	*	*	*	*	12%	*	*	14%
Customer B	*	10%	*	10%	*	10%	*	*
Customer C	*	13%	*	14%	*	20%	34%	*
Customer D	*	10%	*	*	*	*	*	*
Customer E	30%	*	*	*	*	*	*	*

Total	30%	69%	50%	68%	56%	66%	34%	47%

*	Less than 10%.

7.	Commitments and Contingencies

Operating leases.  The Company leases office space under operating lease agreements. In addition, the Company leases certain equipment under non-cancelable operating leases. Rent expense was approximately $97, $210 and $543 for the years ended December 31, 2004, 2005

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

and 2006 respectively, and approximately $250 and $371 for the six months ended June 30, 2006 and 2007, respectively. Future minimum payments under these leases subsequent to June 30, 2007, are approximately as follows:

Six months ending December 31,
2007	$363

Years ending December 31,
2008	536
2009	446
2010	438
2011	431
Thereafter	1,833

Total minimum lease payments	$4,047

Contract Commitments.  Fixed payments required according to contractual commitments are approximately $3,500 for the six months ending December 31, 2007 and $6,500 and $1,600 for the years ending 2008 and 2009, respectively.

Certain of our customer and content provider contracts contain Service Level Agreements (“SLA”) provisions. These SLA provisions provide remedies to the customer or content provider in the event that system availability targets, primarily based on time, are not met. These remedies typically take the form of credits to be applied to the pertinent period of time. For all periods through June 30, 2007, the Company has not been responsible for any such remedies and as of June 30, 2007, there were no remedies that were probable or estimable.

8.	Convertible Preferred Stock

The Company’s restated certificate of incorporation authorizes the issuance of up to 5,709,638 shares of $.01 par value Series A preferred stock. At December 31, 2005, there were 5,530,150 shares issued and outstanding. At December 31, 2006 and June 30, 2007, there were 5,548,508 shares issued and outstanding.

The Company’s restated certificate of incorporation authorizes the issuance of up to 570,344 shares of $.01 par value Series A-1 preferred stock. At December 31, 2005 and 2006, and June 30, 2007, there were 570,344 shares issued and outstanding.

The Company’s restated certificate of incorporation authorizes the issuance of up to 3,500,000 shares of $.01 par value Series B preferred stock. At December 31, 2005 and 2006, and June 30, 2007, there were 2,737,500 shares issued and outstanding.

The Company’s restated certificate of incorporation authorizes the issuance of up to 2,740,407 shares of $.01 par value Series C preferred stock. In October and November 2006, the Company issued a total of 2,740,407 shares of Series C preferred stock at $6.34 per share totaling $17,374 of additional financing. Offering costs related to this transaction were $150 resulting in net proceeds of $17,224 to the Company. At December 31, 2006 and June 30, 2007, there were 2,740,407 shares issued and outstanding.

Conversion.  Each share of Series A, A-1, B and C is convertible at the option of the holder at any time into common stock. The conversion rate is the quotient obtained by dividing the original issue price of the Series A, A-1, B or C shares by the conversion price, which initially is the original issue price. The conversion price is subject to adjustment as set

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

forth in the restated certificate of incorporation for certain dilutive issuances, splits and combinations, as therein defined. Conversion is automatic upon either the consent of the holders or 66% of the outstanding shares of preferred stock or the effective date of a firm commitment underwritten public offering of the Company’s common stock in which the post offering valuation on a fully diluted basis is at least $150 million and the proceeds are not less than $25 million.

Voting.  Each share of A, A-1, B and C preferred stock has voting rights, on an as-if converted basis, identical to common stock and votes together as one class with the common stock.

Dividends.  The holders of Series C preferred stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the Series A preferred stock, Series A-1 preferred stock, Series B preferred stock and common stock of the Company. The holders of Series B preferred stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the Series A preferred stock, Series A-1 preferred stock and common stock of the Company. The holders of Series A preferred stock and Series A-1 preferred stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the common stock of the Company. Dividends are payable when, as and if declared by the Board of Directors. Such dividends are not cumulative.

Redemption.  The Series A, A-1, B and C preferred stock is not redeemable at the option of the holder.

Liquidation.  In the event of any liquidation, dissolution or winding down of the Company, either voluntary or involuntary, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and convertible preferred stock own less than 50% of the resulting voting power (“Liquidation Event”), the holders of shares of Series C preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event to the holders of Series A, A-1 and B preferred stock and common stock by reason of their ownership thereof, an amount equal to 100% per share of the original issue price for each share of Series C preferred stock then held by them, plus declared but unpaid dividends on such share. Upon completion of the distribution required to Series C stockholders, the holders of shares of Series B preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event to the holders of Series A and A-1 preferred stock and common stock by reason of their ownership thereof, an amount equal to 100% per share of the original issue price for each share of Series B preferred stock then held by them, plus declared but unpaid dividends on such share. Upon completion of the distribution required to Series B stockholders, the Series A and A-1 stockholders are entitled to receive 100% per share of the original issue price, plus any declared but unpaid dividends prior and in preference to any distribution to the common stockholders. Upon completion of the distribution required to Series B, A and A-1 stockholders, the holders of common stock are entitled to receive an amount per share equal to declared but unpaid dividends. After payment of the above distributions, the remaining assets of the Company shall be distributed to the common and Series C, B, A and A-1 stockholders pro rata based on the number of common shares held by each (on an as-if converted basis).

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

9.	Stock-Based Compensation

Prior to the adoption of SFAS 123R, the Company accounted for employee stock options using the intrinsic value method in accordance with APB 25. Accordingly, no compensation expense was recognized for stock options issued to employees as long as the exercise price was greater than or equal to the market value of the common stock at the date of grant. On January 1, 2006, the Company adopted the provisions of SFAS 123R using the prospective transition method. Under this method, the Company is required to record compensation expense for all stock-based awards granted after the date of adoption. Under SFAS 123R, compensation expense related to stock-based payments are recorded over the requisite service period based on the grant date fair value of the awards. The Company recorded $58 and $56 of stock-based compensation for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. No income tax deduction is allowed for incentive stock options (“ISO’s”). Accordingly no deferred income tax asset is recorded for the expense related to these options.

Stock Option Plans.  The Company has adopted three stock option plans, which authorize the grant of up to 3,078,239 options to officers and other key employees to purchase the Company’s common stock, subject to the terms of the plans. The options generally vest ratably over four years. Grants under these plans are made at an exercise price of not less than 100% of the market value on the date of grant. The options may be exercised in specified increments usually beginning one year after the date of grant, and generally expire ten years from their respective grant dates or earlier if employment is terminated.

A summary of the status of options granted under all option plans is presented below:

		Weighted
		Average
	Number of	Exercise
	Stock Options	Price

Outstanding as of January 1, 2004	1,553,536	$1.12
Granted in 2004	499,428	0.28
Forfeited in 2004	(19,288)	7.41

Outstanding as of January 1, 2005	2,033,676	0.91
Granted in 2005	333,950	0.30
Exercised in 2005	(5,322)	0.06
Forfeited in 2005	(27,922)	1.37

Outstanding as of January 1, 2006	2,334,382	0.82
Granted in 2006	272,125	1.39
Exercised in 2006	(75,416)	0.09
Forfeited in 2006	(149,141)	0.44

Outstanding as of December 31, 2006	2,381,950	0.92
Granted in 2007	301,900	1.39
Exercised in 2007	(283,745)	0.10
Forfeited in 2007	(30,944)	1.14

Outstanding as of June 30, 2007	2,369,161	$1.08

Expected to vest as of June 30, 2007	2,262,549	$1.08

Exercisable as of June 30, 2007	1,637,672	$1.09

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The weighted average remaining contractual life of the options outstanding and expected to vest were 7.7, 6.9 and 6.8 years as of December 31, 2005 and 2006, and June 30, 2007, respectively. The aggregate intrinsic value for outstanding, expected to vest, and exercisable options were $15,000, $14,300 and $10,400, respectively, as of June 30, 2007. The total intrinsic value of options exercised during the six months ended June 30, 2007 was $2,100. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s estimated stock value and the exercise price, multiplied by the number of in-the-money stock options) that would have been received by the stock option holders had all stock option holders exercised their stock options on the balance sheet dates. This amount will change based on the fair market value of the Company’s stock.

The Company determines the fair value of its stock-based awards on the date of grant using the Black-Scholes option-pricing model. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. One key input into the model is the estimated fair value of the Company’s common stock on the date of grant. For periods prior to May 1, 2006, the Company performed an internal valuation analysis to determine the fair value of its common stock in connection with granting stock options to employees, as described in more detail below. Beginning May 1, 2006, the Company determined the fair value of its common stock after considering valuations prepared for the Company’s board of directors by Empire Valuation Consultants, LLC, or Empire, and Anvil Advisors, or Anvil, each an unrelated valuation specialist.

Other key variables in the Black-Scholes option-pricing model include the expected volatility of the Company’s common stock price, the expected term of the award, the risk-free interest rate and the expected dividend yield. The Company determined that, as a private company, it was not practicable to estimate the volatility of the Company’s stock price, based on the low frequency of price observations. Therefore, expected volatilities were based on a volatility factor computed based upon an external peer group analysis of publicly traded companies. The expected term for options granted prior to January 1, 2006 is 10 years. For options granted subsequent to December 31, 2005, the expected term is 6.25 years. The expected term was estimated by using the actual contractual term of the awards and the length of time for the employees to exercise the awards. The risk free interest rate was based on the implied yield available at the time the options were granted on U.S. Treasury zero coupon issues with a remaining term equal to the expected term of the option. The expected dividend yield is 0% for all periods presented, based upon the Company’s historical practice of electing not to declare or pay cash dividends on its common stock. In addition, under SFAS 123R, the Company is required to estimate forfeitures of unvested awards when recognizing compensation expense. A 4.5% annual forfeiture rate estimate was used for the stock-based compensation expense recorded during 2006, and for the period ended June 30, 2007.

Determination of Common Stock Fair Value before May 2006.  Prior to May 2006, the Company determined the fair value of its common stock in connection with option grants based on several factors, including the price at which shares of its convertible preferred stock had been sold to investors, the liquidation preferences, dividend rights, voting control and other preferential rights attributable to the Company’s then outstanding convertible preferred stock and its limited operating history and uncertain prospects. The Company also based its determination on developments in its business, such as the hiring of key personnel, the status of sales efforts and growth. In addition, the Company took into account the illiquid nature of its common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Determination of Common Stock Fair Value by Valuations Beginning in May 2006.  In May 2006, the Company’s board of directors received the first contemporaneous valuation of the Company’s common stock from Empire, (the “May 2006 valuation”), and the board utilized the value determined in that report to set the exercise price of options granted from May 2006 through August 2006. In October 2006, Empire prepared another valuation, (the “October 2006 valuation”), and the board utilized the value determined in that report to set the exercise price of options granted from December 2006 through May 2007. Company management also considered the May 2006 valuation and October 2006 valuation when determining the fair value of its common stock for purposes of SFAS 123R in connection with options granted from May through December 2006.

In the May 2006 valuation, Empire utilized various valuation methods, including the discounted future cash flow method, the guideline company method and the company security valuation method to determine a per share estimated value of the Company’s common stock. In the October 2006 valuation, Empire elected not to use the discounted future cash flow method or guideline company method because, shortly before the valuation date, the Company sold shares of its Series C preferred stock to investors, and Empire believed that such transaction was a preferable indicator of the Company’s value.

In connection with the preparation of the Company’s consolidated financial statements for the six months ended June 30, 2007, the Company engaged Anvil Advisors, or Anvil, an unrelated valuation specialist as defined under the Practice Guide, to assist Company management in estimating the fair value of its common stock for purposes of SFAS 123R in connection with options granted during that period. In a valuation report dated September 26, 2007, (the “September 2007 valuation”), Anvil retrospectively valued the Company’s common stock at prices ranging from $1.51 per share to $6.72 per share across five different valuation dates. Those dates were February 7, April 3, April 19, May 1 and May 31 and corresponded to the dates on which the Company granted options or sold restricted shares.

In the September 2007 valuation, Anvil estimated the enterprise value of the Company on each applicable valuation date using the discounted future cash flow method and the guideline company method and then computing a weighted average of the two based on the likelihood of an initial public offering. As an initial public offering became more likely, the guideline company method was given greater weight. Then Anvil used the company security valuation method to allocate the enterprise value of the Company among its various classes of equity to derive a fully marketable value per share for the common stock. Anvil applied an appropriate discount for lack of marketability to this fully marketable value to arrive at the fair value per share of common stock.

The difference between the exercise price of the options and the Company’s estimate of the fair value has been factored into the SFAS 123R compensation expense.

The following is a description of the significant assumptions used in the valuations of the Company’s common stock.

May 2006 valuation.  Empire used a discount rate of 25% in its discounted future cash flow analysis, and the estimated time to stockholder liquidity was 1.75 years. Based on a sample of comparable publicly-traded companies, company-specific volatility was determined to be 70%, and the lack-of-marketability discount was 20%. The Company’s management determined that the probabilities of an initial public offering and a sale of the Company were equal, and thus equal weight was given to each scenario.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

October 2006 valuation.  The estimated time to stockholder liquidity in the valuation increased to 3 years because the Company’s management determined that, with the proceeds from the Series C financing, it could remain private for a longer period of time. For similar reasons, the probabilities of an initial public offering and a sale of the company shifted to 7% and 93%, respectively. The Company-specific volatility decreased to 52% because the volatility of the comparable publicly-traded companies decreased. A discount rate of 25% was used for the discounted cash flow analysis, and the lack-of-marketability discount was 20%.

February 7, 2007 valuation.  The estimated time to stockholder liquidity decreased to 2 years because the Company’s board of directors and management had begun to reconsider a possible initial public offering. The company-specific volatility decreased to 49% because the volatility of the comparable publicly-traded companies decreased. A discount rate of 25% was used in the discounted cash flow analysis, and the lack-of-marketability discount was 20%. The probabilities of an initial public offering and a sale were 25% and 75%, respectively.

April 3 and April 19, 2007 valuations.  In the April 3 and April 19, 2007 valuations, the estimated time to stockholder liquidity as of April 3 and April 19 was 1.75 years and 1.5 years, respectively. The company-specific volatility was 48%, the discount rate of 25% was used in the discounted cash flow analysis, and the lack-of-marketability discount was 20%. The probabilities of an initial public offering and a sale were 25% and 75%, respectively.

May 1, 2007 valuation.  The discounted future cash flow method and guideline company method were weighted 33% and 67%, respectively, whereas prior to May 1, 2007 they had been weighted 67% and 33%, respectively. For similar reasons, the lack-of-marketability discount was reduced from 20% to 15%, and the estimated time to stockholder liquidity decreased to 1.25 years. The company-specific volatility was 44%, and a discount rate of 25% was used in the discounted cash flow analysis. The probabilities of an initial public offering and a sale were 50% and 50%, respectively.

May 31, 2007 valuation.  Due to the Company’s ongoing preparations for an initial public offering, the estimated time to stockholder liquidity decreased to one year, and the weightings given to the discounted future cash flow method and the guideline company method shifted to 20% and 80%, respectively. The company-specific volatility was 44%, the discount rate of 25% was used in the discounted cash flow analysis, and the lack-of-marketability discount was 15%. The probabilities of an initial public offering and a sale were 50% and 50%, respectively.

For options granted during the years ended December 31, 2005 and 2006, the weighted average fair value of the stock options granted, estimated on the date of the grant using the Black-Scholes option-pricing model was $0.20 and $0.78, respectively, (no value was assigned to options in 2004) using the following assumptions:

	2004	2005	2006

Expected life of options (in years)	10	10	6.25
Risk-free interest rate	4.20%	4.39%	4.76%
Expected volatility	0%	0%	52%
Expected dividend yield	0%	0%	0%

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following is a summary of the option grants during the six months ended June 30, 2007:

	Grant date
	2/7/07	4/3/07	5/1/07	5/31/07

Options granted	25,000	170,650	64,750	41,500
Weighted average fair value	$0.84	$0.92	$2.26	$3.77
Expected life of options (in years)	6.25	6.25	6.25	6.25
Risk-free interest rate	4.73%	4.59%	4.57%	4.87%
Expected volatility	52%	52%	52%	52%
Expected dividend yield	0%	0%	0%	0%

The following table summarizes stock option information at June 30, 2007:

		Weighted-		Weighted-
Range of	Number of	Average	Number of	Average
Exercise	Options	Exercise	Options	Exercise
Prices	Outstanding	Price	Exercisable	Price

$0.06	1,221,650	$0.06	1,217,025	$0.06
0.30	605,748	0.30	383,758	0.30
1.39	534,525	1.39	29,651	1.39
150 – 1,450	7,238	215.23	7,238	215.23

	2,369,161	$1.08	1,637,672	$1.09

As of June 30, 2007, the unrecognized compensation cost related to non-vested options granted, for which vesting is probable, under the plans was approximately $663. These costs are expected to be recognized over a weighted average period of 3.4 years. The total fair value of shares vested during the years ended December 31, 2004, 2005 and 2006 was $111, $237 and $401, respectively. The total fair value of shares vested during the six months ended June 30, 2007 was $1,100.

Warrants.  The majority of warrants for the common shares were issued in conjunction with obtaining long-term debt financing as disclosed in Note 5. In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the warrants were initially recorded at their fair values in relation to the proceeds received on the date of issuance and recorded as a debt discount.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following table summarizes information concerning outstanding and exercisable stock purchase warrants as of December 31, 2004, 2005 and 2006 and June 30, 2007:

			Weighted
	Shares of	Weighted	Average
	Common Stock	Average	Remaining
	Underlying	Exercise	Contractual	Aggregate
Shares	Warrants	Price	Life (years)	Intrinsic Value

Outstanding at January 1, 2004	598,616	$1.52	3.9	$132
Granted	—	—	—	—
Exercised				—
Cancelled				—
Forfeited				—
Outstanding at December 31, 2004	598,616	1.52	2.9	132
Granted				—
Exercised				—
Cancelled				—
Forfeited	(24)	49.18		—

Outstanding at December 31, 2005	598,592	1.52	1.9	132
Granted				—
Exercised				—
Cancelled				—
Forfeited				—
Outstanding at December 31, 2006	598,592	1.52	0.9	132
Granted				—
Exercised				—
Cancelled				—
Forfeited	(300)	705.17		—

Outstanding at June 30, 2007	598,292	$1.17	0.3	$3,727

Exercisable at December 31, 2004	598,592	$1.52	2.9	$132

Exercisable at December 31, 2005	598,592	$1.52	1.9	$132

Exercisable at December 31, 2006	598,592	$1.52	0.9	$132

Exercisable at June 30, 2007	598,292	$1.17	0.3	$3,727

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s estimated stock value on June 30, 2007 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders had all warrant holders exercised their warrants on June 30, 2007. This amount will change based on the fair market value of the Company’s stock. There were no warrants exercised during the six months ended June 30, 2007.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following table summarizes warrant information as of June 30, 2007:

	Warrants Outstanding		Warrants Exercisable
	Number of	Exercise	Number of	Exercise
Exercise Prices	Warrants	Price	Warrants	Price

$1.17	598,292	$1.17	598,292	$1.17

Unless exercised, outstanding warrants will expire in November 2007.

10.	Net Loss Per Common Share Data

The Company calculates net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The Company has determined that its Series A, A-1, B and C Convertible Preferred Stock represent participating securities because they participate with common stock in dividends and unallocated income. Historically, the Company has not paid dividends. Net losses are not allocated to the Series A, A-1, B or C Convertible Preferred Stockholders. The Series A, A-1, B and C convertible preferred stock, stock options and warrants are not considered for diluted earnings per share for the periods presented as their effect is anti-dilutive.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following table sets forth the computation of basic and diluted net loss attributable to common stockholders per common share and pro forma net loss attributable to common stockholders per common share, as well as a reconciliation of the numerator and denominator used in the computations:

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007

Historical
Numerator:
Net loss	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)

Net loss attributable to common stockholders	$(2,983)	$(770)	$(2,256)	$(1,147)	$(1,604)

Denominator:
Weighted average common shares outstanding	82,260	83,630	119,815	87,582	270,420
Dilutive effect of:
Stock options and warrants for the purchase of common stock	—	—	—	—	—

Weighted average common shares outstanding—diluted	82,260	83,360	119,815	87,582	270,420

Basic and diluted net loss per common share	$(36.27)	$(9.20)	$(18.83)	$(13.10)	$(5.93)

Pro forma (unaudited)
Numerator:
Net loss attributable to common stockholders			$(2,256)		$(1,604)

Denominator:
Historical weighted average common shares outstanding—basic			119,815		270,420
Assumed conversion of preferred stock into common stock			11,596,759		11,596,759

Pro forma weighted average common shares outstanding—basic			11,716,574		11,867,179
Dilutive effect of:
Stock options and warrants for the purchase of common stock			—		—

Pro forma weighted average common shares outstanding—diluted			11,716,574		11,867,179

Pro forma basic and diluted net loss per common share			$(0.19)		$(0.14)

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

For the six months ended June 30, 2006 and 2007, the following equivalent shares were excluded from the calculation of diluted loss per share as their impact would have been anti-dilutive:

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007

Potentially dilutive weighted average securities excluded from loss per share (1):
Options to purchase common stock (2)	1,146,296	2,181,008	2,239,296	2,302,536	2,382,884
Warrants (3)	—	—	598,392	598,292	598,292
Restricted stock	—	—	—	—	71,209
Convertible preferred stock (as converted basis)	8,837,994	8,837,994	11,596,759	8,837,994	11,596,759

(1)	Defined as having an exercise price lower than the average Company stock price for the period. These securities are excluded from earnings per share as their inclusion would decrease the loss per share.

(2)	Does not include options with an exercise price higher than the average Company stock price for the period as follows: 472,020, 7,562 and 264,163 for December 31, 2004, 2005 and 2006, respectively, and 7,238 options for the six months ended June 30, 2006 and 2007.

(3)	Does not include warrants with an exercise price higher than the average Company stock price for the period as follows: 598,616 and 598,592 for December 31, 2004 and 2005, respectively, and 300 warrants for the six months ended June 30, 2006 and the year ended December 31, 2006.

11.	Restricted Stock

On April 19, 2007, the Company completed a restricted stock sale of 180,000 shares of common stock to its chief financial officer pursuant to the terms of the related stock purchase agreement.

The transaction was accomplished in two tranches. The first tranche involved the sale of 140,000 shares of restricted common stock while the second tranche involved the sale of 40,000 shares of restricted common stock. The underlying terms of the two tranches were otherwise identical and both tranches were closed on April 19, 2007.

The chief financial officer tendered cash of $250, or $1.39 per share, to the Company in return for the shares of restricted common stock which was recorded as a deposit in other long-term liabilities. The Company’s estimate of the fair value of its common stock on that date was $1.66 per share. That estimate was based primarily on the report of an independent valuation specialist containing a retrospective valuation of the Company’s common stock as of April 19, 2007. The fair value is recorded in stock-based compensation expense over the vesting term. As the restrictions on the common stock lapse, the amount tendered will be reclassified from the long-term liabilities account to stockholders’ equity, and the shares will be considered issued. The following assumptions were used in the determination of fair value: fair market value of common stock — $1.66 per share; exercise price — $1.39 per share; expected term — 2.5 years; risk free rate — 4.58%; volatility — 52%.

The following is a summary of the restrictions defined in the stock purchase agreement:

1. Share repurchase right—pursuant to this right, the Company has the right (but not the obligation) to repurchase the shares from the chief financial officer within a 90-day period subsequent to his termination from Company employment. The repurchase price to be paid in such event would be equal to the price per share initially paid by the chief financial officer, or $1.39 per share. The repurchase right would not be applicable, however, if the chief financial officer were terminated involuntarily in connection with or within twelve months of a change in control, as defined by the stock purchase agreement.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

2. Vesting—the purchased shares vest 25% per year after one-year of employment. As the purchased shares vest, the share repurchase right to those shares is terminated. Vesting would accelerate in the event of a post-change-in-control termination as referred to above.

Unless transferred to an immediate family member, as defined by the stock purchase agreement, the transfer of restricted shares by the holder may only be done with the Company’s consent. All shares purchased under this arrangement, whether or not the restriction has lapsed, provide the Company with a right of first refusal. The Company, however, cannot be compelled to exercise this right. The right of first refusal terminates when the Company’s shares are listed on an established securities market.

12.	Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all employees. Under the Plan, eligible employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company maintains the right to match employee contributions; however, no matching contributions were made during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007.

13.	Subsequent Events

In July, August and September 2007, the Company’s board of directors approved grants of an aggregate of 541,648 stock options to various employees and a director of the Company with an exercise price of $7.40 per share based on the latest valuation by an independent valuation expert conducted in July 2007. Also, in July and September 2007, the board of directors authorized the issuance of an additional 250,000 shares and 300,000 shares, respectively, for grant under its stock option plans. In September 2007, the board of directors adopted the Company’s 2007 Equity Incentive Plan (the “2007 Plan”), which will become effective on the effective date of the registration statement of which this prospectus is a part. A total of 1,500,000 shares of common stock are reserved for issuance under the 2007 Plan. The 2007 Plan will allow for equity incentives to employees, outside directors and consultants. The 2007 Plan will replace the 2006 Stock Plan. No further grants will be made under the 2006 Stock Plan after the 2007 Plan becomes effective. However, the options outstanding after this offering under the 2006 Stock Plan will continue to be governed by their existing terms. The number of shares reserved for issuance under the plan will be increased automatically on January 1 of each fiscal year. Employees, members of our board of directors who are not employees and consultants are eligible to participate in the 2007 Plan. The 2007 Plan provides for awards of incentive and nonstatutory stock options to purchase shares of our common stock, stock appreciation rights, restricted shares of our common stock, and stock units.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

14.	Restatement of Previously Issued Financial Statements

During the preparation of the Company’s September 30, 2007 condensed consolidated interim financial statements, management determined that there were errors in its previously reported June 30, 2007 consolidated financial statements. The Company has restated its financials statements for the six-month period ended June 30, 2007, to correct the following errors:

Calculation of net loss per common share — The Company has restated its net loss per common share to properly exclude the weighted average impact of 180,000 restricted shares of common stock sold to the chief financial officer which contain contingent repurchase rights.

Other long-term liabilities — The Company has restated its other long-term liabilities as of June 30, 2007 to reflect the proper classification of the sale of 180,000 shares of restricted stock for $250 to the Company’s chief financial officer pursuant to the terms of the related stock purchase agreement. The Company had previously classified the award in stockholders’ equity.

Stock-Based Compensation — The Company has restated its general and administrative expenses for the six-month period ended June 30, 2007 to reflect additional stock-based compensation expense not previously recorded related to the sale of 180,000 restricted shares of common stock to the Company’s chief financial officer.

Statement of Cash Flows — The Company has also restated its consolidated statements of cash flows for the year ended June 30, 2007, to reflect the impact of changes in the above items that were restated.

Classifications within the Statement of Operations — The Company has corrected amounts related to bonuses paid to employees and allocated expense related to bonuses paid to employees to research and development and sales and marketing expenses based on their functional responsibilities and based on where their salaries have been allocated. Prior to the corrections, the expense for bonuses was included only in general and administrative expenses. Correction of these errors had no impact on the previously reported operating loss, net loss, total assets and liabilities, cash flows, or shareholders’ equity. These adjustments are shown in the tables below under the column “reclassification amounts.”

In addition, certain amounts in the 2004, 2005, and 2006 financial statements have been corrected for the allocation of bonus expense. The impact of the correction on general and administrative expense was $746, $407, and $50 for the years ended December 31, 2006, 2005, and 2004, respectively. The impact of the correction in research and development was $272, $187, and $24 for the years ended December 31, 2006, 2005, and 2004, respectively. The impact on sales and marketing was $474, $220, and $26 for the years ended December 31, 2006, 2005, and 2004, respectively.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The restatement had the following effects on the Company’s June 30, 2007 consolidated financial statements:

CONSOLIDATED BALANCE SHEET
June 30, 2007
(In thousands except for share and per share data)

	As Previously	Restatement
	Reported	Amounts	As Restated

ASSETS
Current assets:
Cash and cash equivalents	$12,225		$12,225
Trade receivables, net of allowance for doubtful accounts of $135	4,162		4,162
Content fee advances, prepaid expenses, and other current assets	661		661

Total current assets	17,048		17,048
Property and equipment—net	5,172		5,172
Other assets—net	1,221		1,221

Total assets	$23,441		$23,441

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,345		$2,345
Accrued compensation	886		886
Accrued content fees	171		171
Other accrued expenses	518		518
Unearned revenue on contracts	286		286
Current portion of capital lease obligations	943		943

Total current liabilities	5,149		5,149
Long-term portion of capital obligations	1,489		1,489
Other long-term liabilities	461	250	711

Total liabilities	7,099	250	7,349

Stockholders’ equity:
Common stock, $.01 par value — authorized 20,000,000 shares, issued and outstanding 446,743 shares	6	(2)	4
Convertible, redeemable preferred stock, $.01 par value — authorized Series A — 5,709,638 shares, issued and outstanding 5,548,508 shares	5,077		5,077
Convertible, preferred stock, $.01 par value — authorized Series A-1 — 570,344 shares, issued and outstanding 570,344 shares	730		730
Convertible, preferred stock, $.01 par value — authorized Series B — 3,500,000 shares, issued and outstanding 2,737,500 shares	5,401		5,401
Convertible, preferred stock, $.01 par value — authorized Series C — 2,740,407 shares, issued and outstanding 2,740,407 shares	17,224		17,224
Additional paid-in capital	40,981	(244)	40,737
Accumulated deficit	(53,077)	(4)	(53,081)

Total stockholders’ equity	16,342	(250)	16,092

Total liabilities and stockholders’ equity	$23,441		$23,441

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(In thousands except for share and per share data)

	As Previously	Restatement	Reclassification	As Restated
	Reported	Amounts	Amounts	and Reclassified

Net sales	$17,681			$17,681
Cost of sales (exclusive of depreciation and amortization shown separately below)	10,179			10,179
Research and development (exclusive of depreciation and amortization shown separately below)	3,008		144	3,152
Sales and marketing	3,050		270	3,320
General and administrative (exclusive of depreciation and amortization shown separately below)	2,697	4	(414)	2,287
Depreciation and amortization	577			577

Loss from operations	(1,830)	(4)		(1,834)
Other income:
Other income	330			330
Interest expense	(91)			(91)

Total other income, net	239			239

Loss before provision for income taxes	(1,591)	(4)		(1,595)

Provision for income taxes	9			9

Net loss	$(1,600)	$(4)		$(1,604)

Net loss per common share —
Basic and diluted	$(4.68)			$(5.93)

Weighted average number of common shares outstanding —
Basic and diluted	342,022			270,420

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(In thousands except for share data)

As Previously Reported:

	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Total

BALANCE — January 1, 2007	162,998	$2	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,651	$(51,477)	$17,608
Exercise of common stock options	283,745	2									26		28
Sale of restricted common stock(1)	180,000	2									248		250
Stock-based compensation expense(1)											56		56
Net loss(1)												(1,600)	(1,600)

BALANCE — June 30, 2007	626,743	$6	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,981	$(53,077)	$16,342

As Restated:

	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Total

BALANCE — January 1, 2007	162,998	$2	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,651	$(51,477)	$17,608
Exercise of common stock options	283,745	2									26		28
Stock-based compensation expense											60		60
Net loss												(1,604)	(1,604)

BALANCE — June 30, 2007	446,743	$4	5,548,508	$5,077	570,344	$730	2,737,500	$5,401	2,740,407	$17,224	$40,737	$(53,081)	$16,092

(1)	Amounts have been restated.

SYNACOR, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Concluded)

CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(In thousands)

	As Previously	Restatement
	Reported	Amounts	As Restated

Cash flows from operating activities:
Net loss	$(1,600)	(4)	$(1,604)
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	577		577
Stock compensation expense	56	4	60
Changes in assets and liabilities that used cash:
Trade receivables	(60)		(60)
Content fee advances, prepaid expenses and other current assets	(209)		(209)
Other assets	(893)		(893)
Accounts payable	(262)		(262)
Accrued compensation	(259)		(259)
Accrued content fees	64		64
Other accrued expenses	287		287
Unearned revenue on contracts	(268)		(268)
Increase in other long-term liabilities	461		461

Net cash used by operating activities	(2,106)	—	(2,106)

Cash flows from investing activities — purchases of property and equipment	(826)		(826)
Cash flows from financing activities:
Repayments on capital lease obligations	(414)		(414)
Proceeds from exercise of common stock options	28		28
Proceeds from sale of restricted stock	250		250

Net cash provided used by financing activities	(136)		(136)

Decrease in cash and cash equivalents	(3,068)		(3,068)
Cash and cash equivalents:
Beginning of period	15,293		15,293

End of period	$12,225		$12,225

Supplement information:
Cash paid for interest	$92		$92

Supplemental disclosure of non-cash financing and investing information:
Property and equipment acquired under capital lease obligations	$549		$549

Accrued property and equipment expenditures	$49		$49

All reported amounts affected by the restatements that appear elsewhere in these footnotes to the consolidated financial statements as of and for the six-month period ended June 30, 2007, have also been restated.

******

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until          , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Synacor, Inc.

           Shares

Common Stock

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC

Canaccord Adams

Montgomery & Co.

Prospectus

          , 2007

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and The Nasdaq Global Market listing fee.

SEC Registration fee		$2,648
NASD filing fee		9,125
Nasdaq Global Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement will provide that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Section           of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our investors’ rights agreement.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act:

1. On October 14, 2005, we issued and sold 20 shares of our common stock at a purchase price of $0.30 per share to a former employee under our 1999 Option Plan.

2. On July 26, 2007, we issued and sold 24 shares of our common stock at a purchase price of $1.39 per share to a former employee under our 1999 Option Plan.

3. From March 30, 2004 through August 1, 2006, we granted stock options to purchase an aggregate of 1,023,253 shares of our common stock at exercise prices ranging from $0.06 to $1.89 per share to executive officers, employees, consultants, directors and other service providers under our 2000 Option Plan. We subsequently re-priced the options with an exercise price of $1.89 to an exercise price of $1.39 per share.

4. From September 28, 2005 through September 5, 2007, we issued and sold an aggregate of 380,253 shares of our common stock at exercise prices of $0.06 and $0.30 per share upon the exercise of stock options that were granted under our 2000 Option Plan.

5. From December 15, 2006 through May 31, 2007, we granted stock options to purchase an aggregate of 384,150 shares of our common stock at an exercise price of $1.39 per share to executive officers, employees, consultants and directors under our 2006 Option Plan.

6. On April 19, 2007, we issued and sold 180,000 restricted shares of our common stock at a purchase price of $1.39 per share to an executive officer of the Company under our 2006 Option Plan.

7. On July 31, 2007, August 2, 2007, September 14, 2007 and September 29, 2007, we granted stock options to purchase an aggregate of 541,648 shares of our common stock at an exercise price of $7.40 per share to employees under our 2006 Option Plan.

8. On November 18, 2004, we issued an aggregate of 59,828 shares of our Series A convertible preferred stock at a price of $1.17 per share to two institutional investors upon the conversion of accrued interest on outstanding promissory notes.

9. On October 19, 2006, we issued 18,358 shares of our Series A convertible preferred stock at a price of $1.17 per share to one institutional investor upon the conversion of accrued interest on an outstanding promissory note.

10. On October 1, 2004 and on January 25, 2005, we issued and sold an aggregate of 2,737,500 shares of our Series B convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $5,475,000.

11. On October 19, 2006 and on November 2, 2006, we issued and sold an aggregate of 2,740,407 shares of our Series C convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $17,374,000.

The sale of securities described in Items 15(1) through (7) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(8) through (11) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation
3	.2*	Form of Amended and Restated Certificate of Incorporation to be effective upon closing
3	.3**	Bylaws
3	.4*	Form of Amended and Restated Bylaws to be effective upon closing
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4	.2*	Form of certificate for common stock
4	.3**	Third Amended and Restated Investors’ Rights Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
4	.4**	Third Amended and Restated Stock Restriction, First Refusal and Co-Sale Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
4	.5**	Third Amended and Restated Voting Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10	.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees
10	.2.1**	1999 Stock Option Plan
10	.2.2**	Amendment to 1999 Stock Option Plan

Exhibit
No.		Description

10	.3.1**	2000 Stock Plan
10	.3.2**	First Amendment to 2000 Stock Plan
10	.3.3**	Second Amendment to 2000 Stock Plan
10	.3.4**	Third Amendment to 2000 Stock Plan
10	.4.1**	2006 Stock Plan
10	.4.2**	Amendment No. 1 to 2006 Stock Plan
10	.4.3**	Amendment No. 2 to 2006 Stock Plan
10	.5**	2007 Equity Incentive Plan
10	.6**	Management Bonus Plan
10	.7**	Letter Agreement dated July 31, 2007 with Ron Frankel
10	.8**	Offer Letter dated April 6, 2007 with Eric Blachno
10	.9**	Letter Agreement dated September 29, 2006 with Ross Winston
10	.10.1**	Employment and Noncompetition Agreement dated December 22, 2000 between George Chamoun and CKMP, Inc.
10	.10.2**	Letter Agreement dated September 29, 2006 with George Chamoun
10	.10.3**	Letter Agreement dated September 17, 2007 with George Chamoun
10	.11**	Separation Agreement dated October 24, 2006 with Robert Rusak
10	.12**	Series B Preferred Stock Purchase Agreement dated October 1, 2004 by and among Synacor, Inc. and the investors listed on the signature pages thereto
10	.13**	Series C Preferred Stock Purchase Agreement dated October 19, 2006 by and among Synacor, Inc. and the investors listed on the signature pages thereto
10	.14.1**	Google Services Agreement dated June 30, 2004 between Google Inc. and Synacor, Inc.
10	.14.2**	Google Services Agreement Order Form dated June 25, 2004 by and between Google Inc. and Synacor, Inc.
10	.14.3**	Amendment Number One to Google Services Agreement Order Form dated November 1, 2004 by and between Google Inc. and Synacor, Inc.
10	.14.4**	Amendment Number Two to Google Services Agreement Order Form dated December 16, 2005 by and between Google Inc. and Synacor, Inc.
10	.14.5**	Amendment Number Three to Google Services Agreement Order Form dated June 30, 2006 by and between Google Inc. and Synacor, Inc.
10	.14.6**	Amendment Number Four to Google Services Agreement Order Form dated July 31, 2006
10	.15.1**	Master Services Agreement No. MSAX063015TPS dated December 4, 2006 by and between Synacor, Inc. and Embarq Management Company
10	.15.2**	Contract Order No. COXX063016TPS to Master Services Agreement MSAX063015TPS dated December 4, 2006 by and between Synacor, Inc. and Embarq Management Company
10	.16.1**	Synacor Master Services Agreement dated September 30, 2004 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.2**	Schedule F — First Renewal to Synacor Master Services Agreement dated July 1, 2005 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.3**	Amendment to Master Services Agreement dated September 30, 2005 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.4**	Amendment to Master Services Agreement dated August 16, 2006 by and among Synacor, Inc., Charter Communications Operating, LLC and Charter Communications Holding Company, LLC

Exhibit
No.		Description

10	.16.5**	Content Distribution Addendum to Synacor Master Services Agreement dated September 30, 2004 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.17.1**	Letter Agreement dated July 27, 2006 by and among Synacor, Inc. and Time Warner Cable Inc.
10	.17.2**	Synacor Master Services Agreement dated July 13, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.3**	Amendment No. 1 to Synacor Master Services Agreement dated December 28, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.4**	Amendment No. 2 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.5**	Content Distribution Addendum to Synacor Master Services Agreement dated July 21, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.6**	Content Attachment No. 1 to Content Distribution Addendum dated November 21, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.7**	Amendment No. 1 to Attachment Content No. 1 dated June 1, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.8**	Content Attachment No. 2 to Content Distribution Addendum to Synacor Master Services Agreement dated June 6, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.9**	Search Revenue Sharing Addendum to Synacor Master Services Agreement dated November 18, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.10**	Search Revenue Sharing Addendum No. 2 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.11**	Search Revenue Sharing Addendum No. 3 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.18.1**	Sublease dated March 3, 2006 between Ludlow Technical Products Corporation and Synacor, Inc.
10	.18.2**	First Amendment to Sublease dated as of September 25, 2006
10	.18.3**	Second Amendment to Sublease dated as of February 27, 2007
10	.19**	2007 Management Cash Incentive Plan
10	.20**	2007 Employee Stock Purchase Plan
10	.21**	Amendment to Offer Letter with Eric Blachno
10	.22*	Second Amendment to Offer Letter with Eric Blachno
16	.1**	Letter regarding change in certifying accountant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Freed Maxick & Battaglia, CPAs, PC
23	.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24	.1**	Power of Attorney (contained in the signature page to this registration statement)
24	.2**	Power of Attorney from Jeffrey Mallett
99.1		Consent of Empire Valuation Consultants, LLC
99.2		Consent of Anvil Advisors

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules

Schedule II  Valuation and Qualifying Accounts

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on this 30th day of October, 2007.

SYNACOR, INC.

By:	/s/ Ron Frankel
Ron Frankel
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment no. 3 to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ron Frankel Ron Frankel	President, Chief Executive Officer and Director (Principal Executive Officer)	October 30, 2007

/s/ Eric Blachno Eric Blachno	Chief Financial Officer (Principal Financial and Accounting Officer)	October 30, 2007

* Andrew Kau	Director	October 30, 2007

* Jordan Levy	Director	October 30, 2007

* Jeffrey Mallett	Director	October 30, 2007

* Mark Morrissette	Director	October 30, 2007

* M. Scott Murphy	Director	October 30, 2007

* Joseph Tzeng	Director	October 30, 2007

* By:	/s/ Ron Frankel
Ron Frankel, attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation
3	.2*	Form of Amended and Restated Certificate of Incorporation to be effective upon closing
3	.3**	Bylaws
3	.4*	Form of Amended and Restated Bylaws to be effective upon closing
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4	.2*	Form of certificate for common stock
4	.3**	Third Amended and Restated Investors’ Rights Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
4	.4**	Third Amended and Restated Stock Restriction, First Refusal and Co-Sale Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
4	.5**	Third Amended and Restated Voting Agreement by and among Synacor, Inc., certain stockholders and the investors listed on the signature pages thereto
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10	.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees
10	.2.1**	1999 Stock Option Plan
10	.2.2**	Amendment to 1999 Stock Option Plan
10	.3.1**	2000 Stock Plan
10	.3.2**	First Amendment to 2000 Stock Plan
10	.3.3**	Second Amendment to 2000 Stock Plan
10	.3.4**	Third Amendment to 2000 Stock Plan
10	.4.1**	2006 Stock Plan
10	.4.2**	Amendment No. 1 to 2006 Stock Plan
10	.4.3**	Amendment No. 2 to 2006 Stock Plan
10	.5**	2007 Equity Incentive Plan
10	.6**	Management Bonus Plan
10	.7**	Letter Agreement dated July 31, 2007 with Ron Frankel
10	.8**	Offer Letter dated April 6, 2007 with Eric Blachno
10	.9**	Letter Agreement dated September 29, 2006 with Ross Winston
10	.10.1**	Employment and Noncompetition Agreement dated December 22, 2000 between George Chamoun and CKMP, Inc.
10	.10.2**	Letter Agreement dated September 29, 2006 with George Chamoun
10	.10.3**	Letter Agreement dated September 17, 2007 with George Chamoun
10	.11**	Separation Agreement dated October 24, 2006 with Robert Rusak
10	.12**	Series B Preferred Stock Purchase Agreement dated October 1, 2004 by and among Synacor, Inc. and the investors listed on the signature pages thereto
10	.13**	Series C Preferred Stock Purchase Agreement dated October 19, 2006 by and among Synacor, Inc. and the investors listed on the signature pages thereto
10	.14.1**	Google Services Agreement dated June 30, 2004 between Google Inc. and Synacor, Inc.
10	.14.2**	Google Services Agreement Order Form dated June 25, 2004 by and between Google Inc. and Synacor, Inc.
10	.14.3**	Amendment Number One to Google Services Agreement Order Form dated November 1, 2004 by and between Google Inc. and Synacor, Inc.
10	.14.4**	Amendment Number Two to Google Services Agreement Order Form dated December 16, 2005 by and between Google Inc. and Synacor, Inc.
10	.14.5**	Amendment Number Three to Google Services Agreement Order Form dated June 30, 2006 by and between Google Inc. and Synacor, Inc.
10	.14.6**	Amendment Number Four to Google Services Agreement Order Form dated July 31, 2006
10	.15.1**	Master Services Agreement No. MSAX063015TPS dated December 4, 2006 by and between Synacor, Inc. and Embarq Management Company
10	.15.2**	Contract Order No. COXX063016TPS to Master Services Agreement MSAX063015TPS dated December 4, 2006 by and between Synacor, Inc. and Embarq Management Company

Exhibit
No.		Description

10	.16.1**	Synacor Master Services Agreement dated September 30, 2004 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.2**	Schedule F — First Renewal to Synacor Master Services Agreement dated July 1, 2005 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.3**	Amendment to Master Services Agreement dated September 30, 2005 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.16.4**	Amendment to Master Services Agreement dated August 16, 2006 by and among Synacor, Inc., Charter Communications Operating, LLC and Charter Communications Holding Company, LLC
10	.16.5**	Content Distribution Addendum to Synacor Master Services Agreement dated September 30, 2004 by and between Synacor, Inc. and Charter Communications Holding Company, LLC
10	.17.1**	Letter Agreement dated July 27, 2006 by and among Synacor, Inc. and Time Warner Cable Inc.
10	.17.2**	Synacor Master Services Agreement dated July 13, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.3**	Amendment No. 1 to Synacor Master Services Agreement dated December 28, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.4**	Amendment No. 2 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.5**	Content Distribution Addendum to Synacor Master Services Agreement dated July 21, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.6**	Content Attachment No. 1 to Content Distribution Addendum dated November 21, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.7**	Amendment No. 1 to Content No. 1 Attachment dated June 1, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.8**	Content Attachment No. 2 to Content Distribution Addendum to Synacor Master Services Agreement dated June 6, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.9**	Search Revenue Sharing Addendum to Synacor Master Services Agreement dated November 18, 2004 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.10**	Search Revenue Sharing Addendum No. 2 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.17.11**	Search Revenue Sharing Addendum No. 3 to Synacor Master Services Agreement dated October 26, 2005 by and among Synacor, Inc. and ACC Operations, Inc.
10	.18.1**	Sublease dated March 3, 2006 between Ludlow Technical Products Corporation and Synacor, Inc.
10	.18.2**	First Amendment to Sublease dated as of September 25, 2006
10	.18.3**	Second Amendment to Sublease dated as of February 27, 2007
10	.19**	2007 Management Cash Incentive Plan
10	.20**	2007 Employee Stock Purchase Plan
10	.21**	Amendment to Offer Letter with Eric Blachno
10	.22*	Second Amendment to Offer Letter with Eric Blancho
16	.1**	Letter regarding change in certifying accountant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Freed Maxick & Battaglia, CPAs, PC
23	.3*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24	.1**	Power of Attorney (contained in the signature page to this registration statement)
24	.2**	Power of Attorney from Jeffrey Mallett
99.1		Consent of Empire Valuation Consultants, LLC
99.2		Consent of Anvil Advisors

*	To be filed by amendment.

**	Previously filed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Synacor, Inc.
Buffalo, New York

We have audited the consolidated financial statements of Synacor, Inc. and subsidiary (the “Company”) as of and for the year ended December 31, 2006 and as of and for the six-months ended June 30, 2007, and have issued our report thereon dated October 1, 2007, October 30, 2007 as to the effects of the restatement as discussed in Note 14 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 14) (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Deloitte & Touche LLP

Buffalo, New York
October 30, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Synacor, Inc. and Subsidiary
Buffalo, New York

We have audited the consolidated financial statements of Synacor, Inc. and subsidiary (the “Company”) as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated April 11, 2006 (July 31, 2007 as to Note 5, 6 and 10) (included elsewhere in this Registration Statement). Our audit also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  FREED MAXICK & BATTAGLIA, CPAs, PC

Buffalo, New York
July 31, 2007

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(in thousands)

Allowance for Doubtful Accounts
Beginning Balance	$—	$—	$—	$(150)
Additions	(15)	(9)	(270)	—
Reductions	15	9	120	15

Ending Balance	$—	$—	$(150)	$(135)

Deferred Tax Valuation Allowance
Beginning Balance	$(11,542)	$(12,787)	$(13,079)	$(13,550)
Additions	(1,245)	(292)	(471)	—
Reductions	—	—	—	14

Ending Balance	$(12,787)	$(13,079)	$(13,550)	$(13,536)